As filed with the Securities and Exchange Commission on May 7, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2 to

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number:

NEW FOUND GOLD CORP.

(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6
(Address of Principal Executive Offices)

Michael Kanevsky
Chief Financial Officer
Suite 1430 – 800 West Pender Street,
Vancouver, British Columbia
V6C 2V6
604 562-9664
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Shares, no par value	To be registered	NYSE American LLC, to be applied for

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

NOT APPLICABLE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

YES ☐ NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☐ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☐

ii

Unless otherwise stated or the context requires otherwise, references in this registration statement on Form 20-F (the “Registration Statement”) to the “Company”, “New Found Gold”, “we”, “us” or “our” refer to New Found Gold Corp. and its subsidiaries on a consolidated basis.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars. See Item 3.A for exchange rate information between the Canadian dollar and the United States dollar.

Refer to the audited consolidated financial statements and the accompanying notes included elsewhere in this Registration Statement for disclosure of matters in response to changes in significant accounting policies inclusive of future pronouncements and measurement assumptions, subsequent events, related party transactions, financial instruments and material changes in in estimates and accounting methods.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Registration Statement may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to applicable securities laws which reflect management's expectations regarding our future growth, results from operations (including, without limitation, statements about our opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•	the Queensway Project (as such term is defined herein) and our planned and future exploration on the Queensway Project and our other mineral properties;

•	our goals regarding exploration and potential development of its projects;

•	the use of available funds;

•	our future business plans;

•	expectations regarding the ability to raise further capital;

•	the market price of gold;

•	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•	the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties;

•	government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario;

•	our compensation policy and practices;

•	our expected reliance on key management personnel, advisors and consultants;

•	plans regarding future composition our Board of Directors (the “Board”); and

•	effects of the novel coronavirus (“COVID-19”) outbreak as a global pandemic.

3

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Registration Statement including, without limitation, assumptions about:

•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of our mineral properties;

•	future prices of gold and other metal prices;

•	the timing and results of exploration and drilling programs;

•	the demand for, and price of gold;

•	that general business and economic conditions will not change in a material adverse manner;

•	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•	the geology of the Queensway Project;

•	the accuracy of budgeted exploration and development costs and expenditures;

•	future currency exchange rates and interest rates;

•	operating conditions being favorable such that we are able to operate in a safe, efficient and effective manner;

•	our ability to attract and retain skilled personnel;

•	political and regulatory stability;

•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favorable terms;

•	obtaining required renewals for existing approvals, licenses and permits on favorable terms;

•	requirements under applicable laws;

•	sustained labor stability; stability in financial and capital goods markets;

•	expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; and

•	availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause our actual plans, intentions, activities, results, performance or achievements to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation:

•	we may fail to find a commercially viable deposit at any of our mineral properties;

•	there are no resources or mineral reserves on any of the properties in which we have an interest;

•	our plans may be adversely affected by our reliance on historical data compiled by previous parties involved with our mineral properties;

•	mineral exploration and development are inherently risky;

•	the mineral exploration industry is intensely competitive;

•	additional financing may not be available to us when required or, if available, the terms of such financing may not be favorable to us;

•	fluctuations in the demand for gold;

•	we may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with our current business;

•	our exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted;

•	our operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations;

•	there is no guarantee that title to the properties in which we have a material interest will not be challenged or impugned;

•	we face various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for us;

•	public health crises such as the COVID-19 pandemic may adversely impact our business;

•	the volatility of global capital markets over the past several years has generally made the raising of capital more difficult;

4

•	compliance with environmental regulations can be costly;

•	social and environmental activism can negatively impact exploration, development and mining activities;

•	our success is largely dependent on the performance of our directors and officers;

•	our operations may be adversely affected by First Nations land claims;

•	we and/or our directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on our business;

•	we may be adversely affected if potential conflicts of interests involving our directors and officers are not resolved in our favor;

•	our future profitability may depend upon the world market prices of gold;

•	if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price and trading volume of our common shares could decline;

•	our common shares may be subject to significant price volatility;

•	dilution from future equity financing could negatively impact holders of common shares;

•	failure to adequately meet infrastructure requirements could have a material adverse effect on our business;

•	our projects now or in the future may be adversely affected by risks outside of our control;

•	we are subject to various risks associated with climate change; and

•	other factors discussed under “Risk Factors”.

Although we have attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See Item 3.D, “Risk Factors” for a discussion of certain factors investors should carefully consider.

We caution that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this Registration Statement and we disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A.	Directors and Senior Management

The following table lists the names of our directors and executive officers. The business address for each director and member of senior management is 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6.

Name	Age	Position
Collin Kettell	30	Executive Chairman and Director
Craig Roberts	62	Chief Executive Officer and Director
Denis Laviolette	35	President and Director
Greg Matheson	35	Chief Operating Officer
Michael Kanevsky	40	Chief Financial Officer
Janet Francis	53	Corporate Secretary
John Anderson	56	Director
Dr. Quinton Hennigh	54	Director

5

B.            Advisers

Our principal Canadian legal advisers are Blake, Cassels & Graydon LLP, located at 595 Burrard Street, Suite 2600, Vancouver BC V7X 1L3, Canada. Our principal United States legal advisors are Paul, Weiss, Rifkind, Wharton & Garrison LLP located at 77 King Street West, Suite 3100, P.O. Box 226, Toronto, Ontario M5K 1J3, Canada.

C.            Auditors

Crowe MacKay LLP, Chartered Professional Accountants, is our current auditor and audited our financial statements for the years ended December 31, 2020, 2019, 2018 and 2017. The address of Crowe MacKay LLP is 1177 West Hastings Street, Suite 1100, Vancouver, BC V6E 4T5, Canada. Crowe MacKay LLP is registered with the Public Company Accounting Oversight Board.

Deloitte LLP, Chartered Professional Accountants, acted as our auditor from October 9 – October 28, 2020. Deloitte LLP resigned as our auditor at our request after determining that Deloitte LLP may not be independent of the Company. The address of Deloitte LLP is 885 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6C 3E8. DNTW Toronto LLP, Chartered Professional Accounts, acted as our auditor from May 30, 2018 to October 9, 2020. The address of DNTW Toronto LLP is 45 Sheppard Avenue East, Suite 703, Toronto, Ontario, M2N 5W9.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A.            Selected Financial Data

The following table sets out certain selected financial information for the periods and as at the dates indicated. This information has been derived from the audited financial statements and related notes thereto included in this Registration Statement. We prepare our financial statements in accordance with IFRS. Investors should read the following information in conjunction with those financial statements and related notes thereto, which are included in Item 19(a) of this Registration Statement.

	For the year ended December 31,
	2020 (audited) ($)	2019 (audited) ($)	2018 (audited) ($)	2017 (audited) ($)
Total revenues	-	-	-	-
Exploration and evaluation expenditures	8,107,439	657,539	1,742,415	1,420,855
Share-based compensation	26,457,335	2,130,528	122,361	408,240
Loss from operating activities	(38,347,288)	(3,925,409)	(2,660,055)	(2,269,254)
Net loss for the period	(32,534,439)	(4,020,032)	(1,341,133)	(408,158)
Total loss and comprehensive loss for the year	(32,534,439)	(4,020,032)	(1,334,928)	(415,052)
Loss per common share – basic	(0.29)	(0.07)	(0.02)	(0.01)
Loss per common share – diluted	(0.29)	(0.07)	(0.02)	(0.01)
Weighted average number of common shares outstanding – basic	112,657,850	60,041,181	56,336,997	53,941,945
Weighted average number of common shares outstanding – diluted	112,657,850	60,041,181	56,336,997	53,941,945
Total current assets	71,160,565	8,255,171	1,064,175	1,858,412
Total assets	73,536,928	9,355,036	1,783,497	3,008,057
Total current liabilities	635,083	392,849	828,306	350,490
Total liabilities	635,083	392,849	828,306	350,490
Share capital	87,668,764	10,735,862	2,845,700	2,828,700
Reserves	24,208,662	4,667,467	530,601	402,035
Deficit	(38,975,581)	(6,441,142)	(2,421,110)	(573,168)
Total equity	72,901,845	8,962,187	955,191	2,657,567

6

Statement of Financial Position

	December 31, 2020 $	December 31, 2019 $
ASSETS
Current assets
Cash	47,731,125	7,336,638
Investments, at fair value	21,089,997	114,937
Amounts receivable	2,837	46,085
Prepaid expenses and deposits	1,258,203	436,436
Sales taxes recoverable	1,024,369	291,075
Right-of-use assets	54,034	-
Total current assets	71,160,565	8,225,171

Non-current assets
Exploration and evaluation assets	999,234	1,100,716
Property and equipment	1,377,129	29,149
Total non-current assets	2,376,363	1,129,865

Total Assets	73,536,928	9,355,036

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	396,451	392,849
Flow-through share premium	185,431	-
Lease liabilities	53,201	-
Total current liabilities	635,083	392,849

EQUITY
Share capital	87,668,764	10,735,862
Reserves	24,208,662	4,667,467
Deficit	(38,975,581)	(6,441,142)
Total equity	72,901,845	8,962,187

Total Equity and Liabilities	73,536,928	9,355,036

7

Statement of Loss and Comprehensive Income Loss

	Year ended December 31,
	2020 $	2019 $
Expenses
Corporate development and investor relations	758,421	-
Depreciation	129,957	12,492
Exploration and evaluation expenditures	8,107,439	657,539
Office and sundry	105,067	31,859
Professional fees	677,243	74,648
Salaries and consulting	1,948,113	987,399
Share-based compensation	26,457,335	2,130,528
Transfer agent and regulatory fees	91,487	390
Travel	72,226	30,554
Loss from operating activities	(38,347,288)	(3,925,409)
Settlement of flow-through share premium	1,772,188	-
Foreign exchange (loss)	(12,214)	(909)
Gain on sale of exploration and evaluation assets	4,384,953	-
Impairment of exploration and evaluation assets	(166,662)	(91,335)
Interest expense	(3,544)	-
Interest income	61,882	-
Net realized (losses) on disposal of investments	-	(120,734)
Net change in unrealized (losses) gains on investments	(223,754)	118,355
Loss and comprehensive loss for the year	(32,534,439)	(4,020,032)

Loss per share – basic and diluted ($)	(0.29)	(0.07)

Exchange Rate Data

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the Bank of Canada’s rate on such dates:

	For the year ended December 31,
	2020	2019	2018	2017
Low	0.6898	0.7353	0.7330	0.7276
High	0.7863	0.7699	0.8138	0.8245
Period End	0.7854	0.7699	0.7330	0.7971
Average	0.7461	0.7537	0.7721	0.7708

On May 4, 2021, the Bank of Canada’s rate was US$0.8120 = C$1.00.

8

B.            Capitalization and Indebtedness

The table below sets forth our total indebtedness and shows the capitalization of the Company as of December 31, 2020. This table should be read in conjunction with our audited financial statements, together with the accompanying notes there to. See Item 19(a).

Total indebtedness	-
Equity
Share capital	87,668,764
Reserves	24,208,662
Deficit	(38,975,581)
Total equity	$72,901,845
Total capitalization	$72,901,845

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The following risks, as well as risks currently unknown to us, could adversely affect our current or future business, properties, operations, results, cash flows, financial condition and prospects and could cause future results, cash flows, financial condition, prospects, events or circumstances to differ materially from those currently expected, including the estimates and projections contained in this Registration Statement. Investors should carefully consider the risks described below and elsewhere in this Registration Statement. The risks described below and elsewhere in this Registration Statement do not purport to be an exhaustive summary of the risks affecting us and additional risks and uncertainties not currently known to us or not currently perceived as being material may have an adverse effect on us.

Risks Related to the Company

Exploration Stage Company

We are an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which we currently have or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If we fail to find a commercially viable deposit on any of our properties, our financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources on any of the properties in which we have an interest and we cannot give any assurance that any mineral resources will be identified. If we fail to identify any mineral resources on any of our properties, our financial condition and results of operations will be materially adversely affected.

No Mineral Reserves

Currently, there are no mineral reserves on any of the properties in which we have an interest and we cannot give assurance that any mineral reserves will be identified. If we fail to identify any mineral reserves on any of our properties, our financial condition and results of operations will be materially adversely affected.

9

Reliability of Historical Information

We have relied on historical data compiled by previous parties involved with our Queensway Project located in Newfoundland, Canada (the “Queensway Project”). To the extent that any of such historical data is inaccurate or incomplete, our exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in us not receiving an adequate return of investment capital.

There is no assurance that our mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral exploration

The mineral exploration industry is intensely competitive in all of its phases and we must compete in all aspects of our operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect our ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect our ability to raise financing to fund the exploration and development of our properties or to hire qualified personnel. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

10

Additional Funding

The exploration and development of our mineral properties will require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), our status as a new enterprise with a limited history, the location of our mineral properties, the price of commodities and/or the loss of key management personnel.

Acquisition of Additional Mineral Properties

If we lose or abandon our interests in our mineral properties, there is no assurance that we will be able to acquire another mineral property of merit or that such an acquisition would be approved by the TSX Venture Exchange (the “TSXV”). There is also no guarantee that the TSXV will approve the acquisition of any additional properties by us, whether by way of an option or otherwise, should we wish to acquire any additional properties.

Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on us. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

Permits and Government Regulation

Our future operations may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before development and production can commence on any properties, we must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. We are currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

We have a limited operating history and our mineral properties are exploration stage properties. As such, we will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of our mineral properties require significant additional expenditures before any cash flow may be generated. Although we possess an experienced management team, there is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that we can generate revenues, operate profitably, or provide a return on investment, or that we will successfully implement our plans.

11

An investment in our securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of our securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although we have or will receive title opinions for any properties in which we have a material interest, there is no guarantee that title to such properties will not be challenged or impugned. We have not conducted surveys on all of the claims in which we holds direct or indirect interests. Our properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to our title to a property or to the precise area and location of a property could cause delays or stoppages to our exploration, development or operating activities without reimbursement to us. Any such delays or stoppages could have a material adverse effect on our business, financial condition and results of operations.

Laws and Regulation

Our exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which we operate. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. We apply the expertise of our management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

We face and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for us. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

We will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave us exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at our reasonable and sole discretion, we may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Public Health Crises such as the COVID-19 Pandemic

A novel strain of coronavirus known as COVID-19 has spread around the world causing significant business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Such adverse effects related to COVID-19 and other public health crises may be material to us. The impact of COVID-19 and efforts to slow the spread of COVID-19 could severely impact the exploration and any development of the Queensway Project and our other mineral projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the exploration and any development of the Queensway Project and other mineral projects is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on our financial position and trading price of our common shares.

12

COVID-19 and efforts to contain it may have broad impacts on our supply chain or the global economy, which could have a material adverse effect on our financial position. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. We may be dependent upon capital markets to raise additional financing in the future. As such, we are subject to liquidity risks in meeting our operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to us and our management. If these levels of volatility persist or if there is a further economic slowdown, our operations, our ability to raise capital and the trading price of our securities could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of our common shares, our operations, our ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of our suppliers, contractors and service providers.

Environmental Risks

Our activities are subject to extensive laws and regulations governing environment protection. We are also subject to various reclamation related conditions. Although we closely follow and believe we are operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to us cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore we are unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). Our proposed activities, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that our operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to our activities and, in particular, the proposed exploration and mining by us within the Provinces of Newfoundland and Ontario.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While we seek to operate in a social responsible manner and believe we have good relationships with local communities in the regions in which we operate, NGOs or local community organizations could direct adverse publicity against and/or disrupt our operations in respect of one or more of our properties, regardless of our successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which we have an interest or our operations specifically. Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

13

Dependence on Management and Key Personnel

Our success is currently largely dependent on the performance of our directors and officers. The loss of the services of any of these persons could have a materially adverse effect on our business and prospects. There is no assurance we can maintain the services of our directors, officers or other qualified personnel required to operate our business. As our business activity grows, we will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our operations and financial condition. In addition, the COVID-19 pandemic may cause us to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on our financial performance and financial condition.

First Nations Land Claims

Certain of our mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on our material interest in our mineral properties and/or potential ownership interest in our mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which our mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on our activities. Even in the absence of such recognition, we may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on our mineral properties, there is no assurance that we will be able to establish practical working relationships with the First Nations in the area which would allow us to ultimately develop our mineral properties.

Claims and Legal Proceedings

We may and/or our directors and officers may also be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of our business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Conflicts of Interest

Most of our directors and officers and do not devote their full time to the affairs of the Company. All of our directors and officers are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to us. Although we have policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of our constating documents or any of our other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in our favour. If any such conflicts are not resolved in our favour, we may be adversely affected.

14

Gold and Metal Prices

If our mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, our future profitability will depend upon the world market prices of the gold for which we are exploring. The price of gold and other metals are affected by numerous factors beyond our control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on our exploration, development and production activities, as well as on our ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

Negative Cash Flow from Operating Activities

We have no history of earnings and have had negative cash flow from operating activities since inception. Our mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on our mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from our existing projects. There is no assurance that any of our mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, we will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, we may acquire mineral claims, material interests in other mineral claims, and companies that we believe are strategic. We currently have no understandings, commitments or agreements with respect to any material acquisition, other than as described in this Registration Statement, and no other material acquisition is currently being pursued. There can be no assurance that we will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with our current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our business, results of operations and financial condition.

Force Majeure

Our projects now or in the future may be adversely affected by risks outside of our control, including the price of gold on world markets, labor unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

15

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of our mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of our mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect our ability to carry out exploration and future development operations and could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

We acknowledge climate change as an international and community concern and we support and endorse various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect that this could result in increased costs at some of our operations in the future.

We, and the mining industry, are facing continued geotechnical challenges, which could adversely impact our production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our business results of operations and financial position.

For example, we have been advised by the Newfoundland Department of Environment, Climate Change and Municipalities that climate change is expected to result in more precipitation and more frequent extreme weather events that may result in increased flooding. These projections suggest that extreme precipitation events will become more intense. They have indicated that by mid-century on a 24hr basis a 1 in 100 year storm is expected to bring 126mm of precipitation, an increase of 34% from the current 95mm of precipitation. Our assessment of these risks related to current activities suggests that additional planning is required for the construction of roads (when required) and in particular the installation of water crossings (when required) will need to be designed at a larger capacity to accommodate the future increased precipitation. We have in the past, and will in future, engage qualified engineers in the design of water crossings as required. The future impacts of increased precipitation at the project site will mean that any future mine development will need to take into consideration the projected increases in precipitation to limit risks from geotechnical instability of earthen slopes, water crossings, construction within flood plains as well as designs of possible dams and water retention ponds. Overall, we believe, these risks can be controlled with proper engineering controls.

Information Systems and Cyber Security

Our operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

16

Risks Related to Our Securities

Speculative Nature of Investment Risk

An investment in our securities carries a high degree of risk and should be considered as a speculative investment. We have no history of earnings, limited cash reserves, a limited operating history, have not paid dividends, and are unlikely to pay dividends in the immediate or near future. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment our securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Price may not Represent Our Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to our corporate performance, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of our common shares in the future cannot be predicted.

Securities or Industry Analysts

The trading market for our common shares could be influenced by research and reports that industry and/or securities analysts may publish about us, our business, the market or our competitors. We do not have any control over these analysts and cannot assure that such analysts will cover us or provide favourable coverage. If any of the analysts who may cover our business change their recommendation regarding our stock adversely, or provide more favourable relative recommendations about our competitors, our share price would likely decline. If any analysts who may cover our business were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Price Volatility of Publicly Traded Securities

Securities of mineral exploration and development companies, have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of our common shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in our financial condition or results of operations. Other factors unrelated to our performance that may affect the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in our common shares may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our common shares; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our common shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of our common shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares is expected to make the price of our common shares volatile in the future, which may result in losses to investors.

17

Dilution

Future sales or issuances of equity securities could decrease the value of our common shares, dilute shareholders’ voting power and reduce future potential earnings per share. We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Dividends

To date, we have not paid any dividends on our outstanding common shares. Any decision to pay dividends on our common shares will be made by the Board on the basis of our earnings, financial requirements and other conditions. See Item 10.F, “Dividends and Paying Agents”.

TSXV and NYSE American Listing

In the future, we may fail to meet the continued listing requirements for our common shares to be listed on the TSXV or the NYSE American LLC (the “NYSE American”). If the TSXV or the NYSE American delists our common shares from trading on their exchange, we could face significant material adverse consequences, including: a limited availability of market quotations for our common shares; a determination that our common shares are a “penny stock” which will require brokers trading in our common shares to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for our common shares; a limited amount of news and analysts coverage for us; and a decreased ability to issue additional securities or obtain additional financing in the future.

U.S. shareholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult for security holders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (the “BCBCA”). A majority of our directors and officers are residents of Canada or other countries and all of our assets and our subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. shareholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Our status as a “foreign private issuer”.

We are a “foreign private issuer”, under applicable U.S. federal securities laws, and, therefore, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission (the “SEC”). Under the U.S. Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our common shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements. See “— We may seek exemptions from certain requirements of the NYSE American that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval” below.

We may seek exemptions from certain requirements of the NYSE American that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval.

We have applied to list our common shares on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. The NYSE American minimum quorum requirement for a shareholder meeting is one third of the outstanding shares of common stock. Our quorum requirement as set forth in our Certificate of Incorporation is one person who, in the aggregate, holds, or who represents by proxy, shareholders who, in the aggregate, hold, at least 5% of the issued shares entitled to be voted at the meeting. We intend to seek an exemption from the quorum requirement of the NYSE American Company Guide. As a result, we may hold meetings of shareholders and obtain shareholder approval for certain transactions with shareholders holding significantly less than the one-third of the outstanding shares of common stock that would generally be required by companies listed on the NYSE American. This could result in the approval of matters that are only supported by a small portion of our shareholders.

18

In addition, the NYSE American Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares in certain circumstances. In future transactions, we may seek exemptions from the shareholder approval requirements of the NYSE American Company Guide in order to follow applicable Canadian practices. If the exemptions are granted by the NYSE American, we may be able to issue additional common shares and obtain listing approval for these share issuances without seeking approval of shareholders in the manner that would otherwise be applicable to companies listed on the NYSE American. This would provide management with greater discretion to engage in transactions that have not been submitted to the shareholders for their approval.

Our status as an “emerging growth company”.

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of U.S.$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which we have, during the previous three-year period, issued more than U.S.$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates is U.S.$700 million or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. We cannot predict whether investors will find our common shares less attractive because we rely upon certain of these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the our business, financial condition and results of operations.

If the Company is a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders of the common shares.

Because we did not have active business income, for the taxable year ending December 31, 2020, we expect that the Company may be a passive foreign investment company (“PFIC”) for that year and based on the nature of our expected income, may be a PFIC for the foreseeable future.

The Company will be classified as a PFIC for any taxable year for U.S. federal income tax purposes if for a taxable year, (a) 75% or more of the gross income of the Company is passive income or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.

PFIC status is determined annually and depends upon the composition of a company's income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to our PFIC status for future taxable years. The value of our assets will be based, in part, on the then market value of common shares, which is subject to change.

If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under "Certain United States Federal Income Tax Consequences for U.S. Holders" in this Registration Statement) holds common shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences (whether or not we continue to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If the Company is a PFIC during a taxable year in which a U.S. Holder holds common shares, such U.S. Holder may be able to make a "qualified electing fund" election (a “QEF Election”) or, alternatively, a "mark-to-market" election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. Holder. Upon request of a U.S. Holder, the Company intends to provide the information necessary for a U.S. Holder to make applicable QEF Elections. See Item 10.E, “Taxation – Certain United States Federal Income Tax Consequences for U.S. Holders—Ownership and Disposition of the Common Shares if the Company is a PFIC" for additional information.

U.S. Holders are urged to consult their own tax advisers as to whether we may be treated as a PFIC and the tax consequences thereof.

ITEM 4: INFORMATION ON THE COMPANY

A.            History and Development of the Company

General

We were incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, our name was changed to New Found Gold Corp. On June 23, 2020, we continued into British Columbia under the provisions of the BCBCA.

19

We are a corporation domiciled in British Columbia, Canada and operate under the BCBCA. Our head office is located at Suite 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, and our registered office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3 and our internet address is https://newfoundgold.ca/. Our telephone number is (604) 562-9664. Unless and to the extent specifically referred to herein, the information on our website shall not be deemed to be incorporated by reference in this Registration Statement. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Recent Developments

Three-year History

Financings and Issuances of Our Securities

2021 Flow-Through Private Placement

On April 8, 2021, we completed a non-brokered private placement financing by issuing 2,857,000 common shares that qualified as “flow-through shares” (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at a price of $5.25 per common share, for gross proceeds of $14,999,250. In connection with the private placement, we paid finder’s fees of $524,974 in cash.

Exploits Transaction

On December 11, 2020, we entered into a purchase and sale agreement with Exploits Discovery Corp. (“Exploits”) pursuant to which we sold a 100% interest in two mineral claims representing 12.0 km ² of land at the Queensway Project for non-cash consideration of 6,562,799 common shares in the capital of Exploits. We will also retain a 2% net smelter returns royalty on production from the mineral claims sold to Exploits.

Canadian Initial Public Offering

On August 11, 2020, we completed an initial public offering in Canada of an aggregate of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, the Agents (as defined below) exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. We paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into common shares at $1.30 for 12 months from the date of issue in connection with our initial public offering.

2020 Flow-Through Private Placements

On June 10, 2020, we completed the second and final tranche of a non-brokered private placement financing by issuing 68,462 common shares that qualified as “flow-through shares” (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at a price $1.30 per common share, for gross proceeds of $89,001. In connection with the private placement, we issued certain finders non-transferrable common share purchase warrants (“Finder Warrants”), in an aggregate amount of 4,107 Finder Warrants, representing 6% of the common shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.30 per common share for a two-year period expiring on June 10, 2022.

On June 4, 2020, we completed the second and final tranche of a non-brokered private placement financing by issuing of 1,227,753 common shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.50 per common share, for gross proceeds of $1,841,630. In connection with the private placement, we issued certain finders an aggregate amount of 28,230 Finder Warrants, representing 6% of the common shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.50 per common share for a two-year period expiring on June 4, 2022.

On May 13, 2020, we completed the first tranche of the non-brokered private placement financing by issuing 2,766,844 common shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.50 per common share, for gross proceeds of $4,150,266. In connection with the private placement, we issued an aggregate of 36,052 Finder Warrants, representing 6% of the common shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.50 per common share for a two-year period expiring on May 13, 2022.

20

On May 12, 2020, we completed the first tranche of a non-brokered private placement financing of 797,923 common shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.30 per common share, for gross proceeds of $1,037,299. In connection with the private placement, we issued an aggregate of 39,475 Finder Warrants, representing 6% of the common shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.30 per common share for a two-year period expiring on May 12, 2022.

Novo Transaction and Share Issuance

On March 6, 2020, we issued 15,000,000 common shares to Novo Resources Corp., a TSXV listed mineral exploration and development corporation (“Novo”), at a subscription price of $1.12 per common share, which was paid to us by the issuance of 6,944,444 common shares in the capital of Novo (the “Novo Transaction”). Upon closing of the Novo Transaction, Novo owned approximately 15.97% of our issued and outstanding common shares and we owned approximately 3.73% of the issued and outstanding common shares of Novo. Pursuant to the terms of the Novo Transaction, Novo has the right to appoint a director to the Board at any time until March 6, 2023, provided that Novo holds no less than 10% of our issued and outstanding common shares. In connection with Novo’s right to appoint a director to the Board, Novo appointed Dr. Quinton Hennigh as its director nominee. Dr. Hennigh was elected to the Board on June 17, 2020.

Mr. Eric Sprott, a principal securityholder of the Company, is also a principal securityholder of Novo. See Item 7.A, “Major Shareholders”.

Proposed Mexican Gold Transaction

On January 26, 2020, we entered into a binding letter agreement (the “Mexican Gold Agreement”) with Mexican Gold Corp. (“Mexican Gold”), pursuant to which Mexican Gold agreed to acquire all of our issued and outstanding shares (the “Proposed Mexican Gold Transaction”). The Proposed Mexican Gold Transaction would have constituted a reverse takeover pursuant to TSXV policies as, following completion of the Proposed Mexican Gold Transaction, our shareholders would have owned approximately 88.4% of the issued and outstanding common shares of the resulting issuer.

On February 19, 2020, we mutually agreed with Mexican Gold to terminate the Mexican Gold Agreement and the Proposed Mexican Gold Transaction.

November 2019 Private Placement

On November 29, 2019, we completed a non-brokered private placement financing of 16,000,000 units at a price of $0.50 per unit for gross proceeds of $8,000,000 (the “November 2019 Private Placement”). Each unit consisted of one common share and one common share purchase warrant (the “2019 Warrants”). Each 2019 Warrant entitles the holder thereof to purchase one additional common share at a price of $0.75 per common share for a three year period expiring on November 29, 2022. In accordance with the terms thereof, the 2019 Warrants either terminated or were exercised prior to the closing of our initial public offering in Canada.

July 2019 Private Placement

On July 3, 2019, we completed a non-brokered private placement financing of 1,250,000 common shares at a price of $0.40 per common share for gross proceeds of $500,000.

June 2019 Private Placement

On June 18, 2019, we completed a non-brokered private placement financing of 1,875,000 common shares at a price of $0.40 per common share for gross proceeds of $750,000.

21

2019 Property Option Share Issuances

In 2019, we issued a total of 442,499 common shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2018 Property Option Share Issuances.

In 2018, we issued a total of 42,500 common shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2017 Property Option Share Issuances.

In 2017, we issued a total of 223,750 common shares in connection with the exercise of certain property option agreement with respect to the Queensway Project.

2017 Private Placement

In 2017, we completed a non-brokered private placement financing of 5,585,500 common shares at a price of $0.40 per common share for gross proceeds of $2,234,200.

Exercise of Queensway Project Option Agreements

On June 23, 2020, we fully exercised the final remaining active option agreement with respect to the Queensway Project, being an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell, entered into in September 2016, which covered 100% of the Unity Property portion of the Queensway Project. As a result, we are now the 100% owner of the interests comprising the Queensway Project. Pursuant to the option agreement, an NSR grant of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000 in cash. This agreement contains a 2 km area of influence that subjects adjacent lands to the east and north of the subject lands and does not impact the optioned property.

In November 2019, we fully exercised an option agreement covering the 100% interest in the JBP Linear Property portion of the Queensway Project, being an option agreement with Roland Quinlan and Eddie Quinlan, entered into in May 2017. Under the terms of the option agreement, we paid the optionors a total of $45,000 in cash over a 24-month period and granted an NSR of 1.6% to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000.

In November 2019, we fully exercised an option agreement covering the 100% interest in the Golden Bullet Property portion of the Queensway Project, being an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan, executed in November 2016. Under the terms of the option agreement, we paid the optionors a total of $125,000 in cash and issued $100,000 in common shares to the optionors over a 36-month period. Pursuant to the option agreement, an NSR of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000. This option agreement contains a 2 km area of influence that subjects adjacent lands to an additional 0.6% NSR.

In July 2019, we fully exercised an option agreement covering the 100% interest in the Linear and JBP Linear Property portion of the Queensway Project, being an option agreement with Krinor Resources, Kevin Keats and Allan Keats entered into in July 2016. Under the terms of the option agreement, we paid the optionors a total of $54,000 and issued 45,000 common shares to the optionors over a 36-month period. An NSR of 0.6% is payable to the optionors along with an underlying net smelter royalty of 1.0% covering five of the six claims, which is payable to Paragon Minerals Corp (“Paragon”). This option agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% NSR.

In April 2019, we fully exercised an option agreement covering the 100% interest in the Guinchard Property portion of the Queensway Project, being an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers executed in April 2017. Under the terms of the option agreement, we paid the optionors a total of $45,000 and issued 105,000 common shares to the optionors over a 24-month period. Pursuant to the option agreement, an NSR of 1.0% is payable to the optionors which can be reduced by 0.5% by paying the optionors $1,000,000.

22

In September 2018, we acquired a 100% interest in the Lush Property portion of the Queensway Project pursuant to a purchase agreement with Paragon. The Lush Property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement, we granted an NSR of 0.5% payable to Paragon along with an underlying NSR 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

In May 2017, we acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement we paid the optionor a total of $30,000 in cash and issued $10,000 worth of common shares to the optionor; this option agreement has been fully executed we are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

In April 2017, we acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard property is comprised of five map staked licences covering 625 hectares and under the terms of the agreement we agreed is to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and we are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

In October 2016 we acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the company is to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and we are the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

See Item 4.D, “Queensway Project – Royalties Agreements and Encumbrances” below.

We do not expect any changes to our business during the current financial year.

B.            Business Overview

General

We are a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Provinces of Newfoundland and Labrador and Ontario. Our exploration is focused on discovering and delineating gold resources. We have one material property: the Queensway Project located in Newfoundland, Canada. At present, the Queensway Project does not have any known mineral resources or reserves.

Since incorporation, we have taken the following steps in developing our business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress our exploration activities on our mineral properties, as described herein; (iii) completed the Queensway Technical Report on the Queensway Project; and (iv) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.

Glossary

Diamond Drill: A drill specifically designed to remove a cylinder of material, much like a hole saw.

Dip: Dip is the angle at which a planar feature is inclined to the horizontal plane; it is measured in a vertical plane perpendicular to the strike of the feature.

Fault: A discrete planar rock fracture which shows evidence of a displacement (the throw of the fault). A fault is a discrete surface.

Fault Zone: The zone where exist different discrete fault planes.

Fold: A stack of originally flat and planar surfaces, such as sedimentary strata, which have become bent or curved as a result of plastic (i.e., permanent) deformation.

Footwall: The rocks on the lower side of an inclined fault plane or mineral vein

Gold Showing: A location where gold in some anomalous quantity has been located at a singular location or over an area.

Hanging wall: The rocks on the upper side of an inclined fault plane or mineral vein

Mineralization: Rock impregnated with minerals.

Mineral License/Claim: a licence is a reference to a map staked licence issued or extended under the Mineral Act of Newfoundland and Labrador

Mineral Resource: A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mineral Reserve: A Mineral Reserve is the economically mineable part of a measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Net Smelter Royalty: or “NSR” means the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition. A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine.

Orogenic Deposit: Ores were formed during compressional to transpressional deformation processes at convergent plate margins in accretionary and collisional orogens.

Strike: in geology, direction of the line formed by the intersection of a fault, bed, or other planar feature and a horizontal plane. Strike indicates the attitude or position of linear structural features such as faults, beds, joints, and folds.

Trench: Trenches are usually employed to expose steep dipping bedrock buried below shallow overburden and are normally dug across the strike of the rocks or mineral zone being tested. Excavation can be either by hand, mechanical digger, or by bulldozer on sloping ground.

Till: Unsorted glacial sediment. Glacial drift is a general term for the coarsely graded and extremely heterogeneous sediments of glacial origin. Glacial till is that part of glacial drift which was deposited directly by the glacier.

Till Survey: In exploration programs, clastic glacial sediments are tested by geochemical or mineralogical methods to detect dispersal trains of mineral deposit indicators that have been glacially transported from source by mechanical processes.

Vein: A mineral filling of a fracture or other crack within a rock in a sheet-like or tabular shape.

Vug: A small cavity in a rock filled or lined with crystals or minerals that are different from the host rock

Our Business

Principal Operations

We are a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. We plan to continue mineral exploration work at the Queensway in 2021 with a proposed exploration budget of $26.69 million and through Q2 of 2022 with a proposed exploration budget of $13.65 million. Based on our current financial position, we expect to have sufficient cash on hand to fund our expenditures as contemplated herein for the remainder of the current fiscal year and for the first six months of the next fiscal year and do not anticipate that it will be necessary in the next six months to raise additional funds to meet the expenditures required for operating our business.

23

Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. We compete with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, we may not be able to acquire attractive properties in the future on terms we consider acceptable. We may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See Item 3.D, “Competition and Mineral Exploration”.

Specialized Skills and Knowledge

Various aspects of our business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance and accounting. We expect to rely upon various legal and financial advisors, consultants and others in the operation and management of our business. See Item 3.D, “Dependence on Management and Key Personnel”.

Seasonality

Our mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace.

Raw Materials

We are dependent on various commodities (such as diesel fuel, electricity, steel, and concrete), labor and equipment (including parts) to conduct our exploration and evaluation activities. A shortage of such input commodities, labor or equipment or a significant increase of their cost could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. An increase in the cost, or decrease in the availability, of input commodities, labor or equipment may affect the timely conduct and cost of our exploration activities. If the costs of certain input commodities consumed or otherwise used in connection with our operations and development projects were to increase significantly, and remain at such levels for a substantial period, we may determine that it is not economically feasible to continue exploration at some or all of our current projects, which could have an adverse impact on our financial performance and results of operations.

Environmental Protection

We are currently engaged in exploration activities on our Queensway Project and other mineral properties and such activities are subject to various laws, rules and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which we operate may affect our financial position, operational performance and earnings. A breach of such legislation may result in imposition of fines and penalties. Management believes all of our activities are in material compliance with all applicable environmental legislation. See Item 3.D, “Environmental Risks”.

Social or Environmental Policies

We are committed to conducting our operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. We will reevaluate this position if and when necessary.

24

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties. We conduct our mineral exploration activities in compliance with applicable environmental protection legislation.

Dependence on Licenses, Commercial or Financial Contracts

See Item 3.D, “Permits and Government Regulation”, Item 4.D, “Queensway Project – Royalties Agreements and Encumbrances” and Item 4.D, “Queensway Project – Environmental and Exploration Permitting”.

Effects of Governmental Regulations

Various levels of governmental controls and regulations address, among other things, the environmental impact of mineral exploration and mineral processing operations, and establish requirements for decommissioning of mineral exploration properties after operations have ceased. With respect to the regulation of mineral exploration and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards, and other design or operational requirements for various aspects of the operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mineral exploration properties following the cessation of operations and may require that some former mineral properties be managed for long periods of time. See Item 3.D, “Permits and Government Regulation”, Item 4.D, “Queensway Project – Royalties Agreements and Encumbrances” and Item 4.D, “Queensway Project – Environmental and Exploration Permitting”.

We are also subject to regulations promulgated by the Canada Revenue Agency regarding income tax filings, the securities commissions that regulate public companies in Canada, and the TSXV, the exchange on which our common shares trade.

C.            Organizational Structure

We have no subsidiaries.

D.            Property, Plants and Equipment

Overview

We are a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. Our principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. The Queensway Project is our only material property.

The Queensway Project is an exploration stage property comprised of 86 mineral licenses, including 6,041 claims comprising 151,030 hectares of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the southern portion of the project and has high voltage electric transmission lines running through the project area. In addition, we own a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,631 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The Lucky Strike Property is located 10km north of Larder Lake, Ontario and is comprised of 639 single cell un-patented mining claims. We are well financed to advance our planned exploration activities on the projects as intended.

Ontario:

In addition to the Lucky Strike project the Company maintains an interest in several other properties in Ontario. This includes:

Timmins: The Company owns 100% interest in two patented mining claims in Prosser and Gowan townships measuring 132 hectares east of the city of Timmins.

Triangle Property: The Company owns a 100% interest subject to a 2% NSR in 13 mining cells in Auld and Cane Townships.

Professor-Waldman: The Company owns a 30% interest subject to a 0.6% NSR in 5 leased mining claims, 5 patent claims and 15 mining cells in Gillies Limit and Coleman Townships.

Rusty Lake: The Company owns a 2% NSR on non-cobalt minerals and 0.5% NSR on cobalt metal on 56 mining cells in Leith and Charters Townships.

Teledyne Property: The Company owns a 2% NSR on 5 patented mining claims and 8 unpatented mining claims (pre-MLAS) in Bucke and Lorrain Townships.

Newfoundland:

In addition to the Queensway project the Company maintains an interest in several other properties in Newfoundland. This includes:

Anaconda North: The Company owns a 100% interest in one mineral license (023292M) covering 225 hectares subject to a 1% NSR.

Burtons Pond: The Company owns a 100% interest in one mineral license (023706M) covering 100 hectares subject to a 1% NSR.

Glover Island: The Company holds a 2% NSR on one mineral license (023549M) covering 75 hectares.

Jonathans Pond: The Company holds a 2% NSR on one mineral license (024267M) covering 1125 hectares.

Startrack: The Company owns a 100% interest in one mineral license (022691M) covering 150 hectares subject to a 1% NSR.

Unknown Brook: The Company owns a 100% interest in one mineral license (023951M) covering 150 hectares subject to a 1% NSR.

25

Project Summary

Queensway Project, Newfoundland (Exploration Stage Property)

Overview

The Queensway Project is located in central Newfoundland, Canada 15Km west of the Town of Gander. The northeast corner of the project occurs at UTM Zn21N (E-672353, N-5440257) through to the southwest corner of the project at UTM Zn21N (E-613086, N-5361743). The total book value of the Queensway project and its associated property, plant and equipment is $685,930 and $1,377,129, respectively.

Ownership

The Queensway Project contains nine optioned claim packages along with mineral licenses map staked by the Company. We acquired the rights to the Queensway Project by map staking mineral licenses and making a series of staged payments in cash and common shares of the Company from 2016 through 2020 under nine separate option agreements. All of the option agreements have been fully exercised resulting in 100% ownership by us of the mineral licenses related to such option agreements. In addition to the nine option agreements, we also conducted map staking resulting in 49 map staked mineral licenses which are held 100% by us. The optioned lands also carry various net smelter royalties and the option agreements are described in detail below and their location can be seen in the figure below.

Queensway Project – Option Agreement Claim Groups

26

Royalties Agreements and Encumbrances

1.	Linear and JBP Linear Property, NL - In July 2016, we acquired a 100% interest in the Linear and JBP Linear Property via an option agreement with Krinor Resources, Kevin Keats and Allan Keats. The Linear and JBP Linear property is comprised of six map staked licenses covering 2,150 hectares and under the terms of the agreement we are to pay the optionor a total of $54,000 and issue 45,000 shares over a 36-month period; the agreement was fully executed in July 2019. A net smelter royalty grant of 0.6% is payable to the optionor along with an underlying net smelter royalty of 1.0% covering five of the six claims is payable to Paragon Minerals Corporation. This agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% net smelter royalty.

2.	Unity Property, NL - In September 2016, we acquired a 100% interest in the Unity Property via an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell. The unity property is comprised of ten map staked licenses covering 8,150 hectares and under the terms of the agreement we are to pay the optionor a total of $90,000 over a 60-month period; the agreement was fully executed in June 2020. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is bounded to areas east and north of the subject lands and does not impact any other optioned property.

3.	United Gold Property, NL - In October 2016, we acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked license covering 275 hectares and under the terms of the agreement we are to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and we are the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

4.	Golden Bullet Property, NL - In November 2016, we acquired a 100% interest in the Golden Bullet Property via an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan. The Golden Bullet property is comprised of four map staked licenses covering 1,200 hectares and under the terms of the agreement we are to pay the optionor a total of $125,000 and $100,000 worth of our common shares are to be issued over a 36-month period; the option was fully executed in November 2019 resulting in a 100% ownership by us. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is limited to lands acquired after the agreement date.

5.	Blackmore Property, NL - In December 2016, we acquired a 100% interest in the Blackmore Property via an option agreement with Neal Blackmore. The Blackmore property is comprised of two map staked licenses covering 175 hectares and under the terms of the agreement we are to pay the optionor a total of $10,000; this option agreement has been fully executed and we are the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

6.	Guinchard Property, NL - In April 2017, we acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard property is comprised of five map staked licenses covering 625 hectares and under the terms of the agreement we are to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and we are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

7.	JBP Linear Property, NL - In May 2017, we acquired a 100% interest in the JBP Linear Property via an option agreement with Roland Quinlan and Eddie Quinlan. The JBP Linear property is comprised of five map staked licenses covering 1250 hectares and under the terms of the agreement we are to pay the optionor a total of $45,000 over a 24-month period; the option was fully executed in November 2019 and we are the sole owner of the property; although claim transfers are pending at the time of this Registration Statement. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000.

27

8.	P-Pond Property, NL - In May 2017, we acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licenses covering 175 hectares and under the terms of the agreement we are to pay the optionor a total of $30,000 and $10,000 worth of shares are to be issued over a 12-month period; this option agreement has been fully executed and we are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

9.	Lush Property, NL - In September 2018, we acquired a 100% interest in the Lush Property via a purchase agreement with Paragon. The Lush property is comprised of one map staked license covering 50 hectares. Under the terms of the purchase agreement we are to grant a net smelter royalty of 0.5% payable to Paragon along with an underlying net smelter royalty of 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

10.	Queensway Map Staked Lands, NL - Between August 2016 and April 2017, we acquired a 100% interest of twenty-one licenses covering 73,830 hectares through map staking. In April of 2020, an additional twenty-eight mineral licenses were staked totaling 64,175 hectares shown in the figure above.

Expiration of Licenses and Mineral Rights

The following table sets out the expiration dates of the licenses used in the Queensway Project:

Licence	File	Holder	Location	Area	Status	Issued	NTS Map Sheets	# Claims	Area_km2	Renewal Date	Renewal
023860M	7755566	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2016-04-07	02E02	11	2.75	2026-04-07	$ 550.00
023861M	7755567	New Found Gold Corp.	Joe Batts Pond, Central NL	Queensway North	Issued	2016-04-07	02D15,02E02	16	4.00	2026-04-07	$ 800.00
023862M	7755568	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2016-04-07	02E02	4	1.00	2026-04-07	$ 200.00
023863M	7755569	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2016-04-07	02D15,02E02	11	2.75	2026-04-07	$ 550.00
023864M	7755570	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2016-04-07	02E02	3	0.75	2026-04-07	$ 150.00
023866M	7755572	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2016-04-07	02D15	4	1.00	2026-04-07	$ 200.00
023874M	7755580	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2016-04-11	02D15,02E02	8	2.00	2026-04-07	$ 400.00
023875M	7755581	New Found Gold Corp.	Joe Batts Pond, Central NL	Queensway North	Issued	2016-04-12	02D15	3	0.75	2026-04-07	$ 150.00
023881M	7755586	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2016-04-21	02E02	7	1.75	2026-04-07	$ 350.00
023916M	7755618	New Found Gold Corp.	Gander Lake Area, Central NL	Queensway North	Issued	2016-05-05	02D15	4	1.00	2026-05-05	$ 200.00
006821M	7743525	New Found Gold Corp.	Gander River, Central NL	Queensway North	Issued	1999-05-17	02E02	2	0.50	2022-05-17	$ 400.00
023962M	7755652	New Found Gold Corp.	The Outflow, Central NL	Queensway North	Issued	2016-05-19	02D15	9	2.25	2026-05-19	$ 450.00
023987M	7755678	New Found Gold Corp.	Joe Batts Pond Area, Central NL	Queensway North	Issued	2016-06-07	02D15,02E02	11	2.75	2021-06-07	$ 275.00
024026M	7755714	New Found Gold Corp.	Joe Batts Pond Area, Central NL	Queensway North	Issued	2016-06-30	02D15	6	1.50	2021-06-30	$ 150.00
024031M	7755719	New Found Gold Corp.	Joe Batts Pond Area, Central NL	Queensway North	Issued	2016-06-30	02D15,02E02	6	1.50	2021-06-30	$ 150.00
024136M	7755800	New Found Gold Corp.	Gander River Area, Central NL	Queensway North	Issued	2016-09-13	02E02	25	6.25	2021-09-13	$ 625.00
024138M	7755801	New Found Gold Corp.	Gander Lake, Central NL	Queensway North	Issued	2016-09-15	02D15	21	5.25	2021-09-15	$ 525.00
024139M	7755802	New Found Gold Corp.	Gander Lake, Central NL	Queensway North	Issued	2016-09-15	02D15	30	7.50	2021-09-15	$ 750.00
024140M	7755803	New Found Gold Corp.	Joe Batts Pond, Central NL	Queensway North	Issued	2016-09-15	02D15	2	0.50	2021-09-15	$ 50.00
024141M	7755804	New Found Gold Corp.	Joe Batts Pond Area, Central NL	Queensway North	Issued	2016-09-15	02D15	2	0.50	2021-09-15	$ 50.00
024264M	7755916	New Found Gold Corp.	Joe Batts Pond Area, Central NL	Queensway North	Issued	2016-10-24	02D15	4	1.00	2021-10-24	$ 100.00
024265M	7755917	New Found Gold Corp.	Appleton, Central NL	Queensway North	Issued	2016-10-24	02D15	12	3.00	2021-10-24	$ 300.00
024266M	7755918	New Found Gold Corp.	Joe Batts Pond, Central NL	Queensway North	Issued	2016-10-24	02D15,02E02	128	32.00	2021-10-24	$ 3,200.00
024268M	7755920	New Found Gold Corp.	Millers Brook, Central NL	Queensway North	Issued	2016-10-24	02E02	56	14.00	2021-10-24	$ 1,400.00
024270M	7755922	New Found Gold Corp.	Island Pond, Central NL	Twin Ponds	Issued	2016-10-24	02E02	107	26.75	2021-10-24	$ 2,675.00
024274M	7755926	New Found Gold Corp.	Twin Ponds, Central NL	Twin Ponds	Issued	2016-10-24	02E02	77	19.25	2021-10-24	$ 1,925.00
007984M	7743250	New Found Gold Corp.	Glenwood, Central NL	Queensway North	Issued	1998-11-13	02D15,02E02	50	12.50	2021-11-15	$ 10,000.00
024435M	7756066	New Found Gold Corp.	Greenwood Pond, Central NL	Queensway South	Issued	2016-11-21	02D11	7	1.75	2021-11-21	$ 175.00
024436M	7756067	New Found Gold Corp.	Greenwood Pond, Central NL	Queensway South	Issued	2016-11-21	02D11	3	0.75	2021-11-21	$ 75.00
024557M	7756131	New Found Gold Corp.	Bear Pond, Central NL	Queensway South	Issued	2016-12-12	02D06,02D11	250	62.50	2021-12-12	$ 6,250.00
024558M	7756132	New Found Gold Corp.	Great Gull River, Central NL	Queensway South	Issued	2016-12-12	02D06,02D11	239	59.75	2021-12-12	$ 5,975.00
024559M	7756133	New Found Gold Corp.	Northwest Gander River, Central NL	Queensway South	Issued	2016-12-12	02D11,02D14	256	64.00	2021-12-12	$ 6,400.00
024560M	7756134	New Found Gold Corp.	Careless Brook, Central NL	Queensway South	Issued	2016-12-12	02D14,02D15	121	30.25	2021-12-12	$ 3,025.00
024561M	7756135	New Found Gold Corp.	Eastern Pond, Central NL	Queensway South	Issued	2016-12-12	02D06,02D11	256	64.00	2021-12-12	$ 6,400.00
024562M	7756136	New Found Gold Corp.	Hussey Pond, Central NL	Queensway South	Issued	2016-12-12	02D11,02D14	241	60.25	2021-12-12	$ 6,025.00
024563M	7756137	New Found Gold Corp.	Eastern Pond, Central NL	Queensway South	Issued	2016-12-12	02D06,02D11	236	59.00	2021-12-12	$ 5,900.00
024565M	7756139	New Found Gold Corp.	Gander Lake, Central NL	Queensway South	Issued	2016-12-12	02D14,02D15	12	3.00	2021-12-12	$ 300.00
024566M	7756140	New Found Gold Corp.	Gander Lake, Central NL	Queensway South	Issued	2016-12-12	02D15	125	31.25	2021-12-12	$ 3,125.00
024567M	7756141	New Found Gold Corp.	Gander Lake, Central NL	Queensway South	Issued	2016-12-12	02D14,02D15	106	26.52	2021-12-12	$ 2,650.00
024568M	7756142	New Found Gold Corp.	Birch Pond, Central NL	Queensway South	Issued	2016-12-12	02D11	254	63.50	2021-12-12	$ 6,350.00
024569M	7756143	New Found Gold Corp.	Southwest Gander River, Central NL	Queensway South	Issued	2016-12-12	02D14,02D15	221	55.25	2021-12-12	$ 5,525.00
024570M	7756144	New Found Gold Corp.	Dennis Brook, Central NL	Queensway South	Issued	2016-12-12	02D11	117	29.25	2021-12-12	$ 2,925.00
024571M	7756145	New Found Gold Corp.	Winter Brook, Central NL	Queensway South	Issued	2016-12-12	02D10,02D11,02D14,02D15	153	38.25	2021-12-12	$ 3,825.00
025766M	7756130	New Found Gold Corp.	Pauls Pond, Central NL	Queensway South	Issued	2016-12-12	02D11,02D14	163	40.75	2021-12-12	$ 4,075.00
023720M	7744480	New Found Gold Corp.	Glenwood, Central NL	Queensway North	Issued	2001-12-31	02D15,02E02	4	1.00	2021-12-31	$ 800.00
023721M	7744480	New Found Gold Corp.	Glenwood, Central NL	Queensway North	Issued	2001-12-31	02D15	2	0.50	2021-12-31	$ 400.00
024997M	7756477	New Found Gold Corp.	Glenwood Area, Central NL	Queensway North	Issued	2017-04-27	02D15	21	5.25	2022-04-27	$ 525.00
025008M	7756494	New Found Gold Corp.	Gander Lake, Central NL	Queensway North	Issued	2017-05-04	02D15	13	3.25	2022-05-04	$ 325.00
026074M	7757373	New Found Gold Corp.	Joe Batts Brook, Central NL	Queensway North	Issued	2018-05-31	02E02	3	0.75	2023-05-31	$ 75.00
022216M	7754481	New Found Gold Corp.	Glenwood, Central NL	Queensway North	Issued	2014-06-12	02D15	6	1.50	2024-06-12	$ 300.00
022236M	7754507	New Found Gold Corp.	Southwest Gander River, Central NL	Queensway South	Issued	2014-06-12	02D11	5	1.25	2024-06-12	$ 250.00
022260M	7754531	New Found Gold Corp.	Southwest Gander River, Central NL	Queensway South	Issued	2014-06-13	02D11	1	0.25	2024-06-13	$ 50.00
022342M	7754577	New Found Gold Corp.	Southwest Gander River, Central NL	Queensway South	Issued	2014-08-25	02D11	1	0.25	2024-08-25	$ 50.00
022491M	7754681	New Found Gold Corp.	Gander Lake Area, Central NL	Queensway North	Issued	2014-11-06	02D15	12	3.00	2024-11-06	$ 600.00
030710M	7758172	New Found Gold Corp.	Little Dead Wolf Pond	Queensway South	Issued	2020-05-02	02D15	144	36.00	2025-05-02	$ 3,600.00
030714M	7758175	New Found Gold Corp.	King's Point, Gander Lake	Queensway North	Issued	2020-05-02	02D15	8	2.00	2025-05-02	$ 200.00
030716M	7758177	New Found Gold Corp.	Third Berry Hill Pond	Queensway South	Issued	2020-05-02	02D06	224	56.00	2025-05-02	$ 5,600.00
030722M	7758183	New Found Gold Corp.	Hunt's Pond	Queensway South	Issued	2020-05-02	02D15	149	37.25	2025-05-02	$ 3,725.00
030726M	7758186	New Found Gold Corp.	Joe's Feeder Cove	Queensway South	Issued	2020-05-02	02D15	5	1.25	2025-05-02	$ 125.00
030727M	7758187	New Found Gold Corp.	Dead Wolf Brook	Queensway South	Issued	2020-05-02	02D10,02D15	195	48.75	2025-05-02	$ 4,875.00
030733M	7758190	New Found Gold Corp.	Rocky Brook	Queensway South	Issued	2020-05-02	02D06,02D11	173	43.25	2025-05-02	$ 4,325.00
030737M	7758194	New Found Gold Corp.	Caribou Lake	Queensway South	Issued	2020-05-02	02D10,02D11	247	61.75	2025-05-02	$ 6,175.00
030739M	7758196	New Found Gold Corp.	Great Gull River	Queensway South	Issued	2020-05-02	02D06	224	56.00	2025-05-02	$ 5,600.00
030740M	7758198	New Found Gold Corp.	Ribbon Ponds	Queensway South	Issued	2020-05-02	02D06	1	0.25	2025-05-02	$ 25.00
030741M	7758197	New Found Gold Corp.	Southwest Gander River Cove	Queensway South	Issued	2020-05-02	02D15	2	0.50	2025-05-02	$ 50.00
030742M	7758199	New Found Gold Corp.	Steeles Brook	Queensway South	Issued	2020-05-02	02D06	32	8.00	2025-05-02	$ 800.00
030745M	7758202	New Found Gold Corp.	Dead Wolf Brook	Queensway South	Issued	2020-05-02	02D10,02D11	101	25.25	2025-05-02	$ 2,525.00
030746M	7758203	New Found Gold Corp.	Southwest Islands View	Queensway South	Issued	2020-05-02	02D15	3	0.75	2025-05-02	$ 75.00
030747M	7758204	New Found Gold Corp.	Owl Pond	Queensway South	Issued	2020-05-02	02D06	37	9.25	2025-05-02	$ 925.00
030748M	7758205	New Found Gold Corp.	Southwest Pond	Queensway South	Issued	2020-05-02	02D11	140	35.00	2025-05-02	$ 3,500.00
030752M	7758209	New Found Gold Corp.	Miguel's Lake	Queensway South	Issued	2020-05-02	02D06,02D11	78	19.50	2025-05-02	$ 1,950.00
030753M	7758210	New Found Gold Corp.	Gander Lake	Queensway South	Issued	2020-05-02	02D15	3	0.75	2025-05-02	$ 75.00
030754M	7758211	New Found Gold Corp.	Little Gander Lake	Queensway South	Issued	2020-05-02	02D06	172	43.00	2025-05-02	$ 4,300.00
030755M	7758212	New Found Gold Corp.	Rocky Brook	Queensway South	Issued	2020-05-02	02D11	30	7.50	2025-05-02	$ 750.00
030756M	7758214	New Found Gold Corp.	Southwest Pond	Queensway South	Issued	2020-05-02	02D10,02D11	88	22.00	2025-05-02	$ 2,200.00
030763M	7758220	New Found Gold Corp.	Rocky Brook	Queensway South	Issued	2020-05-02	02D06,02D11	45	11.25	2025-05-02	$ 1,125.00
030765M	7758331	New Found Gold Corp.	Berry Hill Brook	Queensway South	Issued	2020-05-02	02D06	124	31.00	2025-05-02	$ 3,100.00
030768M	7758332	New Found Gold Corp.	Gander Lake Prime	Queensway South	Issued	2020-05-02	02D15	149	37.25	2025-05-02	$ 3,725.00
030771M	7758224	New Found Gold Corp.	Northwest Gander River	Queensway South	Issued	2020-05-02	02D11,02D14	37	9.25	2025-05-02	$ 925.00
030775M	7758227	New Found Gold Corp.	Bellman's Pond	Queensway North	Issued	2020-05-02	02E02	1	0.25	2025-05-02	$ 25.00
030777M	7758333	New Found Gold Corp.	Little Rocky Pond, Gander River	Queensway North	Issued	2020-05-02	02E02	114	28.50	2025-05-02	$ 2,850.00
030783M	7758234	New Found Gold Corp.	Little Dead Wolf Brook	Queensway South	Issued	2020-05-02	02D10,02D15	41	10.25	2025-05-02	$ 1,025.00
023239M	7755127	New Found Gold Corp.	Pauls Pond, Central NL	Queensway South	Issued	2015-08-12	02D11	2	0.50	2025-08-12	$ 100.00
023495M	7755327	New Found Gold Corp.	Northwest Gander River, Central NL	Queensway South	Issued	2015-11-19	02D11	5	1.25	2025-11-19	$ 250.00
023498M	7755330	New Found Gold Corp.	Northwest Gander River, Central NL	Queensway South	Issued	2015-11-19	02D11	8	2.00	2025-11-19	$ 400.00
023804M	7744192	New Found Gold Corp.	Glenwood, Central NL	Queensway North	Issued	2001-02-19	02D15	12	3.00	2026-02-19	$ 2,400.00

86			Total Licences					6041	1510

28

Queensway Project – Overall Project Showing Gold Occurrences and Fault Projects

Environmental and Exploration Permitting

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts that occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Natural Resources prior to the start of work. Approval requirements for the exploration are listed with contacts for the various entities given. Five Exploration Approvals are in place as of the date of this Registration Statement along with other associated provincial permits.

29

The first Exploration Approval is for diamond drilling (750 Holes) on the Queensway North (“QWN”) area shown on the map above; this approval expires on October 8, 2021. The second is for airborne geophysics, over the entire Queensway Project and expires on September 24, 2021. The third Exploration Approval is for trenching within the Queensway South (“QWS”) area shown on the map above and expires on October 16, 2021. A fourth Exploration Approval covers geochemical sampling and prospecting over the entire Queensway Project and expires on Aug 12, 2021. A fifth Exploration Approval covers diamond drilling within the GGS area near Eastern Pond and expires on October 16, 2021. Any changes to the planned work have to be submitted to the Department of Natural Resources and either an amended approval is given or a new application has to be made. Assuming that our geological drilling data continues to produce successful results, we intend to submit an application to extend the Exploration Approvals in the second half of 2021. We believe that we will be successful in obtaining the required approvals for the extension request.

Water removal from ponds/streams etc. for trenching (washing trenches) or drilling requires a water use license. One water use permit is in place for the QWN claims and related diamond drilling and trenching. Two water use licenses are in place for the GGS claims to cover trenching and diamond drilling.

A number of secondary permits and authorizations are held by us to conduct our exploration activities related to the cutting of wood, construction of access trails and modifications to water bodies.

In October 2020 we submitted an environmental registration document with the Newfoundland Ministry of Environment for review related to its diamond drilling activities on the QWN claim group. We were released from the environmental review on December 12, 2020 subject to several normal course operating/reporting conditions, including:

•	limitations on the percentage of land disturbance within protected public water supply areas (“PPWSAs”);

•	requirements for the capping or sealing of drill holes in and outside of PPWSAs;

•	the establishment of a water-sampling program;

•	The development of a waste management plan;

•	the maintenance of buffers at certain shoreline, outflow, waterbodies and wetland sites and restrictions on vegetation clearing near bird habitats; and

•	the development of a women’s employment plan.

To date, all of our operating conditions have been met and we are in compliance with all reporting conditions.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals and water use license; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the mines department. Mineral licenses within the southernmost portion of Gander Gold South (“GGS”), specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Deformation Zone (“JBPDZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on the GGS. Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPDZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70 km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25 km and 70 km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate center of the GGS licenses;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPDZ trends on the QWN licences;

3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPDZ trends on the QWN licenses and follows the TCH and secondary routes.

30

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the our Queensway licenses.

Historical Work

To date there has been over 25,538 meters of core in 218 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPDZ; the exploration drilling has been spread out amongst individual zones with drilling along 5 km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse Zones. Drilling at the JBPDZ has focused along 3 km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Pauls Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 1,200 till samples, over 60,000 soil samples and 4,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPDZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

31

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex fault, which is the Dunnage-Gander zones boundary. See figure below:

Queensway Project – Geological Overview Map

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPDZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings. A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

32

Recent Exploration

Current Drill Campaign

On August 17, 2020 we announced that we had initiated a 100,000m HQ size diamond drilling program at the Queensway Project.. Drilling started at the Little-Powerline trend and would progress through various targets within the QWN property including an initial 12,000m planned for the Keats Zone. We announced on January 6, 2021 that we have now increased the drilling program started in 2020 to a total of 200,000m and plan to continue this program through to 2022 with eight drill rigs. In 2020 we completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for total of 13,400m.

Queensway North – Plan Map of Initial 2020 Drilling Grid Lines/Zones

2020 Trenching Campaign

We began surface excavation of a number of targets starting in July 2020 and completed 16 trenches of varying size; all of the excavation to date has occurred along the Appleton Fault Zone and includes trenching of the Little Zone, Hornet Zone, Road Zone as well as the discovery of two new zones (Regular Zone and Zone 36). Zone 36 is located 2.5 Km north-west of the Keats Zone as shown in the above figure and has been exposed along 120m of strike length and shows mineralization of Arsenopyrite, Pyrite, Chalcopyrite, Boulangerite and Visible Gold.

33

2020 Field Program

Starting in June 2020, we initiated a field recognisance program within the QWS mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Initial results from the 2020 field program detailed till survey were released on August 27, 2020 where we had announced that we had found a new fertile gold region 45 km south of the current Queensway North drill targets. The newly defined Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples from 0.1 to 15.0 g/t Au. In 2020 the company collected 1,236 field samples for Au fire assay and ICP geochemical analysis.

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source. Till samples are nominally 10kg and collected by hand dug pits to reach the C horizon which are then analyzed by heavy mineral concentrate through gravity separation whereby individual gold grains are then counted with binocular microscope with visual reports of the gold grain morphology, ranking from modified to pristine as a proxy for the distance of glacial transport. The samples were analyzed with Overburden Drilling Management (ODM) of Nepean, Ontario an industry leader in this type of analysis. The above values of 216 and 155 gold grains represents two of 735 till samples collected at Queensway South including 335 in the Eastern Pond region with values ranging from 0 gold grains to 216 gold grains and are presented as the most significant results indicating that a bedrock source of unknown gold grade is nearby and follow up work is warranted. Results of the remaining samples are currently being scrutinized for their significance related to the bedrock geology, glacial geomorphology and structural controls to determine if further work is warranted.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4 km of strike length (see Figures below).

34

Queensway South Project: Location of the newly defined Eastern Pond Anomaly at Queensway South

35

EASTERN POND 2020
PRELIMINARY TILL RESULTS
QUEENSWAY PROJECT
Subcrop Sample
Cluster up to 15 g/t Au
Till Sample with
163 Pristine Gold Grains
Field of Underwater
Quartz Boulders
New 2020 Samples
> 1 g/t Au
Cluster of Anomalous Till
Samples With up to 127
Prisitne Gold Grains
Till Sample with
17 Pristine Gold Grains
Additional Till Samples
Pending Analysis
LEGEND
Pristine Gold Grain Count
0-5
6-10
11-15
16-25
51-163
Results Pending
Grab Samples g/t Au
<0.1
0.1-0.25
0.25-1.0
1.0-5.0
>5.0
Large Scale
Structures NE-NNE
Mag Lineaments
EM Lineaments
EM Lineaments Area
2018 Gold
in Till Anomaly
NEWFOUND
GOLD CORP
N
0 250 500 1,000 1,500 2,000
Meters

Queensway South Project: Eastern Pond anomaly and preliminary till results

Queensway South Project: Eastern Pond target till samples

Field crews were remobilized to the Eastern Pond area in late 2020 to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector our exploration towards bedrock sources. Follow up work at Eastern Pond in late 2020 resulted in the collection of rock samples, additional tills samples and two trenches were excavated. Results of this work are pending at the date of this Registration Statement.

NFG's Current Drill Campaign

We announced on August 17, 2020 that we had had initiated a 100,000m diamond drilling program at our Queensway Gold Project, this program was expanded to 200,000m on Jan 6, 2021. The drilling program is designed to test multiple exploration targets and zones along the 5 km of the Appleton Fault Zone and 12 km of the JBP Fault Zone.

Drilling to date has focused along the Appleton Fault zone with seven drilling rigs active at the project as the date of this Registration Statement. Approximately 37,900m of drilling has been completed in 173 holes targeting the Little-Powerline, Dome, Road, Keats, Knob, 1744 and Lotto zones.

The majority of drilling to date has occurred at three zones along the Appleton Fault; the Keats Zone with 102 drill holes, the Lotto Zone with 21 drill holes and the Knob Zone with 16 drill holes with the balance of 23 drill holes completed at other zones along the Appleton Fault. We are also targeting the 1744 zone along the JBP Fault zone with 11 holes completed to date.

We have reported a number of significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3/g/t Au over 2.20m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15 m. On January 14, 2021 we announced the discovery of a new zone named the “Sunday Zone” proximal to the Lotto zone along the hanging wall of the Appleton Fault zone. The new discovery represents the first known occurrence of gold mineralization along the primary Appleton Fault structure with an intercept in drill hole NFGC-20-44 grading 18.1g/t Au over 6.5m at a down hole depth of 239m. Additional gold mineralized intercepts were reported on Feb 23 and Mar 23, 2021 highlighted by drill holes NFGC-21-100 reporting 224.7 g/t Au over 2.45m, NFGC-21-109 reporting 51.3 g/t Au over 3.20m and NFGC-21-115 reporting 53.3 g/t Au over 3.10m. A complete list of drill holes and assay highlights from the Lotto zone are shown below. A total of 15,595 drill core intervals were selected for assay analysis in the 2020 drilling program ranging in width of 0.3 to 1.0 meters, the highlighted results do not include composite intervals below 1g/t Au over a minimum width of 2 meters as these are not deemed significant to the project.

36

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-17	29.80	32.0	2.20	16.3	Lotto
And	35.25	40.00	4.75	41.2	Lotto
Including	35.25	36.9	1.65	108.7
And	56.95	70.75	13.8	10.1	Lotto
Including	56.95	62.1	5.15	25.4
Including	61.0	61.8	0.8	138.3
NFGC-20-20	100.25	103.25	3.00	5.31	Lotto
Including	100.60	101.30	0.70	15.6	Lotto
NFGC-20-22	91.50	99.90	8.40	1.30	Lotto
NFGC-20-24	35.00	37.00	2.00	2.00	Lotto
And	42.30	45.40	3.10	1.30	Lotto
And	138.10	140.30	2.20	1.20	Lotto
NFGC-20-27	156.00	158.10	2.10	1.70	Lotto
And	222.90	224.90	2.00	31.3	Lotto
NFGC-20-31	45.70	52.00	6.30	1.04	Lotto
NFGC-20-35				NSV	Lotto
NFGC-20-39				NSV	Lotto
NFGC-20-42	40.5	42.8	2.30	1.23	Lotto
And	108.00	112.55	4.55	1.40	Lotto
NFGC-20-44	70.15	72.15	2.00	2.09	Lotto
And	238.55	245.05	6.50	18.1	Sunday
NFGC-20-47	15.25	18.00	2.75	1.43	Lotto
And	29.35	31.35	2.00	1.06	Lotto
And	34.45	37.60	3.15	2.54	Lotto
And	42.00	45.10	3.10	1.14	Lotto
NFGC-20-50	43.65	45.75	2.10	65.3	Lotto
NFGC-20-100	118.0	120.45	2.45	224.7	Lotto
NFGC-21-109	152.70	161.50	8.80	19.3	Lotto
Including	154.20	157.40	3.20	51.3
NFGC-21-115	180.70	189.10	8.40	20.3	Lotto
Including	186.00	189.10	3.10	53.3

A plan map and coordinate table for Lotto drill holes reported to date are shown below:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-17	302	-46	354	658931	5428990
NFGC-20-20	300	-45	190	658973	5428962
NFGC-20-22	300	-45	214	658963	5428996
NFGC-20-24	300	-45	258	658936	5428954
NFGC-20-27	300	-45	465	658946	5428920
NFGC-20-31	300	-45	258	658878	5428902
NFGC-20-35	300	-45	240	658921	5428876
NFGC-20-39	300	-45	164	658885	5429156
NFGC-20-42	300	-45	177	658933	5429100
NFGC-20-44	300	-45	294	658956	5429030
NFGC-20-47	300	-45	98	658922	5428995
NFGC-20-50	300	-45	92	658927	5428981
NFGC-21-100	300	-45	258	658979	5428930
NFGC-21-109	300	-45	252	659012	5428912
NFGC-21-115	300	-45	225	659034	5428895

37

The orientation of the veining is uncertain and true widths are estimated to be in the 70% to 80% range

Queensway Project – Plan Map of Current Drilling Program (Lotto/Sunday Zone – Mar 23, 2021)

38

Queensway Project – Cross Section of Current Drilling Program (Lotto Zone – Mar 23, 2021)

Along with drilling at the Lotto Zone we have focused our drilling efforts at the Keats zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. To date we have completed 88 holes at Keats using multiple parallel exploration strategies. Initially we planned and have conducted 10m step outs both along strike and dip of the discovery hole NFGC-19-01 and in parallel to this drilling we are also conducting a 50m grid drilling program along roughly 950m of strike length and to vertical depths of 500m to test the geology and gold potential of the controlling geological structure, the Keats-Baseline fault.

Initial assay results from five drill holes at the Keats zones were reported in press release dated October 27, 2020, with further assay results reported on November 16, 2020; December 15, 2020; January 11, 2021; February 9, 2021; March 1, 2021; March 9, 2021 ; March 16, 2021; March 30, 2021; April 5, 2021; April 20, 2021; April 27, 2021; and May 4, 2021 representing sixty-three drill holes.

The Keats zone continues to see a steady increase in both strike length and depth with latest step-out results reported on April 27, 2021 indicating the down plunge of the high-grade zone has now increased to 350m starting at the bedrock surface as shown in the long section below.

Logging of the core drilled to date along with assay results received so far indicate that the veining and high-grade gold mineralization demonstrates good continuity along strike and down dip.

39

Gold assay results highlight from the first sixty-three holes drilled at the Keats Zone are shown in the table below.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-18	92.0	99.9	7.90	24.1	Keats Main
Including	98.9	99.9	1.00	167.6
NFGC-20-19	89.65	108.5	18.85	31.2	Keats Main
Including	96.0	107.25	11.25	50.7
Including	102.0	107.25	5.25	100.6
And	151.0	152.9	1.90	4.40	Keats FW
NFGC-20-21	101.65	120.0	18.35	15.8	Keats Main
Including	109.55	118.5	8.95	29.4
NFGC-20-23	82.65	124.0	41.35	22.3	Keats Main
Including	93.65	108.2	14.55	57.4
Including	93.65	94.0	0.35	1120
And	101.8	104.4	2.60	140.8
Including	118.85	123.4	4.55	15.2
NFGC-20-25	80.0	85.7	5.70	1.5	Keats Main
And	99.8	101.95	2.15	7.31
Including	101.65	101.95	0.30	25.8
NFGC-20-26	44.7	73.85	29.15	11.8	Keats Main
Including	67.0	73.85	6.85	44.5
Including	73.5	73.85	0.35	824
And	194.4	197.6	3.20	1.09	Keats FW
And	219.7	222.3	2.60	2.02
NFGC-20-28	88.5	93.0	4.50	1.64	Keats Main
And	106.95	111.0	4.05	40.1
Including	109.4	110.4	1.00	119.8
NFGC-20-29	104.0	120.85	16.85	25.0	Keats Main
Including	113.65	117.55	3.90	103.2
NFGC-20-30	97.4	129.4	32.0	2.59	Keats Main
Including	119.65	125.75	6.10	10.3
Including	120.25	122.25	2.00	26.1
NFGC-20-32	103.0	132.0	29.0	20.8	Keats Main
Including	118.9	132.0	13.1	45.3
Including	119.9	125.35	5.45	82.7
NFGC-20-33	151.9	156.0	4.00	2.59	Keats Main
And	164.4	172.2	7.80	1.78
NFGC-20-34	109.4	152.6	43.2	2.39	Keats Main
Including	120.1	122.45	2.35	29.3
NFGC-20-36	75.4	77.4	2.00	7.22	Keats Main
And	88.8	107.7	18.9	3.29
Including	96.4	105.3	8.90	5.15
And	117.7	123.8	6.10	1.11
NFGC-20-37	9.0	19.3	10.3	25.0	Keats Main
And	22.7	28.6	5.9	5.18

And	32.8	40.7	7.9	2.82
And	43.8	45.8	2.0	13.2
And	151.6	153.6	2.0	1.21	Keats FW
NFGC-20-38	90.0	94.8	4.8	0.97	Keats Main
And	101.5	103.8	2.3	1.13
And	105.8	133.2	27.4	5.64
Including	105.8	111.6	5.8	19.8
And	159.4	161.7	2.4	1.33	Keats FW
NFGC-20-40A	93.4	95.7	2.3	1.91	Keats Main
And	107.4	114.7	7.3	19.3
And	120.5	123.4	2.9	1.73
And	129.9	132.2	2.3	5.03
And	144.5	146.8	2.3	3.75
And	171.9	174.0	2.1	1.09	Keats FW
NFGC-20-41	11.7	22.1	10.4	22.5	Keats Main
Including	13.0	16.7	3.70	58.9
And	32.0	35.5	3.50	1.36
And	45.0	60.9	15.9	31.4
Including	49.3	55.6	6.30	67.7
NFGC-20-43	109.7	114.0	4.30	1.54	Keats Main
And	119.8	138.0	18.2	10.0
Including	122.3	130.0	7.70	20.7
And	145.6	147.8	2.20	1.29
NFGC-20-45	22.5	25.0	2.5	2.1	Keats HW
And	46.6	60.4	13.8	28.4	Keats Main
And	68.0	71.3	3.3	20.6
And	83.3	85.3	2.0	17.1
NFGC-20-46	92.8	95.0	2.2	7.32	Keats Main
And	112.7	115.6	2.9	13.7
Including	114.0	144.5	0.5	59.8
And	133.5	135.5	2.0	5.23
NFGC-20-48	129.00	132.60	3.60	6.39	Keats Main
And	141.00	143.20	2.20	1.15
And	164.50	167.10	2.60	1.38	Keats FW
NFGC-20-49	175.90	180.85	4.95	5.55	Keats FW
Including	177.70	178.70	1.00	21.2
NFGC-20-52	107.70	109.80	2.10	136.7	Keats Main
And	114.40	128.5	14.10	31.5
And	132.20	137.75	5.55	13.7
NFGC-20-53	20.6	23.4	2.8	1.07	Keats Main
And	32.6	35.0	2.4	2.20
And	53.4	55.9	2.5	2.59
And	58.6	62.0	3.4	3.24
And	70.0	74.3	4.3	1.83
And	75.8	78.1	2.3	3.64

And	90.0	92.4	2.4	4.72
NFGC-20-54	69.5	80.5	11.0	1.98	Keats Main
Including	69.5	70.5	1.0	6.68
And	85.4	94.1	8.7	2.02
Including	85.4	85.9	0.5	18.9
NFGC-20-56	25.6	57.9	32.3	6.18	Keats Main
Including	25.6	31.0	5.4	15.7
And	62.3	68.7	6.4	3.52
Including	66.0	68.3	2.3	6.69
NFGC-20-57	69.70	73.45	3.75	12.88	Keats Main
Including	71.00	73.45	2.45	19.25
And	129.00	132.85	3.85	2.88	Keats FW
And	142.10	144.45	2.35	1.79
And	146.45	148.50	2.05	8.85
NFGC-20-59	38.65	43.30	4.65	131.09	Keats Main
And	60.55	64.80	4.25	1.10
And	67.55	69.60	2.05	1.00
And	71.75	89.45	17.70	124.44
And	94.80	97.55	2.75	1.68
NFGC-20-60	136.90	160.35	23.45	2.44	Keats Main
Including	136.90	140.30	3.40	8.46
NFGC-20-62	NSR				Keats
NFGC-20-63	15.95	18.00	2.05	1.33	Keats Main
And	105.00	107.00	2.00	1.59	Keats FW
And	214.95	217.30	2.35	3.26
NFGC-20-64	93.00	95.10	2.10	1.01	Keats Main
And	112.60	115.10	2.50	2.77
NFGC-20-65	170.00	172.90	2.90	1.04	Keats Main
NFGC-20-67	123.90	125.90	2.00	10.26	Keats Main
NFGC-20-69	109.40	113.55	4.15	1.58	Keats Main
And	122.20	127.85	5.65	4.21
Including	122.20	125.15	2.95	6.16
And	129.95	132.95	3.00	1.43
NFGC-20-70	56.40	67.50	11.10	1.89	Keats Main
Including	61.80	62.40	0.60	12.15
And	77.45	80.80	3.35	1.92
And	92.75	95.25	2.50	3.80
NFGC-20-72	133.50	139.80	6.30	2.89	Keats Main
Including	133.50	136.80	3.30	4.48
And	143.40	147.00	3.60	1.50
And	187.20	189.45	2.25	1.31	Keats FW
NFGC-20-73	25.80	28.00	2.20	7.28	Keats Main
Including	26.55	27.00	0.45	30.1
And	191.50	194.00	2.50	21.9	Keats FW
Including	191.50	192.15	0.65	83.4

And	292.40	293.75	1.35	2.74	Keats FW
NFGC-20-74	44.00	46.00	2.00	32.27	Keats Main
And	49.15	70.50	21.35	3.36
And	81.70	85.75	4.05	45.59
NFGC-21-78	102.00	105.70	3.70	2.43	Keats Main
And	113.20	115.50	2.30	18.22
NFGC-21-79	107.35	113.80	6.45	1.00	Keats Main
And	133.75	141.65	7.90	22.7
NFGC-21-80	49.45	88.50	39.05	25.8	Keats Main
Including	62.70	72.80	10.10	58.5
And	78.65	88.50	9.85	39.5
And	93.15	95.45	2.30	41.6
NFGC-21-84	87.00	89.25	2.25	1.15	Keats Main
And	102.40	106.50	4.10	1.31
And	155.00	157.15	2.15	1.12	Keats FW
NFGC-21-85	108.45	111.40	2.95	49.41	Keats Main
NFGC-21-86	141.95	150.00	8.05	5.65	Keats Main
And	171.90	174.25	2.35	1.09
NFGC-21-87	4.70	9.35	4.65	27.77	Keats Main
And	20.45	30.70	10.25	2.51
And	79.00	81.00	2.00	2.03
NFGC-21-88	152.20	154.60	2.40	1.02	Keats FW
NFGC-21-90	20.00	28.05	8.05	2.45	Keats Main
And	35.35	39.20	3.85	24.5
NFGC-21-97	135.00	137.65	2.65	1.31	Keats HW
And	153.65	156.00	2.35	1.04	Keats Main
And	162.65	167.00	4.35	1.21
And	174.95	181.40	6.45	37.15
NFGC-21-101	180.85	189.30	8.45	17.87	Keats Main
NFGC-21-103	192.00	206.55	14.55	2.36	Keats Main
And	216.90	219.50	2.60	2.02
And	235.15	245.40	10.25	8.89
Including	236.50	240.00	3.50	19.28
NFGC-21-104	214.5	225.9	11.4	29.1	Keats Main
And	254.4	255.0	0.6	7.35
NFGC-21-105B	179.65	190.30	10.65	1.18	Keats Main
And	195.75	198.00	2.25	1.26
And	241.25	244.05	2.80	1.68
And	256.00	258.00	2.00	41.84
NFGC-21-106	218.75	227.35	8.60	3.59	Keats Main
Including	220.70	223.20	2.50	9.49
And	286.40	288.80	2.40	1.24	Keats FW
NFGC-21-111	229.00	238.20	9.20	1.48	Keats Main
And	278.00	280.70	2.70	1.49
NFGC-21-113	47.00	49.55	2.55	12.52	Keats Main

NFGC-21-114	212.35	216.85	4.50	8.13	Keats Main
Including	212.35	214.50	2.15	15.58
NFGC-21-118	211.15	224.80	13.65	61.8	Keats Main
Including	212.10	213.05	0.95	565
NFGC-21-119	152.50	154.50	2.00	1.05	Keats Main
And	176.20	183.15	6.95	15.57
And	218.85	221.00	2.15	1.45	Keats FW
NFGC-21-122	8.10	10.00	1.90	24.75	Keats Main
And	25.00	27.00	2.00	1.97
And	34.70	49.60	14.90	69.15
Including	34.70	43.85	9.15	106.46
NFGC-21-123	167.60	169.60	2.00	2.46	Keats FW
And	260.00	262.50	2.50	8.41
NFGC-21-137	71.50	78.70	7.20	261.33	Keats Main
And	87.50	92.50	5.00	4.13
And	114.00	116.00	2.00	1.56	Keats FW
And	135.00	137.00	2.00	3.45
NFGC-21-143	239.00	246.90	7.90	6.21	Keats Main
Including	239.00	241.50	2.50	16.93
And	256.45	268.00	11.55	46.95
Including	257.45	265.90	8.45	63.71
And	281.90	288.00	6.10	1.01
And	324.00	326.00	2.00	1.12	Keats FW

The orientation of the veining is uncertain and true widths are estimated to be in the 70% to 80% range.

A plan map and coordinate table for Keats drill holes press released to date are shown below:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-18	300	-45	278	658223	5427467
NFGC-20-19	300	-45	154	658232	5427462
NFGC-20-21	300	-45	190	658236	5427449
NFGC-20-23	300	-45	185	658240	5427458
NFGC-20-26	300	-45	269	658151	5427444
NFGC-20-25	300	-45	147	658217	5427459
NFGC-20-28	300	-45	150	658213	5427450
NFGC-20-29	300	-45	186	658222	5427445
NFGC-20-30	300	-45	167	658195	5427419
NFGC-20-32	300	-45	269	658151	5427444
NFGC-20-33	300	-45	297	658238	5427394
NFGC-20-34	300	-45	213	658258	5427440
NFGC-20-36	300	-45	150	658245	5427466
NFGC-20-37	300	-45	344	658224	5427518
NFGC-20-38	300	-45	176	658254	5427461
NFGC-20-40A	300	-45	204	658249	5427453
NFGC-20-41	300	-45	195	658232	5427514

NFGC-20-43	300	-45	182	658239	5427435
NFGC-20-45	300	-45	164	658240	5427509
NFGC-20-46	300	-45	169	658267	5427493
NFGC-20-48	300	-45	198	658247	5427430
NFGC-20-49	300	-45	234	658309	5427468
NFGC-20-52	300	-45	192	658243	5427445
NFGC-20-53	300	-45	188	658254	5427513
NFGC-20-54	300	-45	198	658160	5427439
NFGC-20-56	300	-45	118	658226	5427505
NFGC-20-57	300	-45	150	658145	5427436
NFGC-20-59	300	-45	159	658243	5427495
NFGC-20-60	300	-45	200	658256	5427425
NFGC-20-62	300	-45	218	658291	5427537
NFGC-20-63	300	-45	346	657986	5427309
NFGC-20-64	300	-45	150	658208	5427442
NFGC-20-65	300	-45	266	658335	5427512
NFGC-20-67	300	-45	189	658216	5427437
NFGC-20-69	300	-45	187	658225	5427432
NFGC-20-70	300	-45	192	658249	5427504
NFGC-20-72	300	-45	189	658234	5427427
NFGC-20-73	300	-45	297	658058	5427383
NFGC-20-74	300	-45	238	658229	5427491
NFGC-21-78	300	-45	168	658183	5427426
NFGC-21-79	300	-45	192	658199	5427403
NFGC-21-80	300	-45	200	658239	5427486
NFGC-21-84	300	-45	170	658253	5427490
NFGC-21-85	300	-45	157	658148	5427388
NFGC-21-86	300	-45	231	658209	5427397
NFGC-21-87	300	-45	125	658218	5427535
NFGC-21-88	300	-45	256	658029	5427284
NFGC-21-90	300	-45	182	658235	5427540
NFGC-21-97	300	-45	225	658195	5427347
NFGC-21-101	300	-45	221	658206	5427341
NFGC-21-103	300	-45	261	658227	5427328
NFGC-21-104	300	-45	255	658208	5427295
NFGC-21-105B	300	-45	288	658232	5427340
NFGC-21-106	300	-45	326	658221	5427289
NFGC-21-111	300	-45	297	658242	5427276
NFGC-21-113	300	-45	143	658210	5427497
NFGC-21-114	300	-45	264	658249	5427316
NFGC-21-118	300	-45	633	658189	5427285
NFGC-21-119	300	-45	279	658185	5427331
NFGC-21-122	300	-45	140	658240	5427523
NFGC-21-123	120	-45	723	657821	5427519
NFGC-21-137	300	-45	152	658185	5427454
NFGC-21-143	300	-45	343	658192	5427240

Queensway Project – Plan Map of Drilling Program (Keats Zone -May 4, 2021)

Queensway Project – Long Section of Drilling Program (Keats Zone -May 4, 2021)

QA/QC

True widths of the new exploration intercepts reported have yet to be determined, but are estimated to be 70% to 80% of reported core lengths or as otherwise stated. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either whole sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia or by entire sample screened metallic screen fire assay at Eastern Analytical in Spring dale Newfoundland. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by us as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

2019 Drill Campaign

The 2019 diamond drilling program at the AFZ comprised 586 metres of HQ diameter core in four holes completed between October 28, 2019 and November 17, 2019. Holes NFGC-19-01 and NFGC-19-02 were drilled to target the Keats Zone where historical drilling and trenching suggested gold mineralization was to occur. Holes NFGC-19-03 and NFGC-19-04 were drilled from a single setup at the Dome Showing to further evaluate known gold mineralization. The 2019 drill program was successful in identifying gold mineralization along the AFZ at both the Keats and Dome showings.

Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m between November 17, 2019 and December 14, 2019 targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the Glass vein system, drill hole locations are show in the figure and table below:

BHID	UTME (NAD27)	UTMN (NAD27)	ZPT	DIP	BRG	LENGTH (m)
NFGC-19-01	658148	5427245	93	-43.6	302.19	199
NFGC-19-02	658035	5427130	90	-43.5	299.69	270
NFGC-19-03	658632	5428486	85	-44.7	0.39	64
NFGC-19-04	658632	5428486	85	-63.5	0.59	52
NFGC-19-05	664842.5	5430309	85	-44.7	302.69	274
NFGC-19-06	664867	5430352.5	85	-44.1	302.19	94.5
NFGC-19-07	664891	5430400	85	-44.6	300.99	248
NFGC-19-08	664823	5430200	85	-44.2	299.39	262
NFGC-19-09	665093	5430660	85	-44.2	300.89	299.6
NFGC-19-10	665176	5430750	85	-43.7	303.99	222.2

TOTAL						1985.3

The 2019 diamond drilling program at the AFZ was designed to further evaluate the gold mineralization and quartz veining along the east side of the Appleton Fault Trend specifically at the Keats and the Dome Showings. Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the Glass vein system.

NFGC-19-01 was planned to target 50 metres vertically below historic drill hole LG08-48 at the Keats Zone. A significant gold mineralized zone was intercepted from 96 to 115 metres grading 92.86g/t Au over 19.0 metres including 285.2 g/t Au over 6.0 metres containing considerable visible gold and wall rock sulphidation consisting of pyrite and lesser arsenopyrite. Within the quartz vein material traces of arsenopyrite, chalcopyrite and boulangerite were found. The zone was hosted in dark grey shale belonging to the Davidsville group and the quartz zone is spatially associated with a number of fault structures including one gouge zone up to 60cm in width. This is believed to be a second order structure to the Appleton fault and was intersected by all of the historic diamond drilling at the Keats zone but previously undocumented.

The vein intersection is the extension of the zone encountered in drill hole LG08-48 (50m above) and believed to be the extension of surface mineralization found in historical United Carina trench #3.

The quartz vein was notably vuggy and exhibiting textures associated with boiling events in epithermal gold zones. Possibly due to a flashing event within the larger mesothermal Appleton fault zone system.

A second mineralized fault structure was intersected at 177.5m with associated gold mineralization in lesser quartz stockwork from 177.5 to 180.0m depth grading 3.38g/t Au over 2.5m. Both fault zones intersected in the hole are believed to be secondary to the regional Appleton fault zone. Drilling did not continue in order to intersect the primary fault.

NFGC-19-02 also targeted the Keats zone located 160 metres south of NFGC-19-01 and targeting 50m vertically below historic drill hole LG99-12. This hole also intersected the second order fault structure found in NFGC-19-01 with associated narrower quartz veinlets and wall rock sulphidation (pyrite and arsenopyrite) and visible gold in quartz. The composite grade of the zone was 1.54 g/t Au over 12.0 metres with one metre grading 5.45 g/t Au and containing visible gold. Exhibiting a similar width and structural control to NFGC-19-01.

Queensway Project – Plan Map of 2019 Drilling Program at the Keats Zone

NFGC-19-03 targeted the Dome showing main vein where historical drilling had previously intersected high grade gold mineralization. The main vein was intersected at a depth of 20.9 to 22.0 metres with a second vein from 24.9 to 25.5 metres and gave an overall composite grade of 16.52 g/t Au over 6.1m anchored by 162.5 g/t Au over 0.6 m.

NFGC-19-04 also targeted the Dome showing main vein and from the same setup but drilling at -60 degrees below NFGC-19-03; this hole intersected the main Dome vein from 28.3 to 29.7 metres noting visible gold on the margin of the vein. This gave a composite average of 1.14 g/t Au over 8.0 metres including one metre grading 4.61 g/t Au.

At the Dome showing visible gold mineralization appears to be primary confined to the margin of the vein. Of particular note was the apparent vuggy nature of the quartz and similarity to the veining intersected at the Keats zone suggestive that the emplacement mechanisms were similar.

NFGC-19-05, 06, 07, 08 were all drilled to target the Glass vein system which was discovered in 2017 and excavated by us in 2017 and again in 2018. All four holes were targeted to intersect the Glass vein system at shallow depths (<25m). The Glass vein system is believed to be a parallel vein system to the H-Pond zone approximately 100m to the west and drill holes NFGC-19-05, 07 and 08 were extended to intersect both vein systems.

The Glass vein array was noted in holes NFGC-19-05, 06 and 08 but gave poor gold results and visible mineralization was very limited.

NFGC-19-05 was successfully intersected a broad vein intercept within the H-Pond zone from 231.0 to 242.0m grading 2.35 g/t over 11.0 metres including 6.73 g/t Au over 3.0 metres as well as a second vein intersection from 268.0 to 269.0m grading 2.75 g/t Au over 1.0 m. This intercept has extended the known mineralized extents of the H-Pond zone by roughly 150 metres along strike. The vein system was marked by significant iron-carbonate alteration zone. This is also one of the deepest intersections of the H-Pond zone to date.

NFGC-19-06, 07 and 08 failed to intersect any significant mineralization.

NFGC-19-09, 10 were both drilled along strike of the H-Pond and Glass vein systems along the JBPDZ and drilling in an area with very high gold in till results (1744 zone) and a significant number of visible gold bearing float samples which were interpreted to be derived from the JBPDZ. Both holes were successful in intersecting new vein systems as shown in figures below. The broad quartz intercept in NFGC-19-09 shows a nearly identical alteration and sulphide pattern to the intercept in NFGC-19-05 from the H-Pond zone. The intercept in NFGC-19-09 is believed to be an extension of the H-Pond by roughly 500m along strike. NFGC-19-09 intersected 4.39 g/t Au over 9.0 metres including 17.45 g/t Au over 2.0 meters from the well altered vein set thought to be the extension of the H-Pond zone. An intercept near the top of NFGC-19-10 with unknown correlation to NFGC-19-09 intersected 1.07 g/t Au over 4.0 meters and several lesser zones.

The 2019 drilling campaign was successful in identifying auriferous quartz veined zones of sufficient size, tenor and textural characteristics to warrant additional exploration. Based on the drill results to date, the Appleton Fault Trend has potential to host an Epizonal style Orogenic gold deposit with mineralization styles similar to those of the Fosterville Mine in Australia. The occurrence of vuggy veins with free gold and a blend of antimony mineral species including stibnite and boulangerite suggest a flash boiling event on a near mesothermal orogenic gold system such as seen at Fosterville.

Significant composite gold assay results are shown in the table below; the true widths of the mineralization in the below table is not known but estimated to be from 60-80% of the down hole composite width based on intersection angles and correlation to historical drilling. A total of 1,952 drill core intervals were selected for assay analysis in the 2019 drilling program ranging in width of 0.3 to 1.0 meters, the highlighted results do not include composite intervals below a minimum grade width (g/t Au x m) of 2.0 as these are not deemed significant to the project.

QA/QC

True widths of the new exploration intercepts reported have yet to be determined but are estimated to be 60% to 80% of reported core lengths or as otherwise stated. Assays are uncut, and calculated intervals are reported with a minimum grade width (g/t Au x m) of 2.0. All HQ split core assays reported were obtained by either whole sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by us as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

2019 Diamond Drill Hole Significant Gold Composite Intercepts

2020 Airborne Gravity Survey

In March of 2020, we contracted CGG Canada Services Ltd. based in Ottawa, Ontario to conduct a 1,705 km HeliFALCON Airborne Gravity Gradiometer and Aeromagnetic Survey over the licenses in the QWN license group. This highly advanced gravity and magnetic system has been deployed by us to further aid in the definition of geological and structural controls of mineralization.

After post processing the final data files were received in late April 2020. This data is currently under interpretation by a contract geophysicist to better define structures, geology and potential mineral target areas.

Queensway Project – Vertical Gravity GD Plan View

Queensway Project – Vertical Gravity Gradient GDD Plan View

Proposed Exploration Program

The following table describes the costs associated with our proposed exploration program:

Cost estimates for Proposed Exploration Program for the Queensway Project

	Unit	Year 1	Year 2
Queensway Project	Costs	Q2-Q4 2021	Q1-Q2 2022
QWS Follow Up Till Sampling Program	$900	$270,000
QWS Trenching and Sampling		$300,000
Airborne MAG/EM Survey(5800Km)	$68/Km	$950,000
Regional Prospecting/Geological Mapping		$400,000
Geological Interpretation/Modelling		$400,000
GGN Gravity/EM Geophysical Interpretation		$200,000
Diamond Drilling (JBPDZ and AFZ) 175,000m
Core Drilling (HQ size)	$140/m	$15,400,000	$9,100,000
Assaying and Geochemistry	$30/m	$3,300,000	$1,950,000
Logging and Supervision	$30/m	$3,300,000	$1,950,000
Contingency	$10/m	$1,750,000	$650,000
QWS Regional Drilling Program 2,000m
Core Drilling (HQ size)	$140/m	$280,000
Assaying and Geochemistry	$30/m	$60,000
Logging and Supervision	$30/m	$60,000
Contingency	$10/m	$20,000
Total:		$26,690,000	$13,650,000

Lucky Strike Project, Ontario (Exploration Stage Property)

The Lucky Strike Project is located 10 km north of Larder Lake, Ontario and covers favourable and underexplored structural corridors associated with the Larder Cadillac Deformation Zone.

The project is comprised of 639 single cell un-patented mining claims.

Land History

The current mineral cells comprising the Lucky Strike Project were acquired from the completion of two option agreements, one purchase agreement and online staking.

On May 27, 2016 we optioned the primary Lucky Strike Project property from Ashley Gold Mines Ltd. which was further amended in May 2019 and fully executed in November 2019. Under the terms of the agreement we paid $115,000 and issued common shares equivalent to $80,000. The option agreement included an underlying royalty of 1% NSR payable to Wallbridge mining covering 3 of the claims with the remaining 66 claims carrying no NSR.

On July 26, 2017 we optioned the Vallillee extension claims west of the primary Lucky Strike land package and this option agreement was fully executed July 2018. Under the terms of the agreement we paid $40,000 and issued a 2% NSR in favour of the optionors.

In April 2020, we staked an additional 70 unpatented mining cells on the west side of the Lucky Strike Project. These lands carry no NSR.

On May 7, 2020, we completed a claim purchase agreement with Big Bar Gold to purchase 21 unpatented mining claim cells adjacent to the east of the Lucky Strike Project. Under the terms of the agreement we paid $25,000. The claims carry no NSR.

Lucky Strike Project – Project Location map, fault systems and Adjacent Projects

Environmental and Exploration Permitting

We were was issued an exploration plan by the Ontario MNDM on July 13, 2017, to cover exploration activities including mechanized trenching and mechanized diamond drilling and this permit is set to expire in July 2020. Application was made in May 2020 for new permits to cover mechanized trenching, mechanized diamond drilling and approval is pending.

Project Geology

The Lucky Strike Project is covered by the Lower Blake River Group which are dominated by intermediate to mafic, massive volcanic flows. The volcanic flows have been intruded by diorite-gabbro intrusions which are up to 7 kilometres by 1.5 kilometre in size. In the Walsh-FP area a syenite-syenite porphyry intrudes the mafic-intermediate volcanics and hosts the gold-bearing quartz-ankerite veins of the Walsh Mine. The long axis of this syenite intrusion strikes approximately north-south and extends for 3.5 kilometres on the property and another 3 kilometres south of the property and is generally 0.5 kilometres wide. Two major regional faults cross the property, the Misema-Misty Lake Fault and the Mulven Fault, striking roughly in a northeast-southwest direction. These structures have been speculated as being as a continuation of the Kirkland Main Break Fault system which hosted the seven historic gold mines of the Kirkland Lake Gold camp. The Victoria Creek Deformation Zone, possibly a splay off the Misema-Misty Lake Fault and a control on the Victoria Creek and Upper Beaver Mines, lies just south of the property with splay structures extending onto the property.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Results of Operations

Year ended December 31, 2020 and 2019

Total assets increased to $73,536,928 at December 31, 2020, from $9,355,036 at December 31, 2019, primarily as a result of an increase in cash of $40,394,487 and investments of $20,975,060, which were received from a private placement financing completed in March 2020, and as consideration for the sale of exploration and evaluation assets in December 2020. The most significant assets at December 31, 2020 were cash of $47,731,125 (December 31, 2019: $7,336,638), investments of $21,089,997 (December 31, 2019: $114,937), property, plant and equipment of $1,377,129 (December 31, 2019: $29,149), prepaid expenses and deposits of $1,258,203 (December 31, 2019: $436,436), and exploration and evaluation assets of $999,234 (December 31, 2019: $1,100,716). Cash increased by $40,394,487 during the year ended December 31, 2020 as a result of an initial public offering completed in August 2020 for gross proceeds of $31,395,000, private placement financings completed in June 2020 for gross proceeds of $7,118,196, and proceeds received from the exercises of warrants of $12,721,057 and stock options of $7,036,624, partially offset by cash used in operating activities of $13,218,539, purchases of property, plant and equipment of $1,446,440 and share issuance costs of $3,032,606 in connection with the initial public offering and private placement financings.

During the year ended December 31, 2020, loss from operating activities increased by $34,421,879 to $38,347,288 compared to $3,925,409 for the year ended December 31, 2019. The increase in loss from operating activities is largely due to:

•	An increase of $7,449,900 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $8,107,439 for the year ended December 31, 2020 compared to $657,539 for the year ended December 31, 2019. We initiated a 100,000 meter diamond drilling program and completed approximately 13,400 meters of drilling in 66 holes as well as completed a 1,705 km airborne gravity survey, trenching, structural analysis, prospecting, till sampling and geological mapping at our Queensway Project during the year ended December 31, 2020 compared to the completion of a diamond drill program comprised of 10 holes totalling 1,986 meters and machine learning analysis of geophysical data at our Queensway Project during the year ended December 31, 2019.

•	An increase of $24,326,807 in share-based compensation. Share-based compensation was $26,457,335 for the year ended December 31, 2020 compared to $2,130,528 for the year ended December 31, 2019. A total of 15,492,500 fully vested stock options with a value of $26,457,335 were granted during the year ended December 31, 2020 compared to 5,605,000 fully vested stock options granted during the year ended December 31, 2019.

•	An increase of $960,714 in salaries and consulting fees. Salaries and consulting fees were $1,948,113 for the year ended December 31, 2020 compared to $987,399 for the year ended December 31, 2019. The increase is due to increased executive management levels and related compensation paid to key management personnel during the year ended December 31, 2020.

•	An increase of $602,595 in professional fees. Professional fees were $677,243 for the year ended December 31, 2020 compared to $74,648 for the year ended December 31, 2019. The increase is due to higher legal fees incurred as a result of increased corporate activity and in relation to the Proposed Mexican Gold Transaction. The Proposed Mexican Gold Transaction was terminated by mutual agreement during the year ended December 31, 2020.

•	An increase of $758,421 in corporate development and investor relations. Corporate development and investor relations was $758,421 for the year ended December 31, 2020 compared to $Nil for the year ended December 31, 2019. We undertook a greater amount of activities relating to promotion of our projects during the year ended December 31, 2020 compared to no similar activities undertaken during the year ended December 31, 2019.

Other Items

For the year ended December 31, 2020, other income was $5,812,849 compared to other expenses of $94,623 for the year ended December 31, 2019. The $5,907,472 change is largely due to :

•	An increase of $4,384,953 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $4,384,953 for the year ended December 31, 2020 compared to $Nil for the year ended December 31, 2019. The increase is due to the sale of certain Newfoundland exploration and evaluation assets for non-cash consideration comprised of investments with a fair value of $4,462,703 during the year ended December 31, 2020.

•	An increase of $1,772,188 in settlement of flow-through share premium. Settlement of flow-through share premium was $1,772,188 for the year ended December 31, 2020 compared to $Nil for the year ended December 31, 2019. We incurred $6,443,941 of qualifying Canadian exploration expenses and derecognized $1,772,188 of our flow-through share premium liability during the year ended December 31, 2020.

•	An increase of $342,109 in net change in unrealized loss on investments. Net change in unrealized loss on investments was $223,754 for the year ended December 31, 2020 compared to an unrealized gain of $118,355 for the year ended December 31, 2019. The increase is due to changes in the fair values of equity investments held at December 31, 2020.

•	An increase of $75,327 in impairment of exploration and evaluation assets. Impairment of exploration and evaluation assets was $166,662 for the year ended December 31, 2020 compared to $91,335 for the year ended December 31, 2019. The increase is due to impairment recognized on certain Newfoundland and Ontario properties that the Company is no longer continuing to explore during the year ended December 31, 2020.

We recorded loss and comprehensive loss of $32,534,439 or $0.29 basic and diluted loss per share for the year ended December 31, 2020 (December 31, 2019: $4,020,032 or $0.07 basic and diluted loss per share).

Three months ended December 31, 2020 and 2019

During the three months ended December 31, 2020, loss from operating activities increased by $20,593,940 to $23,705,633 compared to $3,111,693 for the three months ended December 31, 2019. The increase in loss from operating activities is largely due to:

•	An increase of $4,175,097 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $4,552,196 for the three months ended December 31, 2020 compared to exploration and evaluation expenditures of $377,099 for the three months ended December 31, 2019. We continued our 100,000 meter diamond drilling program during the three months ended December 31, 2020 and completed approximately 10,450 meters of drilling in 51 holes, and incurred higher salaries and consulting fees, and supplies & equipment costs due to an increase in exploration activity at our Queensway Project compared to completion of a diamond drilling program comprised of 10 holes totalling 1,986 meters drilled at our Queensway project during the three months ended December 31, 2019.

•	An increase of $15,809,093 in share-based compensation. Share-based compensation was $17,939,621 for the three months ended December 31, 2020 compared to $2,130,528 for the three months ended December 31, 2019. A total of 6,267,500 fully vested stock options with a value of $17,939,621 were granted during the three months ended December 31, 2020 compared to 5,605,000 fully vested stock options granted during the three months ended December 31, 2019.

Other Items

For the three months ended December 31, 2020, other expenses were $1,934,089 compared to other income of $29,109 for the three months ended December 31, 2019. The $1,963,198 change is largely due to:

•	An increase of $7,463,161 in net change in unrealized loss on investments. Net change in unrealized loss on investments was $7,386,849 for the three months ended December 31, 2020 compared to $76,312 in unrealized gain on investments for the three months ended December 31, 2019. The increase is due to changes in the fair values of equity investments held at December 31, 2020.

The increase was partially offset by the following

•	An increase of $4,384,953 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $4,384,953 for the three months ended December 31, 2020 compared to $Nil for the three months ended December 31, 2019. The increase is due to the sale of certain Newfoundland exploration and evaluation assets for non-cash consideration comprised of investments with a fair value of $4,462,703 during the three months ended December 31, 2020.

•	An increase of $1,185,090 in settlement of flow-through share premium. Settlement of flow-through share premium was $1,185,090 for the three months ended December 31, 2020 compared to $Nil for the three months ended December 31, 2019. We incurred $4,309,165 of qualifying Canadian exploration expenses and derecognized $1,185,090 of our flow-through share premium liability during the three months ended December 31, 2020.

We recorded loss and comprehensive loss of $25,639,722 or $0.18 basic and diluted loss per share for the three months ended December 31, 2020 (December 31, 2019: $3,082,583 or $0.05 basic and diluted loss per share).

Summary of Quarterly Results

	2020								2019
	Dec. 31 $		Sep. 30 $		Jun. 30 $		Mar. 31 $		Dec. 31 $		Sep. 30 $		Jun. 30 $		Mar. 31 $
Revenues	-		-		-		-		-		-		-		-
Income (loss) and comprehensive income (loss) for the period	(25,639,722	)(2)	(10,986,378	)(3)	10,700,940	(4)	(6,609,279	)(5)	(3,082,583	)(6)	(85,022	)(7)	(355,709	)(8)	(496,718	)(8)
Earnings (loss) per Common Share Basic(1)	(0.18)		(0.09)		0.11		(0.08)		(0.05)		(0.00)		(0.01)		(0.01)
Earnings (loss) per Common Share Diluted(1)	(0.18)		(0.09)		0.09		(0.08)		(0.05)		(0.00)		(0.01)		(0.01)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

(2)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in share-based compensation of $12,454,708, net change in unrealized losses on investments of $4,854,539, and exploration and evaluation expenditures of $2,298,723, partially offset by an increase in gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $699,109, and a decrease of salaries and consulting fees of $217,685.

(3)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in net change in unrealized losses on investments of $17,431,256, share-based compensation of $2,452,112, exploration and evaluation expenditures of $1,683,057, salaries and consulting fees of $372,083, and corporate development and investor relations of $159,108, partially offset by amortization of flow-through premium liability of $384,864.

(4)	Decrease from prior quarter primarily driven by an increase in net change in unrealized gains on investments of $20,102,487, amortization of flow-through premium liability of $101,117, and a decrease in exploration and evaluation expenditures of $160,937, partially offset by an increase in share-based compensation of $3,032,801.

(5)	Increase from prior quarter primarily driven by increases in professional fees of $104,545, exploration and evaluation expenditures of $354,254 and net change in unrealized losses on investments of $5,279,853, partially offset by a decrease in share-based compensation of $2,130,528.

(6)	Increase from prior quarter primarily driven by increases in salaries and consulting fees of $407,399, share-based compensation of $2,130,528, professional fees of $71,652, exploration and evaluation expenditures of $390,984 and impairment of exploration and evaluation assets of $46,335 partially offset by an increase in net change in unrealized gain on investments of $74,854.

(7)	Decrease from prior quarter primarily driven by decrease in salaries and consulting fees of $142,500, exploration and evaluation expenditures of $68,678 and impairment of exploration and evaluation assets of $45,000.

(8)	Decrease from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $184,723.

Year Ended December 31, 2019 and 2018

Total assets increased to $9,355,036 at December 31, 2019, from $1,783,497 at December 31, 2018, primarily as a result of private placement financings completed in June 2019, July 2019 and November 2019 for gross proceeds of $9,250,000. The most significant assets at December 31, 2019, were cash of $7,336,638 (December 31, 2018: $323,179), prepaid expenses and deposits of $436,436 (December 31, 2018: $68,630), sales taxes recoverable of $291,075 (December 31, 2018: $109,414) and exploration and evaluation assets of $1,100,716 (December 31, 2018: $677,681). Cash increased by $7,013,459 during the year ended December 31, 2019 as a result of the issuances of shares and warrants in the amount of $9,250,000, proceeds from stock option exercises of $439,500 and proceeds on disposals of investments of $280,786. The increase in cash was partially offset by exploration and evaluation asset expenditures of $307,370 and cash used in operating activities of $2,649,457.

During the year ended December 31, 2019, loss from operating activities increased by $1,265,354 to $3,925,409 compared to $2,660,055 for the year ended December 31, 2018. The increase in loss from operating activities is largely due to:

•	An increase of $384,793 in salaries and consulting fees. Salaries and consulting fees were $987,399 for the year ended December 31, 2019, compared to $602,606 for the year ended December 31, 2018. The increase is due to performance bonuses and compensation paid to key management personnel during the year ended December 31, 2019.

•	An increase of $2,008,167 in share-based compensation. Share-based compensation was $2,130,528 for the year ended December 31, 2019 compared to $122,361 for the year ended December 31, 2018. 5,605,000 fully vested stock options with a value of $2,130,528 were granted during the year ended December 31, 2019 compared to 350,000 fully vested stock options with a value of $122,361 granted during the year ended December 31, 2018.

The increase in loss from operating activities was partially offset by:

•	A decrease of $1,084,876 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $657,539 for the year ended December 31, 2019 compared to $1,742,415 for the year ended December 31, 2018. We completed a diamond drilling program comprised of ten holes totalling 1,986 meters drilled at our Queensway Project during the year ended December 31, 2019 compared to completing ground IP geophysical surveys at our Queensway and Lucky Strike projects during the year ended December 31, 2018.

Other Items

During the year ended December 31, 2019, other expenses increased by $1,413,545 to $94,623 compared to other income of $1,318,922 for the year ended December 31, 2018. The increase in other expenses is largely due to:

•	A decrease of $2,300,840 in gain on sale of exploration and evaluation assets. There were no disposals of exploration and evaluation assets during the year ended December 31, 2019. We sold certain north-eastern Ontario exploration and evaluation assets for total consideration of $2,458,400, comprising cash of $1,030,000 and investments having a fair value of $1,428,440, and derecognized exploration and evaluation assets at their carrying value of $157,600 during the year ended December 31, 2018.

The increase in other expenses were partially offset by:

•	An increase of $817,586 in net change in unrealized gains on investments. Net change in unrealized gain on investments was $118,355 for the year ended December 31, 2019 compared to $699,231 in unrealized loss on investments for the year ended December 31, 2018. The increase is due to changes in the fair values of equity investments held at December 31, 2019.

We recorded loss and comprehensive loss of $4,020,032 or 0.07 basic and diluted loss per share for the year ended December 31, 2019 (December 31, 2018: $1,334,928 or 0.02 basic and diluted loss per share).

Select Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2020, 2019, 2018 and 2017 is presented in the table below. The financial data below has been prepared in accordance with IFRS and is reported in Canadian dollars.

Selected Annual Financial Information	December 31, 2020 $	December 31, 2019 $	December 31, 2018 $	December 31, 2017 $
Total Assets	73,536,928	9,355,036	1,783,497	3,008,057
Operating expenses(1)	(3,782,514)	(1,137,342)	(795,279)	(440,159)
Share-based compensation	(26,457,335)	(2,130,528)	(122,361)	(408,240)
Exploration and evaluation expenditures	(8,107,439)	(657,539)	(1,742,415)	(1,420,855)
Impairment of exploration and evaluation assets	(166,662)	(91,335)	(71,755)	-
Net realized (loss) on disposal of investments	-	(120,734)	(216,570)	209,452
Net change in unrealized (losses) gains on investments	(223,754)	118,355	(699,231)	(3,606)
Gain on sale of exploration and evaluation assets	4,384,953	-	2,300,840	1,665,000
Net loss comprehensive loss	(32,534,439)	(4,020,032)	(1,334,928)	(415,052)
Loss per share – basic and diluted	(0.29)	(0.07)	(0.02)	(0.01)

(1) Operating expenses is comprised of corporate development & investor relations, depreciation, office & sundry, professional fees, salaries and consulting, transfer agent & regulatory fees and travel.

Year Ended December 31, 2018 and 2017

Total assets decreased to $1,783,497 at December 31, 2018, from $3,008,057 at December 31, 2017, primarily as a result of decreases in cash of $687,937 and exploration and evaluation assets of $471,964. The most significant assets at December 31, 2018 were cash of $323,179 (December 31, 2017: $1,011,116), investments of $398,102 (December 31, 2017: $436,995), and exploration and evaluation assets of $677,681 (December 31, 2017: $1,149,645). Cash decreased by $687,937 during the year ended December 31, 2018 as a result of exploration and evaluation asset expenditures of $262,655 and cash used in operating activities of $1,901,406. The decrease in cash was partially offset by proceeds of disposals on investments of $551,532 and proceeds on the sale of exploration and evaluation assets of $975,000.

During the year ended December 31, 2018, loss from operating activities increased by $390,801 to $2,660,055 compared to $2,269,254 for the year ended December 31, 2017. The increase in loss from operating activities is largely due to:

•	An increase of $307,548 in salaries and consulting fees. Salaries and consulting fees were $602,606 for the year ended December 31, 2018, compared to $295,058 for the year ended December 31, 2017. The increase is due to increased key management personnel levels and related compensation paid to key management personnel during the year ended December 31, 2018.

•	An increase of $321,560 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $1,742,415 for the year ended December 31, 2018 compared to $1,420,855 for the year ended December 31, 2017. We completed ground IP geophysical surveys at our Queensway and Lucky Strike projects during the year ended December 31, 2018 compared to completing an airborne geophysical survey, prospecting and trenching at our Queensway project during the year ended December 31, 2017.

The increase in loss from operating activities was partially offset by:

•	A decrease of $285,879 in share-based compensation. Share-based compensation was $122,361 for the year ended December 31, 2018 compared to $408,240 for the year ended December 31, 2017. 350,000 fully vested stock options with a value of $122,361 were granted during the year ended December 31, 2018 compared to 4,860,000 fully vested stock options with a value of $408,240 were granted during the year ended December 31, 2017.

Other Items

During the year ended December 31, 2018, other income decreased by $542,174 to $1,318,922 compared to $1,861,096 for the year ended December 31, 2017. The decrease in other income is largely due to:

•	An increase of $695,625 in net change in unrealized loss on investments. Net change in unrealized loss on investments was $699,231 for the year ended December 31, 2018 compared to $3,606 for the year ended December 31, 2017. The increase is due to changes in the fair values of equity investments held at December 31, 2018.

•	An increase of $426,022 in net realized losses on disposal of investments. Net realized losses on disposal of investments was $216,570 for the year ended December 31, 2018 compared to net realized gains on disposal of investments of $209,452 for the year ended December 31, 2017.

The decrease in other income was partially offset by:

•	An increase of $635,840 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $2,300,840 for the year ended December 31, 2018 compared to $1,665,000 for the year ended December 31, 2017. We sold certain northeastern Ontario exploration and evaluation assets for total consideration of $2,458,400, comprising cash of $1,030,000 and investments having a fair value of $1,428,440, and derecognized exploration and evaluation assets at their carrying value of $157,600 during the year ended December 31, 2018 compared to the sale of net smelter royalties on three Ontario properties and the sale of a northeastern Ontario property for total consideration of $1,710,000, comprising cash of $310,000 and investments having a fair value of $1,400,000, and derecognized exploration and evaluation assets at their carrying value of $45,000 during the year ended December 31, 2017.

We recorded loss and comprehensive loss of $1,334,928 or 0.02 basic and diluted loss per share for the year ended December 31, 2018 (December 31, 2017: $415,052 or 0.01 basic and diluted loss per share).

B.            Liquidity and Capital Resources

As at December 31, 2020, we had cash of $47,731,125 to settle current liabilities of $635,083.

We do not currently have a recurring source of revenue and have historically incurred negative cash flows from operating activities. As at December 31, 2020, we have working capital of $70,525,482 consisting primarily of cash, investments, prepaid expenses and deposits and sales taxes recoverable, which are sufficient for our present requirements. Our exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, we have not yet determined whether these properties contain economically recoverable resources.

The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The sources of funds currently available to us for our acquisition and exploration projects are solely due from equity financing.

We do not have bank debt or banking credit facilities in place as at the date of this Registration Statement.

C.            Research and Development

We did not conduct significant research and development activities in the last three years.

D.            Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.            Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations

We do not have any known applicable contractual obligations as of December 31, 2020.

G.            Safe Harbor

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table provides the names, municipalities of residence, position, and principal occupations of each of our directors and executive officers as of the date of this Registration Statement.

Name and Residence	Position(s) and Office(s) with NFG	Principal Occupation(s) During Past Five Years	Director Since
Collin Kettell, Puerto Rico, United States	Executive Chairman and Director	Businessman	January 21, 2016
Craig Roberts, British Columbia, Canada	Chief Executive Officer and Director	Businessman	December 17, 2019
Denis Laviolette, Ontario, Canada	President and Director	Businessman	January 21, 2016
Greg Matheson, Ontario, Canada	Chief Operating Officer	Professional Geologist	-
Michael Kanevsky, British Columbia, Canada	Chief Financial Officer	Chartered Professional Accountant	-
John Anderson, British Columbia, Canada	Director	Businessman	April 20, 2018
Dr. Quinton Hennigh Colorado, United States	Director	Economic Geologist	June 17, 2020

Collin Kettell, Executive Chairman and Director

Mr. Kettell is the Executive Chairman and founder of Palisades Goldcorp Ltd.., a resource focused merchant bank, primarily investing in the junior resource sector. Mr. Kettell is also co-founder of GoldSpot Discoveries Inc., an Ontario-based technology company that is the leader in machine learning and artificial intelligence as it pertains to the resource exploration business (“GoldSpot Discoveries”). Additionally, Mr. Kettell is the Founder and CEO of Victory Metals, a leading vanadium developer in Nevada. Mr. Kettell comes from a family with deep ties to mining, including co-founding AuEx Ventures Inc., the company responsible for discovering the Long Canyon deposit, a project ultimately acquired by Newmont Corporation for $2.3 billion.

Craig Roberts, P.Eng., Chief Executive Officer and Director

Mr. Roberts is a mining engineer with over 35 years of operations, consulting and investment banking experiences. Mr. Roberts experience includes work on feasibility studies for numerous mining projects worldwide, investment banking and due diligence roles in over 200 institutional equity financings. Mr. Roberts significant experience includes advising management and boards on merger and acquisition transactions. Mr. Roberts currently serves as President and CEO of Ethos Gold, and as a director of K2 Gold, Victory Metals, and Global Battery Metals.

Denis Laviolette, President and Director

Mr. Laviolette has more than 10 years of experience in mining and capital markets. Mr. Laviolette is a co-founder, CEO and President of GoldSpot Discoveries. Mr. Laviolette worked with mineral projects in Timmins, Kirkland Lake, and Red Lake, managed all aspects of a mining operation in Ghana, was previously a mining analyst with Pinetree Capital Ltd. and the founder and Chief Executive Officer of GoldSpot Discoveries. Mr. Laviolette currently serves as a director with GoldSpot Discoveries and Xtra-Gold Resources.

Greg Matheson, P.Geo., Chief Operating Officer

Mr. Matheson is a professional geologist with over 12 years managing gross roots exploration through to advanced projects. Mr. Matheson is the former exploration manager of Northern Gold Mining Inc., a senior project manager for Oban Mining Corp. and Osisko Mining Corp. Mr. Matheson is responsible for the discovery and delineation of the >2.0M oz. Garrison Gold project in Ontario managing exploration from early state through trial production mining.

Michael Kanevsky, CPA, CA Chief Financial Officer

Mr. Kanevsky is a Chartered Professional Accountant with expertise in corporate reporting, financial processes and risk management. Mr. Kanevsky began his professional career in the audit and assurance practice at Deloitte LLP. Mr. Kanevsky is the CFO of Mexican Gold Corp, Palisades Goldcorp Ltd. and several private mining companies.

John Anderson, Director

Mr. Anderson has over 25 years of capital market experience specializing in the resource sector. Mr. Anderson is a founder and financier of many start-up companies with experience on the Toronto Stock Exchange, NYSE, NASDAQ, London AIM and Swiss Stock Exchange. Mr. Anderson is the founder of Deep 6 PLC, American Eagle Oil and Gas Inc., as well as a founding general partner in Aquastone Capital LLC. Mr. Anderson is the Executive Chairman of Triumph Gold Corp. and serves as a director of Triumph Gold Corp., Outcrop Gold Corp., Mexican Gold Corp., FluidOil Limited., Parallel Mining Corp., and Intercontinental Gold and Metals Ltd.

Dr. Quinton Hennigh

Dr. Hennigh is an economic geologist with 25 years of exploration experience, mainly gold related. Early in his career, he explored for major mining firms including Homestake Mining Company, Newcrest Mining Ltd and Newmont Mining Corporation. Dr. Hennigh joined the junior mining sector in 2007 and has been involved with a number of Canadian listed gold companies including Gold Canyon Resources, where he led exploration at the Springpole alkaline gold project near Red Lake Ontario, a 5 million ounce gold asset that was subsequently sold. Dr. Hennigh is also the chairman and president of Novo Resources Corp., which owns 15,000,000 common shares, and of which the Company holds 6,944,444 common shares. Dr. Hennigh obtained a Ph.D. in Geology/Geochemistry from the Colorado School of Mines. Dr. Hennigh was appointed as a director by Novo pursuant to the terms of the Novo Transaction. See Item 4.A, “Financings and Issuances of Our Securities – Novo Transaction and Share Issuance.”

Pursuant to the terms of the Novo Transaction, Novo has the right to appoint a director to the Board at any time until March 6, 2023, provided that Novo holds no less than 10% of our issued and outstanding common shares. In connection with Novo’s right to appoint a director to the Board, Novo appointed Dr. Quinton Hennigh as its director nominee. Dr. Hennigh was elected to the Board on June 17, 2020.

B.            Compensation

Compensation Governance

Philosophy

In determining the compensation to be paid or awarded to our executives, our compensation committee (the “Compensation Committee”) seeks to encourage the advancement of our exploration projects, with a view to enhancing shareholder value. To achieve these objectives, we believe it is critical to create and maintain a compensation program that attracts and retains committed, highly qualified personnel by providing appropriate rewards and incentives that align the interest of its executives with those of its shareholders. In addition, as we, currently, have no revenues from operation and operates with limited financial resources, the Compensation Committee needs to consider not only our financial situation at the time of determining executive compensation but also our estimated financial situation in the mid and long term.

Our executive compensation program consists of a combination of base salary and long-term incentives in the form of participation in our amended and restated stock option plan of as approved by our shareholders on June 17, 2020, as amended from time to time (the “Stock Option Plan”). In making our determinations regarding the various elements of executive option grants, we will seek to meet the following objectives:

(a)	to attract, retain and motivate talented executives who create and sustain our continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions;

(b)	to align the interests of the Named Executive Officers (“NEOs”) with the interests of our shareholders; and

(c)	to incent extraordinary performance from our key personnel.

We are an early stage exploration company and may not generate revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by us to be appropriate in the evaluation of the performance of our executive officers.

Base Salary

The base salary for each executive is established by the Board, on the recommendation of the Compensation Committee, based upon the position held by such executive, competitive market conditions, such executive’s related responsibilities, experience and the NEO’s skill base, the functions performed by such executive and the salary ranges for similar positions in comparable companies. Individual and corporate performance will also be taken into account in determining base salary levels for executives.

Cash Bonuses

Cash bonuses do not form a normal part of our executive compensation. However, we may elect to utilize such incentives where the role-related context and competitive environment suggest that such a compensation modality is appropriate. When and if utilized, the amount of cash bonus compensation will normally be paid on the basis of timely achievement of specific pre-agreed milestones. Each milestone will be selected based upon consideration of its impact on shareholder value creation and the ability of the Company to achieve the milestone during a specific interval. The amount of bonus compensation will be determined based upon achievement of the milestone, its importance to our near and long term goals at the time such bonus is being considered, the bonus compensation awarded to similarly situated executives in similarly situated exploration-stage junior mining companies or any other factors the Compensation Committee may consider appropriate at the time such performance-based bonuses are decided upon. The quantity of bonus will normally be a percentage of base salary not to exceed 100%. However, in exceptional circumstances, the quantity of bonus paid may be connected to the shareholder value creation embodied in the pre-agreed milestones.

Options

Options are a key compensation element for us. Because many of the most capable individuals in the mining industry work for companies who can offer attractive cash and bonus compensation and a high level of employment security, options represent a compensation element that balances the loss of employment security that such individuals must accept when moving to a junior exploration company such as NFG. Options are also an important component of aligning the objectives of our executive officers and consultants with those of our shareholders, while encouraging them to remain associated with the Company. We expect to provide significant option positions to our executive officers and consultants. The precise amount of options to be offered will be governed by the importance of the role within the Company, by the competitive environment within which we operate, and by the regulatory limits on Option grants that cover organizations such as NFG. When considering an award of options to an executive officer, consideration of the number of options previously granted to the executive may be taken into account, however, the extent to which such prior grants remain subject to resale restrictions will generally not be a factor.

See Item 10.A, “Stock Option Plan” for a summary of the key terms of the Stock Option Plan.

Compensation Risks

In making our compensation-related decisions, the Compensation Committee and Board carefully consider the risks implicitly or explicitly connected to such decisions. These risks include the risks associated with employing executives who are not world-class in their capabilities and experience, the risk of losing capable but under-compensated executives, and the financial risks connected to our operations, of which executive compensation is an important part.

In adopting the compensation philosophy described above, the principal risks identified by us are:

(a)	that we will be forced to raise additional funding (causing dilution to shareholders) in order to attract and retain the calibre of executive employees that we seeks; and

(b)	that we will have insufficient funding to achieve our objectives.

Executive Compensation-Related Fees

For the financial year ended December 31, 2020, no fees were billed to us by any consultant or advisor, or any of our affiliates, for services related to determining compensation for any our directors and executive officers or for any other services.

Hedging Named Executive Officers or Directors

We have no policy with respect to Named Executive Officers or directors purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by NEOs or directors.

Compensation, excluding Options and Compensation Securities

The following table sets out the compensation, excluding options and compensation securities, paid to the individuals who were directors or NEOs during the year ended December 31, 2020.

Table of Compensation Excluding Options and Compensation Securities
Name and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)		Value of perquisites ($)	Value of all other compensation ($)	Total Compensation ($)
Collin Kettell, Executive Chairman and Director (1)	2020	269,070	75,000	Nil.	Nil.	Nil.	Nil.	344,070
Craig Roberts, Chief Executive Officer and Director (1)	2020	250,000	325,000	Nil.	Nil.	Nil.	Nil.	575,000
Denis Laviolette, President and Director (1)	2020	195,000	75,000	Nil.	Nil.	Nil.	Nil.	270,000
Michael Kanevsky, Chief Financial Officer (2)	2020	72,900	Nil	Nil.	Nil.	Nil.	Nil.	72,900
Greg Matheson, Chief Operating Officer	2020	157,083	33,000	Nil.	Nil.	Nil.	Nil.	190,083
John Anderson, Director	2020	10,000	Nil	Nil.	Nil.	Nil.	Nil.	10,000
Dr. Quinton Hennigh Director	2020	10,000	Nil	Nil.	Nil.	Nil.	Nil.	10,000

(1) All compensation is paid through management services agreements between the Company and entities affiliated with Collin Kettell, Craig Roberts and Denis Laviolette. See “—Employment, Consulting and Management Agreements” below.

(2) All compensation is paid through a management services agreement between the Company and BM Strategic Capital Corp. (“BM Strategic”). BM Strategic is not affiliated with Michael Kanevsky. See “—Employment, Consulting and Management Agreements” below.

Stock Options and Other Compensation Securities

The following table sets forth information with respect to the options granted under the Stock Option Plan to NEOs and directors during the year ended December 31, 2020.

	Compensation Securities
Name and Principal Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant	Issue, conversion or exercice price ($)		Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security as at date of this Registration Statement ($)	Expiry date
Collin Kettell, Executive Chairman and Director(1)	Options	100,000 (0.71%) (underlying common shares: 100,000, 0.07%)	April 15, 2020		$1.00	N/A	$8.45	April 15, 2025
		1,395,000 (9.84%) (underlying common shares: 1,395,000, 0.94%)	May 23, 2020		$1.075	N/A	$8.45	May 23, 2025
		1,735,000 (12.23%) (underlying common shares: 1,735,000, 1.17%)	August 11, 2020		$1.40	$1.40	$8.45	August 11, 2025
		4,280,000 (30.18%) (underlying common shares: 4,280,000, 2.88%)	December 31, 2020		$4.10	$4.07	$8.45	December 31, 2025

Craig Roberts, Chief Executive Officer and Director(2)	Options	1,800,000 (12.69%) (underlying common shares: 1,800,000, 1.21%)	April 15, 2020		$1.00	N/A	$8.45	April 15, 2025
		125,000 (0.88%) (underlying common shares: 125,000, 0.08%)	May 23, 2020		$1.075	N/A	$8.45	May 23, 2025
		1,250,000 (8.81%) (underlying common shares: 1,250,000, 0.84%)	August 11, 2020		$1.40	$1.40	$8.45	August 11, 2025
		700,000 (4.94%) (underlying common shares: 700,000, 0.47%)	December 31, 2020		$4.10	$4.07	$8.45	December 31, 2025

Denis Laviolette, President and Director(3)	Options	100,000 (0.71%) (underlying common shares: 100,000, 0.07%)	April 15, 2020		$1.00	N/A	$8.45	April 15, 2025
		50,000 (0.35%) (underlying common shares: 50,000, 0.03%)	May 23, 2020		$1.075	N/A	$8.45	May 23, 2025
		1,000,000 (7.05%) (underlying common shares: 1,000,000, 0.67%)	August 11, 2020		$1.40	$1.40	$8.45	August 11, 2025
		50,000 (0.35%) (underlying common shares: 50,000, 0.03%)	December 31, 2020		$4.10	$4.07	$8.45	December 31, 2025

Michael Kanevsky, Chief Financial Officer	N/A	N/A	N/A	$	N/A	N/A	N/A	N/A

Greg Matheson, Chief Operating Officer(4)	Options	25,000 (0.18%) (underlying common shares: 25,000, 0.02%)	May 23, 2020		$1.075	N/A	$8.45	May 23, 2025
		125,000 (0.88%) (underlying common shares: 125,000, 0.08%)	August 11, 2020		$1.40	$1.40	$8.45	August 11, 2025
		50,000, 0.35% (underlying common shares: 50,000, 0.03%)	December 31, 2020		$4.10	$4.07	$8.45	December 31, 2025

John Anderson, Director(5)	Options	50,000 (0.35%) (underlying common shares: 50,000, 0.03%)	April 15, 2020		$1.00	N/A	$8.45	April 15, 2025
		25,000 (0.18%) (underlying common shares: 25,000, 0.02%)	May 23, 2020		$1.075	N/A	$8.45	May 23, 2025
		50,000, 0.35% (underlying common shares: 50,000, 0.03%)	August 11, 2020		$1.40	$1.40	$8.45	August 11, 2025
		50,000, 0.35% (underlying common shares: 50,000, 0.03%)	December 31, 2020		$4.10	$4.07	$8.45	December 31, 2025

Dr. Quinton Hennigh Director(6)	Options	200,000 (1.41%) (underlying common shares: 200,000, 0.13%)	August 11, 2020		$1.40	N/A	$8.45	August 11, 2025
		150,000 (1.06%) (underlying common shares: 150,000, 0.10%)	December 31, 2020		$4.10	N/A	$8.45	December 31, 2025

(1)	Total compensation securities, and underlying securities, held by Mr. Kettell as at December 31, 2020, is 4,280,000 stock options (4,280,000 underlying common shares) each exercisable at $4.10 until December 31, 2025.
(2)	Total compensation securities, and underlying securities, held by Mr. Roberts as at December 31, 2020, consists of:
(a)	1,100,000 stock options (1,100,000 underlying common shares) each exercisable at $1.00 until April 15, 2025;
(b)	125,000 stock options (125,000 underlying common shares) each exercisable at $1.075 until May 23, 2025;
(c)	1,250,000 stock options (1,250,000 underlying common shares) each exercisable at $1.40 until August 11, 2025; and
(d)	700,000 stock options (700,000 underlying common shares) each exercisable at $4.10 until December 31, 2025.
(3)	Total compensation securities, and underlying securities, held by Mr. Laviolette as at December 31, 2020, consists of:
(a)	1,550,000 stock options (1,550,000 underlying common shares) each exercisable at $0.50 until December 17, 2024;
(b)	100,000 stock options (100,000 underlying common shares) each exercisable at $1.00 until April 15, 2025;
(c)	50,000 stock options (50,000 underlying common shares) each exercisable at $1.075 until May 23, 2025;
(d)	1,000,000 stock options (1,000,000 underlying common shares) each exercisable at $1.40 until August 11, 2025; and
(e)	50,000 stock options (50,000 underlying common shares) each exercisable at $4.10 until December 31, 2025.
(4)	Total compensation securities, and underlying securities, held by Mr. Matheson as at December 31, 2020, consists of:
(a)	250,000 stock options (250,000 underlying common shares) each exercisable at $0.40 until September 30, 2023;
(b)	175,000 stock options (175,000 underlying common shares) each exercisable at $0.50 until December 17, 2024;
(c)	25,000 stock options (25,000 underlying common shares) each exercisable at $1.075 until May 23, 2025;
(d)	125,000 stock options (125,000 underlying common shares) each exercisable at $1.40 until August 11, 2025; and
(e)	50,000 stock options (50,000 underlying common shares) each exercisable at $4.10 until December 31, 2025.
(5)	Total compensation securities, and underlying securities, held by Mr. Anderson as at December 31, 2020, consists of:
(a)	450,000 stock options (450,000 underlying common shares) each exercisable at $0.50 until December 17, 2024;
(b)	50,000 stock options (50,000 underlying common shares) each exercisable at $1.00 until April 15, 2025;
(c)	25,000 stock options (25,000 underlying common shares) each exercisable at $1.075 until May 23, 2025;
(d)	50,000 stock options (50,000 underlying common shares) each exercisable at $1.40 until August 11, 2025; and
(e)	50,000 stock options (50,000 underlying common shares) each exercisable at $4.10 until December 31, 2025.
(6)	Total compensation securities, and underlying securities, held by Dr. Hennigh as at December 31, 2020, consists of:
(a)	300,000 stock options (450,000 underlying common shares) each exercisable at $0.50 until December 17, 2024;
(b)	200,000 stock options (200,000 underlying common shares) each exercisable at $1.40 until August 11, 2025; and
(c)	150,000 stock options (150,000 underlying common shares) each exercisable at $4.10 until December 31, 2025.

Exercise of Options and Compensation Securities by Directors and NEOs

The following table sets forth information with respect to the exercise of options granted under the Stock Option Plan by our NEOs and directors during the year ended December 31, 2020.

	Exercise of Compensation Securities by Directors and NEOs
Name and Principal Position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Issue, conversion or exercice price ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Collin Kettell, Executive Chairman and Director	Options	200,000	$0.50	$0.50	April 29, 2020	N/A	N/A	N/A
	Options	1,050,000	$0.50	$0.50	December 31, 2020	4.07	3.57	3,748,500
	Options	100,000	$1.00	$1.00	December 31, 2020	4.07	3.07	307,000
	Options	1,395,000	$1.075	$1.075	December 31, 2020	4.07	2.995	4,178,025
	Options	1,735,000	$1.40	$1.40	December 31, 2020	4.07	2.67	4,632,450

Craig Roberts, Chief Executive Officer and Director	Options	800,000	$0.50	$0.50	April 13, 2020	N/A	N/A	N/A
	Options	700,000	$1.00	$1.00	December 23, 2020	4.28	3.28	2,296,000

Denis Laviolette, President and Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Michael Kanevsky, Chief Financial Officer	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Greg Matheson, Chief Operating Officer	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

John Anderson, Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Quinton Hennigh, Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

External Management Companies

Other than as disclosed below under “Employment, Consulting and Management Agreements”, we have not entered into any agreement with any external management company that employs or retains one or more of the NEOs or Directors and, other than as disclosed below, we have not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to us, directly or indirectly, in respect of which any compensation was paid by us.

Employment, Consulting and Management Agreements

As of the date of this Registration Statement, other than as described below, we do not have any contract, agreement, plan or arrangement that provides for payments to the Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or Named Executive Officer's responsibilities.

For the purposes of this section “Change of Control” means change in control of the Company, which includes the acquisition by a person of 50% or more of the voting securities of the Company, the removal of 50% or more of the incumbent members of the Board, or a transaction the result of which is that the current voting shareholders of the Company own less than 50% of the voting shares of the resulting or successor corporation, or the sale of all or substantially all of the Company’s assets.

Argentum Management Services Agreement

Collin Kettell, our Executive Chairman and Director provides his management services to the Company through Argentum Capital Corp. (“Argentum”). We entered into a management services agreement with Argentum dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Argentum to the Company (the “Argentum Agreement”). Pursuant to the terms and conditions of the Argentum Agreement, Argentum provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by us or interests in mineral properties acquired by us and other mutually agreed services.

We pay Argentum a base fee rate of $25,000 per month (the “Argentum Base Fee”), subject to annual review by the Board. Argentum is also eligible for an incentive fee and the grant of Options pursuant to the Stock Option agreement as determined by the Board at its discretion.

Under the terms of the Argentum Agreement, at anytime within 60 days following a change in Change of Control, Argentum or the Company may elect to terminate the Argentum Agreement. Upon such termination, we are obliged to compensate Argentum (i) a termination fee equal to 24 months of the Argentum Base Fee, (ii) an amount equal to any incentive fee paid to Argentum within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Argentum under the Argentum Agreement. The estimated incremental payments to Argentum that would result from a Change of Control occurring as at December 31, 2020 would be $600,000.

Flotsam Management Services Agreement

Craig Roberts, our Chief Executive Officer, provides his management services to the Company through Flotsam Cove Holdings Ltd. (“Flotsam”). We have entered into a management services agreement with Flotsam dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Flotsam to the Company (the “Flotsam Agreement”). Pursuant to the terms and conditions of the Flotsam Agreement, Flotsam provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by us or interests in mineral properties acquired by us and other mutually agreed services.

We pay Flotsam a base fee rate of $25,000 per month (the “Flotsam Base Fee”), subject to annual review by the Board. Pursuant to the Flotsam Agreement, Flotsam received a bonus of $250,000 on March 30, 2020 and then paid $400,000 to exercise 800,000 Options at an exercise price of $0.50 to purchase 800,000 common shares. On April 15, 2020, we then granted Mr. Roberts an additional 800,000 Options at an exercise price of $1.00 per share. Flotsam is also eligible for an incentive fee at the Board’s discretion. Under the terms of the Flotsam Agreement, upon closing of the Novo Transaction, we granted Mr. Roberts 1,000,000 additional Options on April 15, 2020 pursuant to the Stock Option Plan. In addition, under the Flotsam Agreement, we agreed, as soon as at least 900,000 additional Options are available under the Stock Option Plan, to grant Mr. Roberts an additional 900,000 Options.

Under the terms of the Flotsam Agreement, at anytime within 60 days following a Change of Control of the Company, Flotsam or the Company may elect to terminate the Flotsam Agreement. Upon such termination, the Company is obliged to compensate Flotsam (i) a termination fee equal to 24 months of the Flotsam Base Fee, (ii) an amount equal to any incentive fee paid to Flotsam within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Flotsam under the Flotsam Agreement. The estimated incremental payments to Flotsam that would result from a Change of Control occurring as at December 31, 2020 would be $600,000.

Bruno Management Services Agreement

Denis Laviolette, our President and Director provides his management services to the Company through Bruno Management Services Corporation (“Bruno”). We entered into a management services agreement with Bruno dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Bruno to the Company (the “Bruno Agreement”). Pursuant to the terms and conditions of the Bruno Agreement, Bruno provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company, (v) guidance and advice in connection with the communications with our shareholders and responding to shareholder inquiries and other mutually agreed services.

We pay Bruno a base fee rate of $17,500 per month (the “Bruno Base Fee”), subject to annual review by the Board. Bruno is also eligible for an incentive fee and the grant of Options as determined by the Board at its discretion.

Under the terms of the Bruno Agreement, at any time within 60 days following a Change of Control, Bruno or the Company may elect to terminate the Bruno Agreement. Upon such termination, we are obliged to compensate Bruno (i) a termination fee equal to 24 months of the Bruno Base Fee, (ii) an amount equal to any incentive fee paid to Bruno within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Bruno under the Bruno Agreement. The estimated incremental payments to Bruno that would result from a Change of Control occurring as at December  31, 2020 would be $420,000.

BM Strategic Management Services Agreement

Michael Kanevsky, our Chief Financial Officer, provides his services to the Company through a third-party management services agreement with BM Strategic (the “BM Strategic Management Services Agreement”). Pursuant to the terms of the BM Strategic Management Services Agreement, BM Strategic provides all CFO and accounting services to the Company.

Pension Plan Benefits

We do not anticipate having any deferred compensation plan or pension plan that provide for payments or benefits at, following or in connection with retirement.

Director Compensation

Our non-executive directors receive a fee of $2,000 per month for their service as directors of the Company.

We contemplate that each independent director, will be entitled to participate in the Stock Option Plan and any other security-based compensation arrangement or plan adopted by us with the approval of the Board and/or our shareholders, as may be required by applicable law or TSXV policies.

C.            Board Practices

Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our Articles of Incorporation and applicable law to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. The start of each director’s term of service is set forth in Item 6.A above. No directors have service contracts providing for benefits upon termination of employment.

We have formed an Audit Committee (the “Audit Committee”) comprised of John Anderson (Chair), Dr. Quinton Hennigh and Craig Roberts, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Anderson and Dr.  Hennigh are considered “independent” and Mr. Roberts, as our Chief Executive officer, is not considered “independent”, pursuant to NI 52-110.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of our internal financial controls and financial reporting. Our external auditors report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with our external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of our external auditor, overseeing our internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and our external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on us and the effectiveness of our compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

Relevant Education and Experience

Each proposed member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by us to prepare our financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

John Anderson

Mr. Anderson has over 20 years of Capital market experience specializing in the resource sector and been involved in publicly traded companies and has served on the audit committee for public companies, including Triumph Gold Corp. Mr. Anderson is very familiar with managing junior listed companies, including financing and compliance with reporting requirements. Mr. Anderson has experience with various operational and reporting requirements, including the reporting of internal financial reporting requirements and economic projections. Based on his experience, Mr. Anderson has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Dr. Quinton Hennigh

Dr. Quinton Hennigh is an economic geologist with more than 25 years of exploration experience with major gold mining firms. Dr. Hennigh has various experience with budgeting, economic assessments, and financial reporting through roles at various publicly traded companies. Dr. Hennigh is familiar with managing junior mining companies, including financing and compliance with reporting requirements. Based on his experience, Dr. Hennigh has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member

Craig Roberts

Mr. Roberts is a mining engineer with over 35 years of operations, consulting and investment banking experiences and been involved in publicly traded companies and has served on the audit committee for public companies, including K2 Gold Corp. Mr. Roberts is very familiar with managing junior listed companies, including financing and compliance with reporting requirements. Based on his experience, Mr. Roberts has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

The Compensation, Corporate Governance and Nominating Committee currently consists of three independent members: George Brack, Stephen Lang, and John Mansanti. The Compensation, Corporate Governance and Nominating Committee is responsible for compensation matters (including but not limited to determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer (the “CEO”) and reviewing the CEO’s recommendations respecting compensation of our other senior officers) and corporate governance matters (including but not limited to overseeing processes and structures that define the division of power between, and establish mechanisms for, achieving accountability by our Board and senior management).

We have formed a Compensation Committee comprised of John Anderson (Chair), Collin Kettell and Craig Roberts. John Anderson is considered “independent” and Collin Kettell, as Executive Chairman, and Craig Roberts, as Chief Executive Officer, are not considered “independent”, pursuant to NI 52-110.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of our industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of our compensation policies and practices. See Item 6.A, “Directors and Senior Management” for a description of each Compensation Committee members experience and education.

The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and

•	reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review our compensation philosophy, policies, plans and guidelines and recommend any changes to the Board. See Item 6.B, “Executive Compensation” for a discussion of, among other things, the process by which the Compensation Committee in collaboration with the Board determines the compensation of our directors and officers.

We have formed a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) comprised of Craig Roberts (Chair), Collin Kettell and John Anderson. Mr. Anderson is considered “independent” and Craig Roberts, as Chief Executive Officer, and Collin Kettell, as Executive Chairman, are not considered “independent”, pursuant to NI 52-110. In consultation with the Board, the Nominating and Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Nominating and Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Nominating and Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company.

D.            Employees

As of the date hereof, we have no employees. We rely exclusively on consultants and contractors to carry on our business activities and, in particular, to supervise and carry-out mineral exploration on our Queensway Project and other mineral properties.

E.	Share Ownership

The following table sets forth the share ownership of the individuals in Item 6.A as at May 6, 2021:

Name	Number of Shares		Percent
Collin Kettell	5,155,000	(1)	3.39%
Craig Roberts	2,200,000	(2)	1.45%
Denis Laviolette	2,625,000	(3)	1.72%
Greg Matheson	Nil	(4)	0%
Michael Kanevsky	Nil		0%
John Anderson	Nil	(5)	0%
Dr. Quinton Hennigh	130,600	(6)	0.09%

(1)	Mr. Kettell also holds 4,541,000 options, entitling him to acquire an additional 4,541,000 common shares.

(2)	Mr. Roberts also holds 3,436,000 options, entitling him to acquire an additional 3,436,000 common shares.

(3)	Mr. Laviolette also holds 3,011,000 options, entitling him to acquire an additional 3,011,000 common shares.

(4)	Mr. Matheson also holds 735,000 options, entitling him to acquire an additional 735,000 common shares.

(5)	Mr. Anderson also holds 660,000 options, entitling him to acquire an additional 660,000 common shares.

(6)	Dr. Quinton Hennigh holds 585,000 options, entitling him to acquire an additional 585,000 common shares.

See Item 10.A, “Share Capital” for a description of our Stock Option Plan.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of our knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares.

Name	Number and type of securities	Type of Ownership	Percentage of Class (1)	Percentage of Class (fully diluted) (2)
Palisades Goldcorp Ltd. (3)	46,566,425 common shares	Beneficial and of record	30.60%	27.71%
Novo Resources Corp.	15,000,000 common shares	Beneficial and of record	9.86%	8.93%
Eric Sprott (4)(5)	29,306,200 common shares	Beneficial	19.26%	17.44%

(1)	Based on 152,184,129 outstanding common shares as of May 6, 2021.

(2)	Based on 168,035,889 outstanding common shares on a fully diluted basis, assuming the exercise of all outstanding warrants and options.

(3)	The principal securityholder of Palisades Goldcorp Ltd. is Collin Kettell.

(4)	The principal securityholders of Novo are Eric Sprott and Kirkland Lake Gold Inc.

(5)	Mr. Sprott directly holds 1,900,000 of his securities in the Company and 27,406,200 of his securities through The Sprott Foundation and 2176423 Ontario Inc., a wholly-owned corporation.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. To the best of our knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

As of January 22, 2021, approximately 12.60% of our common shares were beneficially owned by holders in the United States. As of December 31, 2020, there were 9 record holders of our common shares in the United States.

B.	Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of our related party transactions with corporations having similar directors and officers is as follows:

	Year ended December 31,
	2020 $	2019 $	2018 $	2017 $
Amounts paid to Goldspot Discoveries Inc. (i) for exploration and evaluation	(147,690)	(163,500)	(305,000)	-
Reimbursements of amounts owed from Goldspot Discoveries Inc.	-	-	-	50,470
Amounts paid on behalf of Radio Fuels Corp. (ii)	-	-	(258,460)	-
Reimbursements of amounts owed from Radio Fuels Corp.	-	-	258,460	-
Amounts paid on behalf of Casino Gold Corp. (iii)	-	-	(331,039)	-
Reimbursements of amounts owed from Casino Gold Corp.	-	-	331,039	-
Advances repaid to Palisades Global Investments Ltd. (iv)	-	-	-	(100,000)
Issuance of common shares to Palisades Global Investments Ltd. in a private placement	-	-	-	(100,000)
Advances repaid to ThreeD Capital Inc. (v)	-	-	-	(100,642)
Issuance of common shares to Goldspot Discoveries Inc. in a private placement	-	(750,000)	-	-
Options exercised by members of key management	5,753,625	375,000	-	-
Other consulting fees (vi)	-	-	-	(112,753)
Brownstone Ventures (US) Inc. asset purchase and sale agreement (vii)	-	-	-	(63,498)
Amounts paid to Mexican Gold Mining Corp. for legal fees (viii)	(127,234)	-	-	-

(i)	Goldspot Discoveries Inc. is a related entity having common officers and directors to the Company.

(ii)	Radio Fuels Corp. is a related entity having common officers and directors to the Company.

(iii)	Casino Gold Corp. is a related entity having common officers and directors to the Company.

(iv)	Palisades Global Investments Ltd. is a related entity having common officers and directors to the Company.

(v)	ThreeD Capital Inc. was a related entity having common officers to the Company.

(vi)	Consulting fees paid to corporations having common officers and/or directors to the Company and/or who have similar significant shareholders (+10% ownership).

(vii)	Brownstone Ventures (US) Inc. was a former wholly owned subsidiary of the Company, which entered into an asset purchase and sale agreement with a former director of the Company.

(viii)	Mexican Gold Mining Corp. is a related entity having common officers and directors to the Company.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. We have determined that key management personnel consist of executive and non-executive members of our Board of Directors and corporate officers.

2020

During the year ended December 31, 2020, key management personnel compensation totaled $23,887,832 (2019 - $2,392,822) comprised of salaries, consulting, and bonuses of $1,452,053 (2019 - $786,899) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive Chairman, $20,000 (2019 - $Nil) paid to directors, and share-based compensation of $22,415,779 (2019 - $1,605,923) relating to 13,310,000 (2019 – 4,225,000) stock options granted to our directors and officers. As at December 31, 2020, $Nil is included in accounts payable and accrued liabilities for amounts owed to key management personnel (2019 - $21,667 owed to the Chief Operating Officer).

2019

During the year ended December 31, 2019, key management personnel compensation totaled $2,392,822 (2018 - $297,401; 2017 - $319,120) comprised of salaries and consulting of $786,899 (2018 - $210,000; 2017 - $73,000) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by our Chief Executive Officer and Executive Chairman and share-based compensation of $1,605,923 (2018 - $87,401; 2017 - $246,120) relating to 4,225,000 (2018 - 250,000; 2017 – 2,930,000) stock options granted to our directors and officers.

As at December 31, 2019, $21,667 is included in accounts payable and accrued liabilities for amounts owed to the Chief Operating Officer (2018 - $349,450 owed to Goldspot Discoveries Inc.; 2017 – Nil).

There are no ongoing contractual commitments resulting from these transactions with related parties.

C.	Interests of experts and counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Litigation

There is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, or that involve any third party (including any governmental proceedings) which may have, or have had in the recent past, significant adverse effects on our financial position, as described in this document.

B.	Significant Changes

There have been no significant changes in our financial condition since the most recent financial statements for the year ended December 31, 2020.

ITEM 9: THE OFFER AND LISTING

A.	Offer and Listing Details

The principal trading market for our common shares is the TSXV. Our common shares are listed on the TSXV under the trading symbol “NFG”. We are filing this Registration Statement in anticipation of the listing of our common shares on the NYSE American.

As of the date of this Registration Statement, our authorized capital consisted of an unlimited number of common shares without par value. Our issued and outstanding common shares are fully paid.

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc. We intend to appoint Computershare NA as our transfer agent in the United States.

For additional details regarding our common shares, see Item 10.A, “Share Capital”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are publicly traded on the TSXV under the symbol “NFG”. We are filing this Registration Statement in anticipation of the listing of our common shares on the NYSE American.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2020 there were 148,684,523 common shares outstanding. As at May 6, 2021 there were 152,184,129 common shares issued and outstanding.

Common Shares

All of our common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by us. The holders of our common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of our assets among its shareholders for the purpose of winding-up our affairs, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by us of all of our liabilities. The holders of common shares are entitled to receive dividends as and when declared by the Board in respect of our common shares on a pro rata basis. Our common shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to our common shares under our Articles of Incorporation must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

Options

As at December 31, 2020 there were 14,182,500 options outstanding. As at May 6, 2021 there were 15,210,250 options outstanding. The following table sets forth the aggregate number of options which are outstanding as at May 6, 2021.

Holder of Options	Common Shares Under Options Granted	Exercise Price (C$ per Common Share)	Grant Date	Vesting Conditions	Expiry Date
Executive and other officers of NFG, as a group (1)	250,000	$0.40	October 1, 2018	Fully vested	September 30, 2023
	1,725,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
	1,200,000	$1.00	April 15, 2020	Fully vested	April 15, 2025
	200,000	$1.075	May 23, 2020	Fully vested	May 23, 2025
	2,375,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	5,105,000	$4.10	December 31, 2020	Fully vested	December 31, 2025
	893,000	$6.79	April 29, 2021	Fully vested	April 29, 2026
Total	11,748,000
Directors (who are not also executive officers) of NFG, as a group (2)	650,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
	50,000	$1.00	April 15, 2020	Fully vested	April 15, 2025
	25,000	$1.075	May 23, 2020	Fully vested	May 23, 2025
	250,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	200,000	$4.10	December 31, 2020	Fully vested	December 31, 2025
	70,000	$6.79	April 29, 2021	Fully vested	April 29, 2026
Total	1,245,000
Consultants of NFG, as a group	85,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
	250,000	$1.00	April 15, 2020	Fully vested	April 15, 2025
	340,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	90,000	$2.07	September 3, 2020	Fully vested	September 3, 2025
	25,000	$2.15	October 1, 2020	Fully vested	October 1, 2025
	931,250	$4.10	December 31, 2020	Fully vested	December 31, 2025
	136,000	$6.79	April 29, 2021	Fully vested	April 29, 2026
	52,500	$6.79	April 29, 2021	10% vest immediately 15% every 6 months thereafter	April 29, 2026
Total	1,909,750
Any other person or company, other than the Agent	90,000	$2.07	September 3, 2020	Fully vested	September 3, 2025
	217,500	$6.79	April 29, 2021	10% vest immediately 15% every 6 months thereafter	April 29, 2026
Total	307,500
TOTAL OPTIONS	15,210,250

(1)	Total of four persons, being the Executive Chairman, Chief Executive Officer, President and Chief Operating Officer. As of the date of this Registration Statement the Chief Financial Officer does not hold any Options.

(2)	Total of two persons, being John Anderson and Dr. Quinton Hennigh.

Stock Option Plan

On June 17, 2020, our shareholders approved the Stock Option Plan. The purpose of the Stock Option Plan is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, to reward those individuals from time to time for their contributions toward the long terms goals of the Company and to enable and encourage those individuals to acquire common shares as long term investments. We are required to obtain shareholder approval of the Stock Option Plan on a yearly basis in accordance with the policies of the TSXV. The general terms and conditions of the Stock Option Plan are reflected in the disclosure below.

Key Terms	Summary
Administration	The Stock Option Plan will be administered by the Board, or such director or other senior officer or employee of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Stock Option Plan.

Number of Shares	The maximum number of common shares issuable under the Stock Option Plan shall not exceed 10% of the number of common shares issued and outstanding as of each the date on which the Board grants the option (the “Award Date”). The number of common shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of options shall not reduce the number of common shares issuable under the Stock Option Plan and shall again be available for issuance thereunder.

Securities	Each option entitles the holder thereof (an “Option Holder”) to purchase one common share at an exercise price determined by the Board.

Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.

Exercise Price	The exercise price of an option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the policies of the TSXV) (or, if the common shares are not listed for trading on the TSXV, then the permittable discounted market price on such exchange or quotation system on which the common shares are then listed or quoted for trading) or such other price as may be required or permitted by the TSXV from time to time.

Exercise Period	The exercise period of an option will be the period from and including the Award Date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Award Date of the Option, provided that such date does not fall within a Blackout Period (as defined in the Stock Option Plan).

Cessation of Employment

Subject to certain limitations, in the event that an Option Holder ceases employment with the Company, other than by reason of death, the Expiry Date of the option will be 90 days after the date which the Option Holder ceases employment (the “Termination Date”), unless the Option Holder is terminated for cause, in which case the Expiry Date will be the Termination Date.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be 12 months from the date of death of the Option Holder.

Subject to certain limitations, any unvested option which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, will be exercisable by the Option Holder until the Expiry Date. Any unvested Option held by an Option Holder who ceases employment as a result of termination for cause, will not vest and will terminate as of the Termination Date.

In the event that the Option Holder holds his or her Option as an employee or consultant retained by the Company to provide Investor Relations Activities (as defined in the TSXV’s Corporate Finance Manual), and ceases to be an employee or consultant of the Company other than by reason of death, the Expiry Date will be the date such Option Holder ceases to be an employee or consultant of the Company.

Key Terms	Summary
Acceleration Events

If the Company seeks shareholder approval for a transaction which would constitute an Acceleration Event (as defined in the Stock Option Plan) or third party makes a bona fide formal offer to the Company or its shareholders which would constitute an Acceleration Event, the Board may (i) permit the Option Holders to exercise their options, as to all or any of such options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Stock Option Plan or the terms of any option, if at any time when options remains unexercised and the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested options will automatically vest.

Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the TSXV, if applicable.

Limitations

The maximum number of common shares which may be issuable, at any time, to Insiders (as defined in the Stock Option Plan) under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of common shares issued and outstanding. The maximum number of common shares which may be issued, within any one-year period, to Insiders under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of common shares issued and outstanding. The total number of options awarded to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding common shares of the Company at the Award Date unless the Company has obtained disinterested shareholder approval as required by the TSXV.

The total number of options awarded to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding common shares of the Company at the Award Date unless consent is obtained from the TSXV.

The total number of options awarded to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding common shares of the company, in any twelve-month period, calculated at the Award Date unless consent is obtained from the TSXV. Options granted to persons retained to provide Investor Relations Activities will vest in stages over not less than twelve months with no more than one quarter of the options vesting in any three-month period.

Key Terms	Summary
Amendments

Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Stock Option Plan and the terms and conditions of any option previously awarded or thereafter to be awarded for the purpose of complying with any changes in any relevant law, TSXV policy, rule or regulation applicable to the Stock Option Plan, any option or the common shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided that any such amendment will not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

The Board may only amend the provisions of the Stock Option Plan relating to the following if the Board obtains the approval of the shareholders of the Company: (i) persons eligible to be granted options under the Stock Option Plan; (ii) the maximum number or percentage of common shares reserved for issuance upon exercise of options available under the Stock Option Plan; (iii) the limitations on grants of options to any one person, Insiders, consultants, or persons involved in Investor Relations Activities; (iv) the method for determining the exercise price for Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options; or (vii) amendments to the amendment provisions of the Stock Option Plan.

Disinterested shareholders of the Company must approve any amendment to options held by an Insider at the time of the amendment that would have the effect of decreasing the exercise price of such Options.

Termination	The Board may terminate the Stock Option Plan any time provided that such termination shall not alter the terms or conditions of any option or impair any right of any Option Holder pursuant to any option awarded prior to the date of such termination and notwithstanding such termination, the Company, such options and such Option Holders shall continue to be governed by the provisions of the Stock Option Plan.

Warrants

As at December 31, 2020, there were 933,340 common share purchase warrants outstanding. As at May 6, 2021, there were 641,510 common share purchase warrants outstanding, comprised of: (i) 4,107 Finder Warrants entitling the holder thereof to acquire one common share at price of $1.30 per common share until June 10, 2022; (ii) 18,345 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.50 per common share until June 4, 2022; (iii) 32,752 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.50 per common share until May 13, 2022; (iv) 34,399 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.30 per common share, until May 12, 2022; (v) 476,307 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.30 per common share until August 11, 2021; and (vi) 75,600 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.30 per common share until August 13, 2021.

The following table sets forth the aggregate number of warrants, which are outstanding as at May 6, 2021:

Holder of Warrants	Number of Warrants Held		Exercise Price (C$ per Common Share)	Issue Date	Market Value of Common Shares Under Warrants(1)	Expiry Date
Executive and other officers of NFG, as a group	Nil.		N/A	N/A	N/A	N/A
Directors (who are not also executive officers) of NFG, as a group	Nil.		N/A	N/A	N/A	N/A
Consultants of NFG, as a group	Nil.		N/A	N/A	N/A	N/A
Any other person or company, other than the Agents	4,107	(2)	$1.30	June 10, 2020	N/A	June 10, 2022
	18,345	(3)	$1.50	June 4, 2020	N/A	June 4, 2022
	32,752	(4)	$1.50	May 13, 2020	N/A	May 13, 2022
	34,399	(5)	$1.30	May 12, 2020	N/A	May 12, 2022
	476,307	(6)	$1.30	August 11, 2020	N/A	August 11, 2021
	75,600	(7)	$1.30	August 13, 2020	N/A	August 13,2021
TOTAL	641,510

(1)	Market value of the common shares under option is not reasonably ascertainable on the grant date or another date given that the common shares are not and have never been publicly traded or listed.

(2)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.

(3)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.

(4)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.

(5)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.

(6)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.

(7)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.

Please see Item 4.A, “Financings and Issuances of Our Securities” for a description of the history of share capital for the last three years.

B.	Memorandum and Articles of Association

Incorporation

We were incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, our name was changed to New Found Gold Corp. On June 23, 2020, we continued into British Columbia under the provisions of the BCBCA and received the incorporation number C1254461. Our head office is located at Suite 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6. A copy of our Notice of Articles may be obtained from the Registrar of Companies of British Columbia.

Objects and Purposes of the Company

Our Notice of Articles and Articles of Incorporation place no restrictions upon our objects and purposes.

Directors' Powers

Our Articles of Incorporation do not contain any special provision with respect to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested. Such power of directors will be exercised by our directors in accordance with Sections 147 to 153 of the BCBCA, which provides in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the BCBCA. The BCBCA also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

Section 13.5 of our Articles of Incorporation provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for reasonable expenses that he or she may incur in and about the business of the Company.

No independent quorum is required when the board is making decisions on directors' remuneration.

Section 8.1 of our Articles of Incorporation provides that our directors may from time to time on behalf of the Company:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

Qualifications of Directors

Section 13.4 of our Articles of Incorporation provides that a director is not required to hold a share in the capital of our Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

There is no provision in our Notice of Articles or Articles of Incorporation imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value. All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of common shares are entitled to receive dividends as and when declared by the Board in respect of the common shares on a pro rata basis. The common shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Procedures to Change the Rights of Shareholders

Our Articles of Incorporation do not contain any special provision with respect to actions necessary to change the rights of our shareholders. The rights of our shareholders may be changed by altering our Notice of Articles and Articles of Incorporation in accordance with procedures set out in Sections 256 to 265 of the BCBCA.

Any alteration of the rights, privileges, restrictions and conditions attaching to the common shares under the Company’s Articles must be approved by at least two-thirds of the common shares voted at a meeting of the Company’s shareholders

Meetings

Section 10.1 of our Articles of Incorporation provides that, unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the BCBCA, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting. The percentage vote required to pass an ordinary resolution at a shareholder meeting is a simple majority, which is any amount greater than 50%.

According to Section 10.4 of our Articles of Incorporation, notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company's records office or such other reasonably accessible location in British Columbia. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

According to Section 11.3 of our Articles of Incorporation the number of shareholders that must be present at a meeting to constitute a quorum is one person who, in the aggregate, holds, or who represents by proxy, shareholders who, in the aggregate, hold, at least 5% of the issued shares entitled to be voted at the meeting.

According to Section 11.4 of our Articles of Incorporation, if there is only one shareholder entitled to vote at a meeting of shareholders, then the quorum is one person.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the BCBCA, our Notice of Articles or Articles of Incorporation.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act (Canada) (the “Investment Canada Act”), there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of the assets of our company was $5 million or more. An investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year.

A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or our bylaws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The BCBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company.

Ownership Threshold

There are no provisions in our articles or our bylaws or in the BCBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares.

United States federal securities laws require us to disclose, in our Annual Report on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the BCBCA.

C.            Material Contracts

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which we or any of our subsidiaries are a party entered into in the two years preceding the date of this Registration Statement:

1) the Agency Agreement between NFG, Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc. (together the “Agents”), dated July 31, 2020 (the “Agency Agreement”); and

2) the Stock Option Plan.

The Agency Agreement

We entered into the Agency Agreement on July 31, 2020 in connection with our initial public offering in Canada and listing on the TSXV. On August 11, 2020, we completed our initial public offering of an aggregate of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, the Agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. We paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into common shares at $1.30 for 12 months from the date of issue in connection with the initial public offering.

The Stock Option Plan

See Item 10.A, “Share Capital” for a summary of the key terms of the Stock Option Plan.

D.            Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of our outstanding common shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote our common shares.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a "Canadian" as defined in the Investment Canada Act (a “non- Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares. Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E.            Taxation

Certain United States Federal Income Tax Consequences for U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the common shares that are applicable to U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), as well as judicial and administrative interpretations thereof, in each case as in effect as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This summary applies only to U.S. Holders (as defined below) that hold the common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	dealers or traders in securities or currencies that use a mark-to-market method of accounting;

•	tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;

•	persons holding the common shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	U.S. expatriates;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	any entity or arrangement classified as partnership for U.S. federal income tax purposes or investors therein;

•	persons who own or are deemed to own, directly or constructively, 10% or more of Company’s stock (by vote or value); or

•	persons holding the common shares in connection with a trade or business conducted outside the United States.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

As used herein, “U.S. Holder” means a beneficial owner of the common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States or any political subdivision thereof, including any state of the United States or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the common shares generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the common shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the common shares.

Ownership and Disposition of the Common Shares if the Company is a PFIC

Because we did not have active business income for the taxable year ending December 31, 2020 we expect that the Company may be a PFIC for that year and based on the nature of our expected income, may be a PFIC for the foreseeable future. Additionally, for the same reason, the Company may have been a PFIC for the taxable year ending December 31, 2019. Although treatment of the Company as a PFIC potentially can implicate certain adverse U.S. federal income tax rules, which are described below under "—Default PFIC Rules," a U.S. Holder can generally mitigate the adverse U.S. federal income tax consequences of holding stock in a PFIC by making a QEF Election or a mark-to-market election (a "Mark-to-Market Election"). As discussed below, as a result of a QEF Election, the U.S. Holder will not be subject to most of the adverse rules and instead will be taxed currently on its proportionate share of the ordinary income and net capital gains of the Company in any year in which the Company is a PFIC. As a result of a Mark-to-Market Election, the U.S. Holder will similarly not be subject to most of the adverse rules and instead will be treated for U.S. federal income tax purposes as if such U.S. Holder sold its common shares at the end of each year, with any gain being taxed as ordinary income and any loss being allowed as deduction to the extent of any previous gain recognized pursuant to the Mark-to-Market Election for which no such deduction has previously been taken.

The Company generally will be a PFIC if, for a taxable year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold. "Passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities.

If the Company is a PFIC for any tax year during which a U.S. Holder owns the common shares, and the U.S. Holder does not make a QEF Election, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of the common shares will be as described below under "—Default PFIC Rules" unless the U.S. Holder makes a Mark-to-Market Election with respect to the common shares as discussed below under "—Mark-to-Market Election." A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first taxable year in which its holding period of its common shares begins generally will not be subject to the unfavorable U.S. federal income tax rules of Section 1291 of the Code discussed below under "—Default PFIC Rules" with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) the "earnings and profits" of the Company for the taxable year over (b) its net capital gain for the taxable year. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election ("previously taxed income") and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a timely and effective QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed below) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

If the Company determines that it is a PFIC, upon request of a U.S. Holder, the Company intends to provide U.S. Holders with information necessary to make a QEF Election with respect to the Company.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company cannot provide the required information with regard to the Company, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed below that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

Alternatively, a U.S. Holder may make a Mark-to-Market Election with respect to the common shares. A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be "marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promotes active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The TSXV, on which the common shares are currently traded, should be a qualified exchange for this purpose. Provided that the common shares are "regularly traded" as described above, the common shares are expected to be marketable stock.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code (discussed below) with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code (discussed below) will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of the common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (such ordinary loss not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder is urged to consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Default PFIC Rules

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of the common shares and (b) any excess distribution received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares before the taxable year, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the common shares, and any "excess distribution" received on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of the disposition or excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds the common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last taxable year of the Company for which the Company was a PFIC.

Other PFIC Rules

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election or a Mark-to-Market Election. For example, a U.S. Holder that uses the common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder is urged to consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC. In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of the common shares.

Ownership and Disposition of the Common Shares if the Company is Not a PFIC

The discussion below would apply to a U.S. Holder if the Company is not a PFIC, or if the Company ceases to be a PFIC (and the U.S. Holder is not a Non-Electing U.S. Holder that would continue to be treated as holding stock of a PFIC as described under "—Default PFIC Rules").

Distributions on the Common Shares

Subject to the discussion under the heading “Ownership and Disposition of the Common Shares if the Company is a PFIC,” A U.S. Holder that receives a distribution with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the common shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such common shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such common shares. See “Sale, Exchange or Other Taxable Disposition of the Common Shares” below. The Company, however, does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to common shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the common shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder are urged to consult its own tax advisor regarding the application of such rules.

So long as the Company is eligible for benefits under the Treaty (as defined under “Certain Canadian Federal Income Tax Consequences for United States Holders” in this Registration Statement), dividends a U.S. Holder receives from the Company will be "qualified dividend income" if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder will be subject to a maximum U.S. federal income tax rate of 20%. However, if the Company is a PFIC in the year of the dividend or was a PFIC in the immediately preceding year, distributions on the common shares will not constitute "qualified dividend income" eligible for the preferential tax rates described above.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions made on the common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Common Shares

Subject to the discussion under the heading “Ownership and Disposition of the Common Shares if the Company is a PFIC,” a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the common shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the common shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the common shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the common shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

If a non-corporate U.S. Holder's income exceeds certain thresholds, such U.S. Holder generally will be subject to an additional 3.8% tax on net investment income, including dividends on, and capital gains from the sale or other taxable disposition of, the common shares, subject to certain limitations and exceptions. Under applicable Treasury Regulations, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Both QEF income inclusions and distributions of previously taxed income to U.S. Holders that have made a QEF Election generally are not taxed as dividends. Treasury Regulations provide, solely for purposes of the additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of the common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate his or her basis in the common shares excluding QEF basis adjustments. Alternatively, a U.S. Holder that has made a QEF Election may make an additional election with respect to the Company. Under this election, a U.S. Holder would pay the additional 3.8% tax on QEF income inclusions with respect to the Company and on gains calculated after giving effect to related tax basis adjustments with respect to the Company. This election must be made on the U.S. Holder's tax return for the first taxable year beginning after December 31, 2013 during which such U.S. Holder has a QEF income inclusion with respect to the Company and is subject to the tax on net investment income.

U.S. Holders are urged to consult their own tax advisors regarding the calculation of net investment income and the impact of any elections available under Treasury Regulations.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, the common shares. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the common shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisors regarding the information reporting and backup withholding rules.

Certain Canadian Federal Income Tax Consequences for United States Holders

The following summarizes, as of the date hereof, certain Canadian federal income tax considerations generally applicable under the Tax Act and the regulations thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980), as amended, (the “Treaty”) to the holding and disposition of the common shares.

Comment is restricted to beneficial owners of the common shares, whom, at all relevant times and for purposes of the Canadian Tax Act and the Treaty: (i) have not been and will not be deemed to be resident in Canada; (ii) are resident solely in the United States and are entitled to benefits of the Treaty; (iii) do not use or hold, and are not deemed to use or hold, the common shares, as the case may be, in, or in the course of, carrying on a business in Canada; (iv) deal at arm’s length with and are not affiliated with the Company; (v) hold the common shares as capital property; and (vi) are not an “authorized foreign bank” (as defined in the Canadian Tax Act) or an insurer that carries on business in Canada and elsewhere (each such holder, a “US Resident Holder”). Generally, a US Resident Holder’s common shares will be considered to be capital property of the holder provided that the US Resident Holder is not a trader or dealer in securities, does not acquire, hold or dispose of (or is not deemed to have acquired, held or disposed of) the common shares in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold or use (or is not deemed to hold or use) the common shares in the course of carrying on a business of trading or dealing in securities.

Certain U.S. resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to benefits under the Treaty. US Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Treaty based on their particular circumstances.

This summary is based upon the current provisions of the Canadian Tax Act and the Treaty in effect as of the date hereof, and the Company’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary does not anticipate or take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, except only the specific proposals to amend the Canadian Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed. This summary does not take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those set out herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended and should not be construed as legal or tax advice to any particular US Resident Holder. No representations with respect to the income tax consequences to any holder of the common shares are made herein. Accordingly, holders of the common shares are urged to consult their own tax advisors with respect to their own particular circumstances. This summary is qualified accordingly.

Currency

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of common shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Dividends

Under the Canadian Tax Act, dividends paid or credited or deemed to be paid or credited to a US Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. Under the Treaty, the rate of withholding tax on dividends paid or credited to a US Resident Holder is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a US Resident Holder that is a company beneficially owning at least 10% of the Company’s voting shares). US Resident Holders should consult their own tax advisors.

Disposition of Common Shares

A US Resident Holder generally will not be subject to tax under the Canadian Tax Act in respect of a capital gain realized by such US Resident Holder on the disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless the common share constitutes “taxable Canadian property” to the US Resident Holder thereof for purposes of the Canadian Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Common shares generally will not be “taxable Canadian property” to a US Resident Holder provided that, at the time of the disposition or deemed disposition, the common shares are listed on a “designated stock exchange” for purposes of the Canadian Tax Act (which currently includes the TSXV and the NYSE American), unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) (i) the US Resident Holder, (ii) persons with whom the US Resident Holder did not deal at arm’s length, (iii) a partnership in which the US Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of the persons and partnerships described in (i) through (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the common shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Canadian Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, the common shares may be deemed to be “taxable Canadian property”.

Even if a common share is taxable Canadian property to a US Resident Holder, any capital gain realized upon the disposition or deemed disposition of such common share may not be subject to tax under the Canadian Tax Act if the common shares are “treaty-protected property” (as defined in the Canadian Tax Act).

A US Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

F.            Dividends and Paying Agents

We have not, since the date of our incorporation, declared or paid any dividends or other distributions on our common shares, and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, our working capital requirements and the working capital requirements of our subsidiaries and such other factors as its directors consider appropriate. There can be no assurance that we will pay dividends under any circumstances. See Item 3.D, “Risk Factors – Risks Related to the Company – Dividends”.

G.            Statements by Experts

The technical content disclosed in this Registration Statement was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer of the Company and a Qualified Person.

The financial statements of the Company for the years ended December 31, 2020, 2019, 2018 and 2017 have been audited by Crowe MacKay LLP, independent registered public accounting firm, as stated in their report appearing herein.

H.            Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. Reports filed with, and other information furnished to, the SEC are available from the SEC's Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov. We also file our annual reports and other information with the securities regulatory authorities of Canada via SEDAR at www.sedar.com.

I.            Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect our net earnings or the value of financial instruments. Our objective is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

A.            Commodity Price Risks

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Our property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect our value and the potential value of our property and investments.

B.            Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, and the Australian dollar and the Canadian dollar at December 31, 2020 would not have a material impact on the Company’s net earnings and other comprehensive income.

C.            Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As we deposit our short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, we are not exposed to interest rate risk.

D.            Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at December 31, 2020 would change the Company’s net income (loss) by $2,109,000 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since during the years ended December 31, 2020 and 2019.

Please also see the information set forth under “Note 15. Financial Instruments” on pages F-27 to F-29 of our financial statements and related notes included in Item 18.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Not applicable.

ITEM 16: [RESERVED]

A.            AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

B.            CODE OF ETHICS

Not applicable.

C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.            CORPORATE GOVERNANCE

Not applicable.

H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18: FINANCIAL STATEMENTS

See pages F-1 through F-59 of this Registration Statement.

ITEM 19: EXHIBITS

Exhibit Number	Description of Exhibit
1.1†	Articles of Incorporation of Palisade Resources Corp. dated January 16, 2016.
1.2†	Articles of Amendment dated February 1, 2017.
1.3†	Articles of Amendment dated June 20, 2017.
1.4†	Certificate of Continuation dated June 23, 2020.
1.5†	Notice of Articles dated June 23, 2020.
1.6†	Articles of the Company dated June 23, 2020.
4.1†	Amended and restated stock option plan of the Company dated June 17, 2020.
4.2†	Agency Agreement dated July 31, 2020 among the Company., BMO Nesbitt Burns Inc. and Desjardins Securities Inc.
4.3†	Management Services Agreement dated March 1, 2020, among the Company and Argentum Capital Corp.

4.4†	Management Services Agreement dated March 1, 2020, among the Company and Flotsam Cove Holdings Ltd.

4.5†	Management Services Agreement dated March 1, 2020, among the Company and Bruno Management Services Corporation.

4.6	Consent of Crowe MacKay LLP.
4.7†	Consent of Greg Matheson.

† Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Registration Statement on its behalf.

Dated: May 7, 2021

NEW FOUND GOLD CORP.

By:	/s/ Michael Kanevsky
	Name:	Michael Kanevsky
	Title:	Chief Financial Officer

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

(Expressed in Canadian Dollars)

Crowe MacKay LLP 1100 – 1177 West Hastings Street. Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Found Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of New Found Gold Corp. (the “Company”) as of December 31, 2020 and 2019, the related statements of loss and comprehensive loss and cash flows and equity for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

April 29, 2021

We have served as the Company’s auditor since 2020.

New Found Gold Corp.

Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2020 $	December 31, 2019 $
ASSETS
Current assets
Cash		47,731,125	7,336,638
Investments, at fair value	5	21,089,997	114,937
Amounts receivable		2,837	46,085
Prepaid expenses and deposits	6	1,258,203	436,436
Sales taxes recoverable		1,024,369	291,075
Right-of-use assets		54,034	-
Total current assets		71,160,565	8,225,171

Non-current assets
Exploration and evaluation assets	3	999,234	1,100,716
Property and equipment	4	1,377,129	29,149
Total non-current assets		2,376,363	1,129,865

Total Assets		73,536,928	9,355,036

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	396,451	392,849
Flow-through share premium	7	185,431	-
Lease liabilities		53,201	-
Total current liabilities		635,083	392,849

EQUITY
Share capital	8	87,668,764	10,735,862
Reserves	8	24,208,662	4,667,467
Deficit		(38,975,581)	(6,441,142)
Total equity		72,901,845	8,962,187

Total Equity and Liabilities		73,536,928	9,355,036

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 14)

SUBSEQUENT EVENTS (Note 17)

These financial statements are authorized for issue by the Board of Directors on April 29, 2021. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director

“John Anderson”	, Director

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2020 $	2019 $
Expenses
Corporate development and investor relations		758,421	-
Depreciation		129,957	12,492
Exploration and evaluation expenditures	3,9	8,107,439	657,539
Office and sundry		105,067	31,859
Professional fees	9	677,243	74,648
Salaries and consulting	9	1,948,113	987,399
Share-based compensation	8,9	26,457,335	2,130,528
Transfer agent and regulatory fees		91,487	390
Travel		72,226	30,554
Loss from operating activities		(38,347,288)	(3,925,409)
Settlement of flow-through share premium	7	1,772,188	-
Foreign exchange (loss)		(12,214)	(909)
Gain on sale of exploration and evaluation assets	3	4,384,953	-
Impairment of exploration and evaluation assets	3	(166,662)	(91,335)
Interest expense		(3,544)	-
Interest income		61,882	-
Net realized (losses) on disposal of investments	5	-	(120,734)
Net change in unrealized (losses) gains on investments	5	(223,754)	118,355
Loss and comprehensive loss for the year		(32,534,439)	(4,020,032)
Loss per share – basic and diluted ($)	10	(0.29)	(0.07)
Weighted average number of common shares outstanding – basic and diluted		112,657,850	60,041,181

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31,
	2020 $	2019 $
Cash flows from operating activities
Loss for the year	(32,534,439)	(4,020,032)
Adjustments for:
Depreciation	129,957	12,492
(Gain) on sale of exploration and evaluation assets	(4,384,953)	-
Impairment of exploration and evaluation assets	166,662	91,335
Interest expense	3,544	-
Settlement of flow-through share premium	(1,772,188)	-
Share-based compensation	26,457,335	2,130,528
Net realized losses on disposal of investments	-	120,734
Net change in unrealized losses (gains) on investments	223,754	(118,355)
	(11,710,328)	(1,783,298)
Change in non-cash working capital items:
Decrease in amounts receivable	43,248	118,765
(Increase) in prepaid expenses and deposits	(821,767)	(367,806)
(Increase) in sales taxes recoverable	(733,294)	(181,661)
Increase (decrease) in accounts payable and accrued liabilities	3,602	(435,457)
Net cash used in operating activities	(13,218,539)	(2,649,457)

Cash flows from investing activities
Purchases of exploration and evaluation assets	(100,000)	(307,370)
Expenditures on claims staking	(42,930)	-
Proceeds on disposal of investments	-	280,786
Purchases of property, plant and equipment	(1,446,440)	-
Net cash used in investing activities	(1,589,370)	(26,584)

Cash flows from financing activities
Issuance of common shares in initial public offering	31,395,000	-
Issuance of common shares in private placements	7,118,196	9,250,000
Share issue costs	(3,032,606)	-
Stock options exercised	7,036,624	439,500
Warrants exercised	12,721,057	-
Lease payments	(32,331)	-
Interest expense on lease liabilities	(3,544)	-
Net cash generated from financing activities	55,202,396	9,689,500

Net increase in cash	40,394,487	7,013,459
Cash at beginning of year	7,336,638	323,179
Cash at end of year	47,731,125	7,336,638

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2018	56,351,750	2,845,700	530,601	-	(2,421,110)	955,191
Issued pursuant to acquisition of exploration and evaluation assets	517,499	207,000	-	-	-	207,000
Share-based compensation	-	-	2,130,528	-	-	2,130,528
Shares issued in private placement	19,125,000	6,997,542	-	2,252,458	-	9,250,000
Stock options exercised	2,930,000	685,620	(246,120)	-	-	439,500
Total comprehensive loss for the year	-	-	-	-	(4,020,032)	(4,020,032)
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in initial public offering	24,150,000	31,395,000	-	-	-	31,395,000
Shares issued in private placement	15,000,000	16,736,110	-	-	-	16,736,110
Flow-through shares issued in private placements	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(3,032,606)	-	-	-	(3,032,606)
Agents’ warrants issued	-	(813,952)	-	813,952	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	26,457,335	-	-	26,457,335
Stock options exercised	9,195,000	12,204,631	(5,168,007)	-	-	7,036,624
Warrants exercised	16,554,292	15,283,142	-	(2,562,085)	-	12,721,057
Total comprehensive loss for the year	-	-	-	-	(32,534,439)	(32,534,439)
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These financial statements were approved by the Board of Directors of the Company on April 29, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s financial statements, including comparatives, have been prepared in accordance with and using accounting policies in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the year ended December 31, 2020 and 2019.

b)	Basis of presentation

These financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Foreign currencies

The presentation and functional currency of the Company is the Canadian dollar. Transactions in currencies other than the Canadian dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

d)	Exploration, evaluation and development expenditures

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, the Company capitalizes the costs of acquiring rights or licenses, including those purchased from other parties or staked directly by the Company, until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs and costs of surveying, exploratory drilling, sampling, materials, fuel, equipment rentals or payments to contractors are expensed as incurred.

Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

The Company does not have revenue from mining operations. The Company recognizes gains or losses on the sale of exploration and evaluation assets in accordance with the terms of the purchase and sale agreements. Gains or losses are recognized when a mining option is executed and the cost is derecognized in accordance with the percentage interest sold.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units (“CGU”) to which the exploration activity relates. Each of the Company’s properties is considered to be a separate CGU. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

e)	Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not have any cash equivalents as at December 31, 2020 and 2019.

f)	Decommissioning liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of assets. The net present value of future rehabilitation costs is capitalized to exploration and evaluation assets along with a corresponding increase in the rehabilitation provision in the period incurred.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Decommissioning liabilities (continued)

Pre-tax discount rates that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as exploration and evaluation assets. The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets and the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. There are no decommissioning liabilities for the periods presented.

g)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over the estimated useful lives of 25 years for Property & Buildings, 2 years for Geological Equipment, 2 years for Computer Equipment, and 30% declining balance method for vehicles. Depreciation of an asset begins once it is available for use.

Long-lived assets are comprised of property, plant and equipment. At the end of each reporting period the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained by the sale of the asset in any arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated cash flows expected to arise from the continued use of the asset, including an expansion projects. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the CGU level, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

h)	Leases

The Company recognizes assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments for the lease agreements entered after the transition date which are not short term or low value leases. The right-of-use asset is measured at cost, which is equal to the initial lease liability adjusted for any lease payments at or before the commencement date, less any lease incentives received. It is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for re-measurements of the lease liability. Right-of-use assets are depreciated over the term of the lease.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Leases (continued)

A lease liability is measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate. It is subsequently increased by the interest cost on the lease liability, less the lease payments made. Lease liabilities are re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or in the assessment of whether an extension option is reasonably certain to be exercised. The Company’s estimated weighted average incremental borrowing rate for the year ended December 31, 2020 is 12%.

i)	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited/cancelled before vesting are transferred from equity settled share-based payment reserve to deficit. Charges for options that are expired remain in equity settled share-based payment reserve.

Where the terms and conditions of options are modified before they vest, the changes in fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

j)	Valuation of equity units issued in private placements

The Company follows the pro-rata allocation method with respect to the measurement of shares and warrants issued as private placement units. This values each component at fair value and allocates total proceeds received between shares and warrants based on the pro rata relative values of the components. The fair value of the common shares is based on the closing quoted bid price on the issue date and the fair value of the common share purchase warrants is determined at the issue date using the Black- Scholes pricing model. In the event of a modification in warrants issued as private placement units, no re-measurement adjustment is recognized within equity.

k)	Financial instruments

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are derecognized when the rights to receive cash flows have expired or substantially all risks and rewards of ownership have been transferred. Gains and losses on derecognition are generally recognized in profit and loss.

Financial assets are classified and measured either at amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL") based on the business model in which they are held and the characteristics of their contractual cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any change taken through profit or loss or other comprehensive income.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Financial instruments (continued)

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in profit or loss for the period. Financial assets and liabilities classified at amortized cost are measured at amortized cost using the effective interest method.

The following table sets out the classifications of the Company’s financial assets and liabilities:

Financial assets/liabilities	Classification under IFRS 9
Cash	Amortized cost
Investments	FVTPL
Amounts receivable	Amortized cost
Deposits	Amortized cost
Accounts payables and accrued liabilities	Amortized cost

IFRS requires an expected credit loss model for calculating the impairment of financial assets.

The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

l)	Investments

Purchases and sales of investments are recognized on the settlement date. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition. All transaction costs associated with the acquisition and disposition of investments are expensed to the statement of loss and comprehensive loss as incurred. Interest income and other income are recorded on an accrual basis.

The fair value of investments is determined as follows:

(a)	Securities that are traded in an active market and for which no sales restrictions apply, are presented at fair value based on quoted closing trade prices at the date of statement of financial position. If there were no trades on the date of the statement of financial position, these securities are presented at the closing price on the last date the security traded. These investments are included in Level 1 of the fair value hierarchy.

(b)	Securities that are traded in an active market, but which are escrowed or otherwise restricted as to their sale or transfer, are recorded at amounts discounted from market value to a maximum of 10%. In determining the discount for such investments, the Company considers the nature and length of the restriction. These investments are included in Level 2 of the fair value hierarchy.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	Investments (continued)

(c)	Securities that are not traded in an active market or are valued based on unobservable market inputs are included in the Level 3 of the fair value hierarchy. The Company did not have any Level 3 investments as at December 31, 2020, and 2019.

m)	Flow-through shares

The Company will from time to time issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as recovery of flow-through premium liability and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are required to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as an expense until paid.

n)	Earnings and loss per share

The Company presents basic and diluted earnings and loss per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share does not adjust the earnings or loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

o)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at year end applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Significant Accounting Estimates and Judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Valuation of flow-through premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at December 31, 2020 and has impaired $166,662 (December 31, 2019 - $91,335) in exploration and evaluation assets. Refer to Note 3 for further information.

q)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). The Company has applied the standard prospectively from January 1, 2020. The effects of the amended standard on its financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions and have not been material in the current fiscal year.

r)	New and amended IFRS standards not yet effective

New accounting standards and interpretations have been published that are not mandatory for the current period and have not been adopted early. These standards are not expected to have a material impact on the Company.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.       EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2020 and December 31, 2019:

	Newfoundland
Year ended December 31, 2020	Queensway(i) $	Other(ii) $	Ontario (iii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Staking costs	37,230	2,100	3,600	42,930
Disposal of exploration and evaluation assets	(75,000)	(2,750)	-	(77,750)
Impairment of exploration and evaluation assets	(10,000)	(2,750)	(153,912)	(166,662)
Balance as at December 31, 2020	685,930	13,100	300,204	999,234

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,633,775	-	837,133	3,470,908
Assays	848,000	963	209,159	1,058,122
Drilling	2,560,406	-	-	2,560,406
Geochemistry	-	-	5,330	5,330
Geophysics	838,235	-	-	838,235
Office & general	47,130	499	714	48,343
Property taxes, mining leases and rent	46,217	-	5,812	52,029
Reclamation	163,598	-	-	163,598
Salaries & consulting	1,801,863	37,870	115,985	1,955,718
Supplies & equipment	879,816	6,470	80,803	967,089
Travel & accommodations	225,550	49	150	225,749
Trenching	231,635	-	31,865	263,500
Exploration cost recovery	(30,680)	-	-	(30,680)
	7,611,770	45,851	449,818	8,107,439
Cumulative exploration expense – December 31, 2020	10,245,545	45,851	1,286,951	11,578,347

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.       EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Year ended December 31, 2019	Queensway(i) $	Other(ii) $	Ontario (iii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2018	276,330	107,835	293,516	677,681
Additions
Acquisition costs	382,370	-	132,000	514,370
Impairment of exploration and evaluation assets	-	(91,335)	-	(91,335)
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2018	1,982,032	-	831,337	2,813,369
Assays	37,456	-	1,937	39,393
Drilling	250,260	-	-	250,260
Geophysics	153,934	-	-	153,934
Property taxes, mining leases and rent	45,500	-	3,859	49,359
Salaries & consulting	92,831	-	-	92,831
Supplies & equipment	102,112	-	-	102,112
Travel & accommodations	9,350	-	-	9,350
Exploration cost recovery	(39,700)		-	(39,700)
	651,743	-	5,796	657,539
Cumulative exploration expense – December 31, 2019	2,633,775	-	837,133	3,470,908

(i)	Queensway Project – Gander, Newfoundland

As at December 31, 2020, the Company owns a 100% interest in 86 (2019 – 64) mineral licenses including 6,041 (2019 – 3,547) claims comprising 151,030 (2019 – 88,675) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The optioned lands carry various net smelter return (“NSR”) royalties ranging from 0.6% to 2.0% which can be reduced to 0.5% to 1.0%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

During the year ended December 31, 2020, the Company recorded an impairment of $10,000 (2019 - $Nil) in acquisition costs related to projects no longer being explored.

Disposal of Newfoundland Properties

During the year ended December 31, 2020, the Company recognized a gain on disposal of certain Newfoundland exploration and evaluation assets of $4,384,953. The Company received total non-cash consideration comprised of investments having a fair value of $4,462,703, and derecognized exploration and evaluation assets at their carrying value of $77,750. The Company retained a 2% net smelter returns royalty on future production from the mineral claims.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(ii)	Other Projects - Newfoundland

Impairment of Newfoundland Properties

During the year ended December 31, 2020, the Company recorded an impairment of $2,750 (2019 - $91,335) in acquisition costs related to projects no longer being explored.

(iii)	Ontario Projects

As at December 31, 2020, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

During the year ended December 31, 2020, the Company recorded an impairment of $153,912 (2019 - $Nil) in acquisition costs related to projects no longer being explored.

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment	Vehicles	Total
	$	$	$	$	$
Cost
Balance at December 31, 2019	-	-	-	45,949	45,949
Additions	836,009	15,860	336,020	258,551	1,466,440
Balance at December 31, 2020	836,009	15,860	336,020	304,500	1,492,389
Accumulated Depreciation
Balance at December 31, 2019	-	-	-	16,800	16,800
Depreciation	6,998	4,090	45,474	41,898	98,460
Balance at December 31, 2020	6,998	4,090	45,474	58,698	115,260

Carrying Amount
At December 31, 2019	-	-	-	29,149	29,149
At December 31, 2020	829,011	11,770	290,546	245,802	1,377,129

5.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss in the period in which they occur.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Investments consisted of the following as at December 31, 2020 and 2019:

	December 31, 2020 $	December 31, 2019 $
Exploits Discovery Corp.(i)	3,957,368	-
MetalsTech Limited	604,852	114,937
Novo Resources Corp.	16,527,777	-
Investments, end of year	21,089,997	114,937

(i) The Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021 and trading restrictions expiring April 8, 2021 and was discounted in the amount of $439,708.

An analysis of investments including related gains and losses for the year ended December 31, 2020 and 2019 is as follows:

	Year ended December 31,
	2020 $	2019 $
Investments, beginning of year	114,937	398,102
Investments received in private placement	16,736,110	-
Investments received in sale of exploration and evaluation assets	4,462,704	-
Disposition of investments	-	(280,786)
Realized (loss) on investments	-	(120,734)
Unrealized (loss) gain on investments	(223,754)	118,355
Investments, end of year	21,089,997	114,937

6.	PREPAID EXPENSES AND DEPOSITS

	December 31, 2020 $	December 31, 2019 $
Prepaid expenses	761,595	6,570
Mineral license deposits	496,608	429,866
Prepaid expenses and deposits, end of year	1,258,203	436,436

7.	FLOW-THROUGH SHARE PREMIUM

	Issued June 4, 2020 $	Issued June 10, 2020 $	Total $
Balance at December 31, 2019	-	-	-
Liability incurred on flow-through shares issued	1,697,704	259,915	1,957,619
Settlement of flow-through share premium on expenditures incurred	(1,536,893)	(235,295)	(1,772,188)
Balance at December 31, 2020	160,811	24,620	185,431

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

7.	FLOW-THROUGH SHARE PREMIUM (continued)

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”). At December 31, 2020, the Company incurred $6,443,941 in Qualifying CEE and amortized a total of $1,772,188 of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at December 31, 2020, the Company must spend another $674,255 of Qualifying CEE within one year to satisfy its remaining flow-through obligations.

8.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2020, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2020

During the year ended December 31, 2020, 9,195,000 stock options were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $7,036,624.

During the year ended December 31, 2020, 16,554,292 warrants were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $12,721,057.

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,697,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 13, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 per share for 12 months from the date of issue in connection with the initial public offering.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Details of Common Shares Issued in 2019

During fiscal 2019, the Company issued 517,499 common shares at $0.40 per share totaling $207,000, pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

During fiscal 2019, 2,930,000 stock options were exercised at $0.15 per share for gross proceeds of $439,500.

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 common shares at $0.40 per share for gross proceeds of $750,000.

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 common shares at $0.40 per share for gross proceeds of $500,000.

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000. Each unit consisted of one common share and one warrant. The warrants were valued at $2,252,458. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for three years from the issuance date.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the year ended December 31, 2020 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2019	Granted	Exercised	Cancelled/ Expired	Outstanding December 31, 2020	Exercisable December 31, 2020
February 20, 2022	$0.15	1,930,000	-	(1,855,000)	-	75,000	75,000
September 30, 2023	$0.40	350,000	-	(100,000)	-	250,000	250,000
December 17, 2024	$0.50	5,605,000	-	(2,920,000)	-	2,685,000	2,685,000
April 18, 2025	$1.00	-	2,300,000	(800,000)	-	1,500,000	1,500,000
May 23, 2025	$1.075	-	1,670,000	(1,445,000)	-	225,000	225,000
August 11, 2025	$1.40	-	5,040,000	(2,075,000)	-	2,965,000	2,965,000
September 3, 2025	$2.07	-	215,000	-	-	215,000	215,000
October 1, 2025	$2.15	-	25,000	-	-	25,000	25,000
December 31, 2025	$4.10	-	6,242,500	-	-	6,242,500	6,242,500
		7,885,000	15,492,500	(9,195,000)	-	14,182,500	14,182,500
Weighted average exercise price $		0.41	2.40	0.77	-	2.36	2.36
Weighted average contractual remaining life (years)		4.22	5.0	-	-	4.58	4.58

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the year ended December 31, 2019 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2018	Granted	Exercised	Cancelled/ Expired	Outstanding December 31, 2019	Exercisable December 31, 2019
February 20, 2022	$0.15	4,860,000	-	(2,930,000)	-	1,930,000	1,930,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
December 17, 2024	$0.50	-	5,605,000	-	-	5,605,000	5,605,000
		5,210,000	5,605,000	(2,930,000)	-	7,885,000	7,885,000
Weighted average exercise price $		0.17	0.50	0.15	-	0.41	0.41
Weighted average contractual remaining life (years)		3.18	5.0	-	-	4.22	4.22

The weighted average fair value of share purchase options exercised during the year ended December 31, 2020 is $0.56 (2019 - $0.15). The weighted average share price of options exercised at the date of exercise during the year ended December 31, 2020 is $3.12 (2019 – $0.49).

The weighted average fair value of share purchase options granted during the year ended December 31, 2020 is $1.71 (2019 - $0.38).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.39%	1.64%
Expected option life in years	5.0	5.0
Expected share price volatility(i)	96.82%	103%
Grant date share price	$2.39	$0.50
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i) The expected share price volatility is based on the average historical share price of comparable companies over the life of the option

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The continuity of warrants for the year ended December 31, 2020 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2019	Issued	Exercised	Cancelled/ Expired	Outstanding December 31, 2020
August 11, 2021	$1.30	-	1,190,769	(476,307)	-	714,462
August 13, 2021	$1.30	-	188,999	(75,600)	-	113,399
May 12, 2022	$1.30	-	39,475	-	-	39,475
May 13, 2022	$1.50	-	36,052	-	-	36,052
June 4, 2022	$1.50	-	28,230	(2,385)	-	25,845
June 10, 2022	$1.30	-	4,107	-	-	4,107
November 29, 2022	$0.75	16,000,000	-	(16,000,000)	-	-
		16,000,000	1,487,632	(16,554,292)	-	933,340
Weighted average exercise price $		0.75	1.31	0.77	-	1.31
Weighted average contractual remaining life (years)		2.92	1.07	-	-	0.70

The continuity of warrants for the year ended December 31, 2019 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2018	Issued	Exercised	Cancelled/ Expired	Outstanding December 31, 2019
November 29, 2022	$0.75	-	16,000,000	-	-	16,000,000
		-	16,000,000	-	-	16,000,000
Weighted average exercise price $		-	0.75	-	-	0.75
Weighted average contractual remaining life (years)		-	3.0	-	-	2.92

The weighted average fair value of warrants exercised during the year ended December 31, 2020 is $0.15 (2019 - $Nil). The weighted average share price of warrants exercised at the date of exercise during the year ended December 31, 2020 is $1.41 (2019 – $Nil).

The weighted average fair value of warrants issued during the year ended December 31, 2020 is $0.55 (2019 - $0.14).

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.26%	1.56%
Expected option life in years	1.07	3.0
Expected share price volatility(i)	91.94%	75.03%
Grant date share price	$1.41	$0.50
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the warrant.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Year ended December 31,
	2020 $	2019 $
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(147,690)	(163,500)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	(127,234)	-
Issuance of common shares to Goldspot Discoveries Inc. in a private placement	-	(750,000)
Options exercised by members of key management	5,753,625	375,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.
(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer. On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended December 31, 2020, key management personnel compensation totaled $23,887,832 (2019 - $2,392,822) comprised of salaries, consulting, and bonuses of $1,452,053 (2019 - $786,899) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive Chairman, $20,000 (2019 - $Nil) paid to directors, and share-based compensation of $22,415,779 (2019 - $1,605,923) relating to 13,310,000 (2019 – 4,225,000) stock options granted to directors and officers of the Company.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

9.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at December 31, 2020, $Nil is included in accounts payable and accrued liabilities for amounts owed to key management personnel (2019 - $21,667 owed to the Chief Operating Officer).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

10.	LOSS PER SHARE

	Year ended December 31,
	2020	2019
Loss attributable to common shareholders ($)	32,534,439	4,020,032
Weighted average number of common shares outstanding	112,657,850	60,041,181
Loss per share attributed to common shareholders	$0.29	$0.07

Diluted loss per share did not include the effect of 14,182,500 (2019 – 7,885,000) share purchase options and 933,340 (2019 – 16,000,000) common share purchase warrants as they are anti-dilutive.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended December 31,
	2020 $	2019 $
Non-cash investing and financing activities:
Investments received for exploration and evaluation assets	4,462,703	-
Investments received for private placement	16,736,110	-
Issuance of shares pursuant to the acquisition of exploration and evaluation assets		207,000
Agents warrants issued in private placements	42,183	2,252,458
Agents warrants issued in initial public offering	771,769	-
Right-of-use assets	54,034	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

12.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

13.	INCOME TAXES

The recovery of income taxes shown in the statements of loss (income) and comprehensive loss (income) differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2020	2019
	$	$
(Loss) income before income taxes	(32,534,439)	(4,020,032)
Income tax (recovery) expense at statutory rate	(8,784,000)	(1,065,000)
Permanent and other differences	6,697,000	584,000
Change in unrecognized deductible temporary differences	2,087,000	481,000
Income tax recovery	-	-
Statutory tax rate	27.00%	26.50%

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2020 $	2019 $
Deferred income tax assets
Investments	94,000	63,000
Exploration and evaluation assets	840,000	456,000
Non-capital tax loss carryforward	410,000	300,000
Net capital loss carryforward	46,000	8,000
Other	655,000	(1,000)
Capital asset	30,000
	2,075,000	826,000
Unrecognized deferred tax asset	(2,075,000)	(826,000)
	-	-

As at December 31, 2020, the Company has Canadian non-capital loss carry forwards of $1,517,270 that may be available for tax purposes. The Company’s non-capital losses expire as follows:

Expiry Date	$
2036	89
2037	-
2038	-
2039	1,084,955
2040	432,226
1,517,270

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

14.	COMMITMENTS

The following table summarizes the Company’s long-term commitments as at December 31, 2020:

	1 Year $	2 Years $	3 Years $	4-5 Years $	More than 5 Years $
Lease obligations	53,201	-	-	-	-

The Company is required to spend approximately $1,844,956 over the next 12 months to keep all claims owned in good standing.

The following table summarizes the Company’s long-term commitments as at December 31, 2019:

	1 Year $	2 Years $	3 Years $	4-5 Years $	More than 5 Years $
Option payments for exploration and evaluation assets	-	75,000	-	-	-

15.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –      Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –      Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –      Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s only financial instrument measured at fair value are its investments, for which the fair value is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(a) Fair Values (continued)

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
December 31, 2020	21,089,997	17,132,629	3,957,368	-	21,089,997
December 31, 2019	114,937	114,937	-	-	114,937

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the years ended December 31, 2020 and 2019.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2020, the Company has total liabilities of $635,083 and cash of $47,731,125 which is available to discharge these liabilities (December 31, 2019 – total liabilities of $392,849 and cash of $7,336,638). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk during the years ended December 31, 2020 and 2019.

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, and the Australian dollar and the Canadian dollar at December 31, 2020 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Market risk (continued)

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at December 31, 2020 would change the Company’s net income (loss) by $2,109,000 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2020 and 2019.

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2020 totalled $72,901,845 (December 31, 2019 - $8,962,187). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2020 and 2019.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

17.	SUBSEQUENT EVENTS

Private Placement

Subsequent to December 31, 2020, the Company completed a non-brokered private placement of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid finder’s fees of $524,974 in cash.

Stock Options Exercised

Subsequent to December 31, 2020, 335,000 stock options were exercised at a weighted average exercise price of $0.59 for gross proceeds of $196,200.

Warrants Exercised

Subsequent to December 31, 2020, 291,830 warrants were exercised at a weighted average exercise price of $1.31 for gross proceeds of $381,539.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019, 2018, AND 2017

(Expressed in Canadian Dollars)

Crowe MacKay LLP 1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Found Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of New Found Gold Corp. (the “Company”) as of December 31, 2019, 2018 and 2017, the related statements of loss and comprehensive loss and cash flows and equity for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018 and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants
Vancouver, Canada
December 23, 2020

We have served as the Company’s auditor since 2020.

New Found Gold Corp.

Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31,	December 31,	December 31,
		2019	2018	2017
	Note	$	$	$
ASSETS
Current assets
Cash		7,336,638	323,179	1,011,116
Investments, at fair value	4	114,937	398,102	436,995
Amounts receivable		46,085	164,850	70,131
Prepaid expenses and deposits		436,436	68,630	140,150
Sales taxes recoverable		291,075	109,414	200,020
Total current assets		8,225,171	1,064,175	1,858,412

Non-current assets
Exploration and evaluation assets	3	1,100,716	677,681	1,149,645
Property, plant and equipment		29,149	41,641	-
Total non-current assets		1,129,865	719,322	1,149,645

Total Assets		9,355,036	1,783,497	3,008,057

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6	392,849	828,306	295,490
Advance deposits		-	-	55,000
Total current liabilities		392,849	828,306	350,490

EQUITY
Share capital	5	10,735,862	2,845,700	2,828,700
Reserves	5	4,667,467	530,601	408,240
Foreign currency translation		-	-	(6,205)
Deficit		(6,441,142)	(2,421,110)	(573,168)
Total equity		8,962,187	955,191	2,657,567

Total Equity and Liabilities		9,355,036	1,783,497	3,008,057
NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 14)

These financial statements are authorized for issue by the Board of Directors on December 23, 2020. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“John Anderson”	, Director

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended December 31,
		2019	2018	2017
	Note	$	$	$
Expenses
Exploration and evaluation expenditures	3,6	657,539	1,742,415	1,420,855
Depreciation		12,492	4,308	-
Filing fees		390	858	-
Office and sundry		31,859	52,535	34,630
Professional fees		74,648	107,644	97,040
Salaries and consulting	6	987,399	602,606	295,058
Share-based compensation	5,6	2,130,528	122,361	408,240
Travel		30,554	27,328	13,431
Loss from operating activities		(3,925,409)	(2,660,055)	(2,269,254)
Foreign exchange loss		(909)	(10,813)	(11,643)
Gain on sale of exploration and evaluation assets	3(ii)	-	2,300,840	1,665,000
Impairment of exploration and evaluation assets	3(i)	(91,335)	(71,755)	-
Interest and other income		-	16,451	1,893
Net realized (losses) gains on disposal of investments	4	(120,734)	(216,570)	209,452
Net change in unrealized gains (losses) on investments	4	118,355	(699,231)	(3,606)
Net loss for the year		(4,020,032)	(1,341,133)	(408,158)
Exchange differences on translation of foreign operations		-	6,205	(6,894)
Total loss and comprehensive loss for the year		(4,020,032)	(1,334,928)	(415,052)

Loss per share – basic and diluted ($)	7	(0.07)	(0.02)	(0.01)

Weighted average number of common shares outstanding basic and diluted		60,041,181	56,336,997	53,941,945

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31,
	2019	2018	2017
	$	$	$
Cash flows from operating activities
Loss for the year	(4,020,032)	(1,341,133)	(408,158)
Adjustments for:
Depreciation	12,492	4,308	-
Gain on sale of exploration and evaluation assets	-	(2,300,840)	(1,665,000)
Impairment of exploration and evaluation assets	91,335	71,755	-
Net realized losses (gains) on disposal of investments	120,734	216,570	(209,452)
Net change in unrealized losses (gains) on investments	(118,355)	699,231	3,606
Share-based compensation	2,130,528	122,361	408,240
	(1,783,298)	(2,527,748)	(1,870,764)
Change in non-cash working capital items:
Decrease (increase) in amounts receivable	118,765	(94,719)	(70,131)
(Increase) decrease in prepaid expenses and deposits	(367,806)	71,520	27,606
(Increase) decrease in sales taxes recoverable	(181,661)	90,606	(179,080)
(Decrease) increase in accounts payable and accrued liabilities	(435,457)	558,935	254,901
(Decrease) in advance deposits	-	-	(155,000)
Net cash used in operating activities	(2,649,457)	(1,901,406)	(1,992,468)

Cash flows from investing activities
Purchase of exploration and evaluation assets	(307,370)	(262,655)	(689,141)
Proceeds on disposal of investments	280,786	551,532	1,281,351
Proceeds on sale of exploration and evaluation assets	-	975,000	310,000
Purchase of property, plant and equipment	-	(45,949)	-
Decrease (increase) in advances to affiliated company	-	-	50,470
Net cash (used in) generated from investing activities	(26,584)	1,217,928	952,680

Cash flows from financing activities
Issuance of common shares in private placements	9,250,000	-	2,234,200
Stock options exercised	439,500	-	-
Amounts paid on behalf of Radio Fuels Corp.	-	(258,460)	-
Reimbursements of amounts owed from Radio Fuels Corp.	-	258,460	-
Amounts paid on behalf of Casino Gold Corp.	-	(331,039)	-
Reimbursements of amounts owed from Casino Gold Corp.	-	331,039	-
Repayment of shareholders loans	-	-	(200,342)
Net cash generated from financing activities	9,689,500	-	2,033,858

Net increase (decrease) in cash	7,013,459	(683,478)	994,070
Exchange rate changes on foreign currency cash balances	-	(4,459)	3,399
Cash at beginning of year	323,179	1,011,116	13,647
Cash at end of year	7,336,638	323,179	1,011,116

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 8)

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled		Foreign
			share-based		currency
	Number	Amount	payments	Warrants	translation	Deficit	Total equity
	of shares	$	$	$	$	$	$
Balance at December 31, 2016	50,500,000	505,000	-	-	689	(165,010)	340,679
Issued pursuant to acquisition of exploration and evaluation assets	223,750	89,500	-	-	-	-	89,500
Share-based compensation	-	-	408,240	-	-	-	408,240
Shares issued in private placement	5,585,500	2,234,200	-	-	-	-	2,234,200
Total comprehensive loss for the year	-	-	-	-	(6,894)	(408,158)	(415,052)
Balance at December 31, 2017	56,309,250	2,828,700	408,240	-	(6,205)	(573,168)	2,657,567
Issued pursuant to acquisition of exploration and evaluation assets	42,500	17,000	-	-	-	-	17,000
Stock dividend paid	-	-	-	-	-	(506,809)	(506,809)
Share-based compensation	-	-	122,361	-	-	-	122,361
Total comprehensive loss for the year	-	-	-	-	6,205	(1,341,133)	(1,334,928)
Balance at December 31, 2018	56,351,750	2,845,700	530,601	-	-	(2,421,110)	955,191
Issued pursuant to acquisition of exploration and evaluation assets	517,499	207,000	-	-	-	-	207,000
Share-based compensation	-	-	2,130,528	-	-	-	2,130,528
Shares issued in private placement	19,125,000	6,997,542	-	2,252,458	-	-	9,250,000
Stock options exercised	2,930,000	685,620	(246,120)	-	-	-	439,500
Total comprehensive loss for the year	-	-	-	-	-	(4,020,032)	(4,020,032)
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	-	(6,441,142)	8,962,187

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These financial statements were approved by the Board of Directors of the Company on December 23, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s financial statements, including comparatives, have been prepared in accordance with and using accounting policies in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the years ended December 31, 2019, 2018, and 2017.

b)	Basis of presentation

These financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Basis of consolidation

These financial statements include the accounts of the Company and its previously wholly-owned subsidiary for the period up to June 6, 2018. For the period from June 7, 2018 onwards, these financial statements present the financial position and performance of the Company as an individual entity.

	Place of Incorporation	Principal Activity
Brownstone Ventures (US) Inc. (“Brownstone”)	Delaware, USA	Exploration company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the financial statements. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

d)	Foreign currencies

The presentation and functional currency of the Company is the Canadian dollar. Transactions in currencies other than the Canadian dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

e)	Exploration, evaluation and development expenditures

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, the Company capitalizes the costs of acquiring rights or licenses, including those purchased from other parties or staked directly by the Company, until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs and costs of surveying, exploratory drilling, sampling, materials, fuel, equipment rentals or payments to contractors are expensed as incurred.

Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

The Company does not have revenue from mining operations. The Company recognizes gains or losses on the sale of exploration and evaluation assets in accordance with the terms of the purchase and sale agreements. Gains or losses are recognized when a mining option is executed and the cost is derecognized in accordance with the percentage interest sold.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Exploration, evaluation and development expenditures (continued)

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units (“CGU”) to which the exploration activity relates. Each of the Company’s properties is considered to be a separate CGU. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

f)	Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company did not have any cash equivalents as at December 31, 2019, 2018, and 2017.

g)	Decommissioning liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of assets. The net present value of future rehabilitation costs is capitalized to exploration and evaluation assets along with a corresponding increase in the rehabilitation provision in the period incurred.

Pre-tax discount rates that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as exploration and evaluation assets. The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets and the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. There are no decommissioning liabilities for the periods presented.

h)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over the estimated useful lives. Depreciation of an asset begins once it is available for use.

Long-lived assets are comprised of property, plant and equipment. At the end of each reporting period the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained by the sale of the asset in any arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated cash flows expected to arise from the continued use of the asset, including an expansion projects. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the CGU level, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Property, planet and equipment (continued)

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

i)       Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited/cancelled before vesting are reversed from equity settled share-based payment reserve.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

j)       Valuation of equity units issued in private placements

The Company follows the pro-rata allocation method with respect to the measurement shares and warrants issued as private placement units. This values each component at fair value and allocates total proceeds received between shares and warrants based on the pro rata relative values of the components. The fair value of the common shares is based on the closing quoted bid price on the issue date and the fair value of the common share purchase warrants is determined at the issue date using the Black- Scholes pricing model. In event of a modification in warrants issued as private placement units, no re-measurement adjustment is recognized within equity.

k)       Financial instruments

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are derecognized when the rights to receive cash flows have expired or substantially all risks and rewards of ownership have been transferred.

Financial assets are classified and measured either at amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL") based on the business model in which they are held and the characteristics of their contractual cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any change taken through profit or loss or other comprehensive income.

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in profit or loss for the period. Financial assets and liabilities classified at amortized cost are measured at amortized cost using the effective interest method.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.            SIGNIFICANT ACCOUNTING POLICIES (continued)

k)       Financial instruments (continued)

The following table sets out the classification of the Company’s financial assets and liabilities:

Financial assets/liabilities	Classification under IFRS 9
Cash	Amortized cost
Investments	FVTPL
Amounts receivable	Amortized cost
Deposits	Amortized cost
Accounts payables and accrued liabilities	Amortized cost

IFRS 9 introduces a new three-stage expected credit loss model for calculating the impairment of financial assets.

IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

l)       Investments

Purchases and sales of investments are recognized on the settlement date. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition. All transaction costs associated with the acquisition and disposition of investments are expensed to the statement of loss and comprehensive loss as incurred. Interest income and other income are recorded on an accrual basis.

The fair value of investments is determined as follows:

(a)	Securities that are traded in an active market and for which no sales restrictions apply, are presented at fair value based on quoted closing trade prices at the date of statement of financial position. If there were no trades on the date of the statement of financial position, these securities are presented at the closing price on the last date the security traded. These investments are included in Level 1 of the fair value hierarchy.

(b)	Securities that are traded in an active market, but which are escrowed or otherwise restricted as to their sale or transfer, are recorded at amounts discounted from market value. In determining the discount for such investments, the Company considers the nature and length of the restriction. These investments are included in Level 2 of the fair value hierarchy.

(c)	Securities that are not traded in an active market or are valued based on unobservable market inputs are included in the Level 3 of the fair value hierarchy. The Company did not have any Level 3 investments as at December 31, 2019, 2018, and 2017.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

m)      Earnings and loss per share

The Company presents basic and diluted earnings and loss per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share does not adjust the earnings or loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

n)       Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at year end applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

o)       Significant Accounting Estimates and Judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Significant Accounting Estimates and Judgments (continued)

(ii)	Critical accounting judgments (continued)

Impairment of Exploration and Evaluation Assets

Management has determined that there were indicators of impairment as at December 31, 2019 and has impaired $91,335 (December 31, 2018 - $71,755; December 31, 2017 - $Nil) in exploration and evaluation assets. Refer to Note 3 for further information.

p)	Changes in Accounting Standards and Interpretations

The Company has adopted the following accounting standards effective January 1, 2017:

The Company adopted IFRS 9: Financial Instruments (“IFRS 9”) retrospectively effective January 1, 2017.

This standard replaces the guidance in IAS 39: Financial Instruments: Recognition and Measurements (“IAS 39”). The adoption of IFRS 9 did not impact the carrying value of any of the Company’s financial assets or financial liabilities on the transition date.

The Company did not restate prior periods as it recognized the effects of retrospective application to shareholders’ equity at the beginning of the 2017 annual reporting period, which also includes the date of initial application. The adoption of IFRS 9 resulted in no impact to the opening accumulated deficit on January 1, 2017.

The adoption of the following accounting standards, effective January 1, 2018, had no impact on the financial statements. These standards are:

IFRS 15 – Revenue from Contracts with Customers

Interpretations 22 – Foreign Currency Transactions and Advance Considerations

The adoption of the following accounting standards, effective January 1, 2019, had no impact on the financial statements. These standards are:

IFRS 16 – Leases

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.             EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2019, 2018, and 2017:

	Newfoundland
	Queensway(i)	Other	Ontario (ii)	Total
Year ended December 31, 2019	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2018	276,330	107,835	293,516	677,681
Additions	382,370	-	132,000	514,370
Impairment	-	(91,335)	-	(91,335)
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2018	1,982,032	-	831,337	2,813,369
Assays	37,456	-	1,937	39,393
Drilling	250,260	-	-	250,260
Geophysics	153,934	-	-	153,934
Salaries & consulting	92,831	-	-	92,831
Supplies & equipment	62,412	-	-	62,412
Property taxes, mining leases and rent	45,500	-	3,859	49,359
Travel	9,350	-	-	9,350
	651,743	-	5,796	657,539
Cumulative exploration expense – December 31, 2019	2,633,775	-	837,133	3,470,908

	Newfoundland
	Queensway(i)	Other	Ontario (ii)	Other(iii)	Total
Year ended December 31, 2018	$	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2017	220,585	79,590	418,266	431,204	1,149,645
Additions	55,745	100,000	32,850	97,923	286,518
Disposals	-	-	(157,600)	(529,127)	(686,727)
Impairment	-	(71,755)	-	-	(71,755)
Balance as at December 31, 2018	276,330	107,835	293,516	-	677,681
Exploration and evaluation expenditures
Cumulative exploration expense -
December 31, 2017	999,183	-	122,374	299,298	1,420,855
Assays	78,387	-	78,387	-	156,774
Geophysics	300,000	-	338,156	-	638,156
Salaries & consulting	423,922	-	125,565	50,603	600,090
Supplies & equipment	43,327	-	43,325	-	86,652
Property taxes, mining leases and rent	22,775	-	9,092	-	31,867
Travel	114,438	-	114,438	-	228,876
	982,849	-	708,963	50,603	1,742,415
Properties no longer explored	-	-	-	(349,901)	(349,901)
Cumulative exploration expense – December 31, 2018	1,982,032	-	831,337	-	2,813,369

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.             EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
	Queensway(i)	Other	Ontario (ii)	Other(iii)	Total
Year ended December 31, 2017	$	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2016	136,085	16,500	212,016	61,696	426,297
Additions	84,500	63,090	251,250	304,830	703,670
Disposals	-	-	(45,000)	-	(45,000)
Foreign currency translation	-	-	-	64,678	64,678
Balance as at December 31, 2017	220,585	79,590	418,266	431,204	1,149,645

Year ended December 31, 2017	2017
Assay/analysis and lab work	$891,184
Geological, consulting, salaries and benefits	382,504
Transportation, accommodations and related	86,195
Property taxes and mining lease payments	4,234
Supplies and other exploration expenditures	56,738
Cumulative exploration expense – December 31, 2017	$1,420,855

(i) Queensway Project – Gander, Newfoundland

As at December 31, 2019, the Company owns a 100% interest in 64 mineral licenses including 3,547 claims comprising 88,675 hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The optioned lands carry various net smelter return (“NSR”) royalties ranging from 0.6% to 2.0% which can be reduced to 0.5% to 1.0%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

During the year ended December 31, 2019, the Company recorded an impairment of $91,335 (2018 - $71,755; 2017 - Nil) in acquisition costs related to projects no longer being explored.

(ii) Ontario Projects

As at December 31, 2019, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,441 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

Disposal of Ontario Properties

During the year ended December 31, 2018, the Company recognized gains on disposals of certain northeastern Ontario exploration and evaluation assets of $2,300,840. The Company received total proceeds of $2,458,400, which was comprised of cash of $1,030,000 and investments having a fair value of $1,428,440, and derecognized exploration and evaluation assets at their carrying value of $157,600.

During the year ended December 31, 2017, the Company recognized gains on disposals of certain northeastern Ontario exploration and evaluation assets of $1,665,000. The Company received total proceeds of $1,710,000, which was comprised of cash of $310,000 and investments having a fair value of $1,400,000 and derecognized exploration and evaluation assets at their carrying value of $45,000.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.             EXPLORATION AND EVALUATION ASSETS (continued)

(iii) Other Projects

There were no disposals of exploration and evaluation assets during the year ended December 31, 2019.

Disposal of Nevada Properties

On June 6, 2018, pursuant to the terms of a rollover agreement, the Company disposed of its wholly-owned subsidiary, Brownstone, to Casino Gold Corp. (“Casino Gold”), a newly-formed Ontario mineral exploration corporation, which has similar officers and directors as the Company. At the time of the disposal, the sole asset of Brownstone was its ownership of the Company’s Nevada, USA resource properties. The disposal of Brownstone occurred in exchange for the issuance of 56,351,700 common shares of Casino Gold.

Concurrently upon receipt of the shares of Casino Gold, on June 6, 2018, the Company declared and paid a dividend in-kind to its shareholders on the basis of one share of Casino Gold for each share of New Found Gold.

The transaction has been accounted for through the deconsolidation of Brownstone on June 6, 2018, and the derecognition of its assets and liabilities, and the recognition of a dividend. The dividend was recognized at the carrying value of the disposed net assets as follows:

Exploration and evaluation assets	$466,681
Accounts payable and accrued liabilities	(22,318)
Net assets of Brownstone	$444,363

Disposal of Saskatchewan Properties

On June 6, 2018, pursuant to the terms of a rollover agreement, the Company disposed of its Saskatchewan uranium property to Radio Fuels Corp. (“Radio Fuels”), a newly-formed Ontario mineral exploration corporation, which has similar officers and directors as the Company. The disposal of the Saskatchewan property occurred in exchange for the issuance of 56,351,700 common shares of Radio Fuels.

Concurrently upon receipt of the shares of Radio Fuels, on June 6, 2018, the Company declared and paid a dividend in-kind to its shareholders on the basis of one share of Radio Fuels for each share of New Found Gold.

The transaction has been accounted for through the derecognition of the exploration and evaluation assets and the recognition of a dividend at the carrying value of the assets of $62,446.

4.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss in the period in which they occur.

The fair value and cost of investments as at December 31, 2019, 2018 and 2017 are as follows:

	Fair Value	Cost
	$	$
December 31, 2019	114,937	586,920
December 31, 2018	398,102	988,440
December 31, 2017	436,995	328,101

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

4.	INVESTMENTS (continued)

An analysis of investments including related gains and losses during the year is as follows:

	Year ended December 31,
	2019	2018	2017
	$	$	$
Investments, beginning of year	398,102	436,995	337,500
Purchase of investments through the sale of exploration and evaluation assets	-	1,428,440	1,175,000
Disposition of investments	(280,786)	(551,532)	(1,281,351)
Realized (loss) gain on investments	(120,734)	(216,570)	209,452
Net unrealized (loss) gain on investments	118,355	(699,231)	(3,606)
Investments, end of period	114,937	398,102	436,995

5.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2019, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2019

During the year ended December 31, 2019, the Company issued 517,499 common shares at $0.40 per share totaling $207,000, pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

During the year ended December 31, 2019, 2,930,000 stock options were exercised at $0.15 per share for gross proceeds of $439,500.

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 common shares at $0.40 per share for gross proceeds of $750,000.

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 common shares at $0.40 per share for gross proceeds of $500,000.

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for three years from the issuance date.

Details of Common Shares Issued in 2018

During the year ended December 31, 2018, the Company issued 42,500 common shares at $0.40 per share totaling $17,000, pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

Details of Common Shares Issued in 2017

During the year ended December 31, 2017, the Company issued 223,750 common shares at $0.40 per share totaling $89,500, pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2017, the Company completed a non-brokered private placement financing of 5,585,500 common shares at $0.40 per share for gross proceeds of $2,234,200.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the year ended December 31, 2019 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	December	December
Expiry date	Price	31, 2018	Granted	Exercised	Expired	31, 2019	31, 2019
February 20, 2022	$0.15	4,860,000	-	(2,930,000)	-	1,930,000	1,930,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
December 17, 2024	$0.50	-	5,605,000	-	-	5,605,000	5,605,000
		5,210,000	5,605,000	(2,930,000)	-	7,885,000	7,885,000
Weighted average exercise price $		0.17	0.50	0.15	-	0.41	0.41
Weighted average contractual remaining life (years)		3.18	5.0	-	-	4.22	4.22

The continuity of share purchase options for the year ended December 31, 2018 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	December	December
Expiry date	Price	31, 2017	Granted	Exercised	Expired	31, 2018	31, 2018
February 20, 2022	$0.15	4,860,000	-	-	-	4,860,000	4,860,000
September 30, 2023	$0.40	-	350,000	-	-	350,000	350,000
		4,860,000	350,000	-	-	5,210,000	5,210,000
Weighted average exercise price $		0.15	0.40	-	-	0.17	0.17
Weighted average contractual remaining life (years)		4.14	5.0	-	-	3.18	3.18

The continuity of share purchase options for the year ended December 31, 2017 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	December	December
Expiry date	Price	31, 2016	Granted	Exercised	Expired	31, 2017	31, 2017
February 20, 2022	$0.15	-	4,860,000	-	-	4,860,000	4,860,000
		-	4,860,000	-	-	4,860,000	4,860,000
Weighted average exercise price $		-	0.15	-	-	0.15	0.15
Weighted average contractual remaining life (years)		-	5.0	-	-	4.14	4.14

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	SHARE CAPITAL AND RESERVES (continued)

The weighted average fair value of share purchase options granted during the year ended December 31, 2019 is $0.38 (2018 - $0.35; 2017 - $0.08). The weighted average fair value of share purchase options exercised during the year ended December 31, 2019 is $0.15 (2018 - $Nil; 2017 - $Nil).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Year ended December 31,
	2019	2018	2017
Risk-free interest rate	1.64%	2.42%	1.17%
Expected option life in years	5.0	5.0	5.0
Expected share price volatility(i)	103%	134%	76.0%
Grant date share price	$0.50	$0.40	$0.15
Expected forfeiture rate	-	-	-
Expected dividend yield	Nil	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price volatility of comparable companies over the life of the option.

Warrants

The continuity of warrants for the year ended December 31, 2019 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,			Cancelled/	December 31,
Expiry date	Price	2018	Issued	Exercised	Expired	2019
November 29, 2022	$0.75	-	16,000,000	-	-	16,000,000
		-	16,000,000	-	-	16,000,000
Weighted average exercise price $		-	0.75	-	-	0.75
Weighted average contractual remaining life (years)		-	3.0	-	-	2.92

The Company did not have any warrants outstanding as at December 31, 2018 and 2017.

The weighted average fair value of warrants issued during the year ended December 31, 2019 is $0.14 (2018 - $Nil; 2017 - $Nil).

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Year ended December 31,
	2019	2018	2017
Risk-free interest rate	1.56%
Expected warrant life in years	3.0	-	-
Expected share price volatility(i)	75.03%	-	-
Grant date share price	$0.50	-	-
Expected forfeiture rate	-	-	-
Expected dividend yield	Nil	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price volatility of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Year ended December 31,
	2019	2018	2017
	$	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for exploration and evaluation	(163,500)	(305,000)	-
Reimbursements of amounts owed from Goldspot Discoveries Inc.	-	-	50,470
Amounts paid on behalf of Radio Fuels Corp. (ii)	-	(258,460)	-
Reimbursements of amounts owed from Radio Fuels Corp.	-	258,460	-
Amounts paid on behalf of Casino Gold Corp. (iii)	-	(331,039)	-
Reimbursements of amounts owed from Casino Gold Corp.	-	331,039	-
Advances repaid to Palisades Global Investments Ltd. (iv)	-	-	(100,000)
Issuance of common shares to Palisades Global Investments Ltd. in a private placement	-	-	(100,000)
Advances repaid to ThreeD Capital Inc. (v)	-	-	(100,642)
Issuance of common shares to Goldspot Discoveries Inc. in a private placement	(750,000)	-	-
Options exercised by members of key management	375,000	-	-
Other consulting fees (vi)	-	-	(112,753)
Brownstone Ventures (US) Inc. asset purchase and sale agreement (vii)	-	-	(63,498)

(i)	Goldspot Discoveries Inc. is a related entity having common officers and directors to the Company.
(ii)	Radio Fuels Corp. is a related entity having common officers and directors to the Company.

(iii)	Casino Gold Corp. is a related entity having common officers and directors to the Company.

(iv)	Palisades Global Investments Ltd. is a related entity having common officers and directors to the Company.

(v)	ThreeD Capital Inc. was a related entity having common officers to the Company.

(vi)	Consulting fees paid to corporations having common officers and/or directors to the Company and/or who have similar significant shareholders (+10% ownership).

(vii)	Brownstone Ventures (US) Inc. was a former wholly owned subsidiary of the Company, which entered into an asset purchase and sale agreement with a former director of the Company.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended December 31, 2019, key management personnel compensation totaled $2,392,822 (2018 - $297,401; 2017 - $319,120) comprised of salaries and consulting of $786,899 (2018 - $210,000; 2017 - $73,000) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive Chairman and share-based compensation of $1,605,923 (2018 - $87,401; 2017 - $246,120) relating to 4,225,000 (2018 - 250,000; 2017 – 2,930,000) stock options granted to directors and officers of the Company.

As at December 31, 2019, $21,667 is included in accounts payable and accrued liabilities for amounts owed to the Chief Operating Officer (2018 - $349,450 owed to Goldspot Discoveries Inc.; 2017 – Nil).

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

7.	LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2019, 2018, and 2017 was performed using the following as the numerator and denominator:

	Year ended December 31,
	2019	2018	2017
Loss attributable to common shareholders ($)	4,020,032	1,341,133	408,158
Weighted average number of common shares outstanding	60,041,181	56,336,997	53,941,945

Diluted loss per share did not include the effect of 7,885,000 (2018 – 5,210,000; 2017 – 4,860,000) share purchase options and 16,000,000 (2018 – Nil; 2017 - Nil) common share purchase warrants as they are anti-dilutive.

8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended December 31,
	2019	2018	2017
	$	$	$
Non-cash investing and financing activities:
Stock dividend paid	-	506,809	-
Issuance of shares pursuant to the acquisition of exploration and evaluation assets	207,000	17,000	89,000
Investments acquired through the sale of exploration and evaluation assets	-	1,428,440	1,175,000
Warrants issued in private placement	2,252,458	-	-
Cash paid for income taxes	-	-	-
Cash paid for interest	-	-	-

9.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. As at December 31, 2019 and 2018 all of the Company’s evaluation and exploration assets are located in Canada.

As at December 31, 2017, the Company’s total non-current assets are segmented geographically as follows:

	Year ended December 31, 2017
	Canada	United States	Total
	$	$	$
Exploration and evaluation assets	780,887	368,758	1,149,645

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

10.	INCOME TAXES

The recovery of income taxes shown in the statements of loss (income) and comprehensive loss (income) differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2019	2018	2017
	$	$	$
(Loss) income before income taxes	(4,020,032)	(1,341,133)	(408,158)
Income tax (recovery) expense at statutory rate	(1,065,000)	(355,000)	(108,162)
Non-deductible portion of capital gains	-	-	(27,752)
Permanent and other differences	584,000	(19,000)	108,455
Change in unrecognized deductible temporary differences	481,000	374,000	27,459
Income tax recovery	-	-	-
Statutory tax rate	26.50%	26.50%	26.50%

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2019	2018	2017
	$	$	$
Deferred income tax assets
Investments	63,000	78,000	-
Exploration and evaluation assets	456,000	300,000	-
Non-capital tax loss carryforward	300,000	-	-
Net capital loss carryforward	8,000	-	-
Other	(1,000)	(4,000)	27,459
	826,000	374,000	27,459
Unrecognized deferred tax asset	(826,000)	(374,000)	(27,459)
	-	-	-

As at December 31, 2019, the Company has Canadian non-capital loss carry forwards of $1,125,052 (2018– $89; 2017 – $17,700) that may be available for tax purposes. The Company’s non-capital losses expire as follows:

Expiry Date	$
2036	89
2037	-
2038	2,326
2039	1,122,637
1,125,052

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

11.	COMMITMENTS

The following table summarizes the Company’s long-term commitments as at December 31, 2019:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Option payments for exploration and evaluation assets	-	75,000	-	-	-

The Company is required to spend approximately $1,007,737 over the next 12 months to keep all claims owned and under option agreements in good standing.

The following table summarizes the Company’s long-term commitments as at December 31, 2018:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Option payments for exploration and evaluation assets	613,000	270,000	75,000	-	-

The following table summarizes the Company’s long-term commitments as at December 31, 2017:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Option payments for exploration and evaluation assets	167,000	613,000	270,000	75,000	-

12.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s only financial instrument measured at fair value are its investments, for which the fair value is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

12.	FINANCIAL INSTRUMENTS (continued)

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1	Level 2	Level 3	Total
		$	$	$	$
Recurring measurements	Carrying amount		Fair value
Investments, at fair value
December 31, 2019	114,937	114,937	-	-	114,937
December 31, 2018	398,102	398,102	-	-	398,102
December 31, 2017	436,995	436,995	-	-	436,995

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2017.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2019, the Company has total liabilities of $392,849, and cash of $7,336,638 which is available to discharge these liabilities (2018 - total liabilities of $828,306 and cash of $323,179; 2017 - total liabilities of $350,490 and cash of $1,011,116). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk during the years ended December 31, 2019, 2018, and 2017.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian Dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at December 31, 2019 would not have a material impact on the Company’s net earnings and other comprehensive income. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the Australian Dollar at December 31, 2019 would change the company’s net loss (income) by $11,494 as a result of a 10% change in the Canadian dollar exchange rate relative to the Australian dollar.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

12.	FINANCIAL INSTRUMENTS (continued)

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, the Company is not exposed to interest rate risk.

(iii) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv) Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at December 31, 2019 would change the Company’s net income (loss) by $11,494 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2019, 2018, and 2017.

13.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2019 totalled $8,962,187 (2018 - $955,191; 2017 - $2,657,567). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2019, 2018 and 2017.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

14.	SUBSEQUENT EVENTS

Acquisition by Mexican Gold Corp.

On January 26, 2020, the Company entered into a binding letter agreement with Mexican Gold Corp. (“Mexican Gold”) to have all of the issued and outstanding shares of the Company acquired by Mexican Gold. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated.

Private Placements

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915

Initial Public Offering

On August 11, 2020, the Company completed an initial public offering of an aggregate of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

Stock Options Exercised

Subsequent to December 31, 2019, 3,790,000 stock options were exercised at a weighted average price of $0.22 for gross proceeds of $1,264,500.

Stock Options Granted

Subsequent to December 31, 2019, 2,300,000 stock options were granted at an exercise price of $1.00 and an expiry date of April 18, 2025.

Subsequent to December 31, 2019, 1,670,000 stock options were granted at an exercise price of $1.075 and an expiry date of May 23, 2025.

Subsequent to December 31, 2019, 5,040,000 stock options were granted at an exercise price of $1.40 and an expiry date of August 11, 2025.

Subsequent to December 31, 2019, 215,000 stock options were granted at an exercise price of $2.07 and an expiry date of September 3, 2025.

Subsequent to December 31, 2019, 25,000 stock options were granted at an exercise price of $2.15 and an expiry date of October 1, 2025.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars Unless Otherwise Noted)

14.	SUBSEQUENT EVENTS (continued)

Warrants Exercised

Subsequent to December 31, 2019, 16,554,292 warrants were exercised at a weighted average price of $0.75 for gross proceeds of $12,721,057.

Sale of Exploration and Evaluation Assets

On December 15, 2020, the Company sold a 100% interest in two mineral claims to Exploits Discovery Corp. (“Exploits”) for non-cash consideration of 6,562,799 common shares in the capital of Exploits. The Company will also retain a 2% net smelter returns royalty on production from the mineral claims.